UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: August 14, 2020

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the Basel III Pillar 3 UBS Group AG Second Quarter 2020 Report, which appears immediately following this page.

30 June 2020 Pillar 3 report

UBS Group and significant regulated subsidiaries and sub-groups

Terms used in this report, unless the context requires otherwise

“UBS,” “UBS Group,” “UBS Group AG consolidated,” “Group,” “the Group,” “we,” “us” and “our”	UBS Group AG and its consolidated subsidiaries
“UBS AG consolidated”	UBS AG and its consolidated subsidiaries
“UBS Group AG” and “UBS Group AG standalone”	UBS Group AG on a standalone basis
“UBS AG” and “UBS AG standalone”	UBS AG on a standalone basis
“UBS Switzerland AG” and “UBS Switzerland AG standalone”	UBS Switzerland AG on a standalone basis
“UBS Europe SE consolidated”	UBS Europe SE and its consolidated subsidiaries
“UBS Americas Holding LLC” and “UBS Americas Holding LLC consolidated”	UBS Americas Holding LLC and its consolidated subsidiaries

Table of contents
Introduction and basis for preparation

UBS Group
6	Section 1	Key metrics
9	Section 2	Regulatory exposures and risk-weighted assets
13	Section 3	Credit risk
26	Section 4	Counterparty credit risk
34	Section 5	Securitizations
36	Section 6	Market risk
40	Section 7	Going and gone concern requirements and eligible capital
49	Section 8	Total loss-absorbing capacity
51	Section 9	Leverage ratio
54	Section 10	Liquidity coverage ratio
56	Section 11	Requirements for global systemically important banks and related indicators

Significant regulated subsidiaries and sub-groups
58	Section 1	Introduction
58	Section 2	UBS AG standalone
63	Section 3	UBS Switzerland AG standalone
70	Section 4	UBS Europe SE consolidated
71	Section 5	UBS Americas Holding LLC consolidated

Appendix
73	Abbreviations frequently used in our financial reports
75	Cautionary statement

Contacts

Switchboards

For all general inquiries.
www.ubs.com/contact

Zurich +41-44-234 1111
London +44-207-567 8000
New York +1-212-821 3000
Hong Kong +852-2971 8888
Singapore +65-6495 8000

Investor Relations

UBS’s Investor Relations team supports institutional, professional and retail investors from our offices in Zurich,
London, New York and Krakow.

UBS Group AG, Investor Relations
P.O. Box, CH-8098 Zurich, Switzerland

www.ubs.com/investors

Zurich +41-44-234 4100
New York +1-212-882 5734

Media Relations

UBS’s Media Relations team supports
global media and journalists
from our offices in Zurich, London, New York and Hong Kong.

www.ubs.com/media

Zurich +41-44-234 8500
mediarelations@ubs.com

London +44-20-7567 4714
ubs-media-relations@ubs.com

New York +1-212-882 5858
mediarelations@ubs.com

Hong Kong +852-2971 8200
sh-mediarelations-ap@ubs.com

Office of the Group Company Secretary

The Group Company Secretary receives inquiries on compensation and related issues addressed to members of the Board of Directors.

UBS Group AG, Office of the
Group Company Secretary
P.O. Box, CH-8098 Zurich, Switzerland

sh-company-secretary@ubs.com

+41-44-235 6652

Shareholder Services

UBS’s Shareholder Services team,
a unit of the Group Company Secretary’s office, is responsible for the registration of UBS Group AG registered shares.

UBS Group AG, Shareholder Services
P.O. Box, CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

+41-44-235 6652

US Transfer Agent

For global registered share-related
inquiries in the US.

Computershare Trust Company NA
P.O. Box 505000
Louisville, KY 40233-5000, USA

Shareholder online inquiries:
www-us.computershare.com/
investor/Contact

Shareholder website:
www.computershare.com/investor

Calls from the US

+1-866-305-9566
Calls from outside the US
+1-781-575-2623
TDD for hearing impaired
+1-800-231-5469
TDD for foreign shareholders
+1-201-680-6610

Imprint

Publisher: UBS Group AG, Zurich, Switzerland | www.ubs.com
Language: English

© UBS 2020. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Introduction and basis for preparation

Scope of Basel III Pillar 3 disclosures

The Basel Committee on Banking Supervision (BCBS) Basel III capital adequacy framework consists of three complementary pillars. Pillar 1 provides a framework for measuring minimum capital requirements for the credit, market, operational and non-counterparty-related risks faced by banks. Pillar 2 addresses the principles of the supervisory review process, emphasizing the need for a qualitative approach to supervising banks. Pillar 3 requires banks to publish a range of disclosures, mainly covering risk, capital, leverage, liquidity and remuneration.

This report provides Pillar 3 disclosures for UBS Group and prudential key figures and regulatory information for UBS AG standalone, UBS Switzerland AG standalone, UBS Europe SE consolidated and UBS Americas Holding LLC consolidated in the respective sections under “Significant regulated subsidiaries and sub-groups.”

As UBS is considered a systemically relevant bank (an SRB) under Swiss banking law, UBS Group AG and UBS AG are required to comply with regulations based on the Basel III framework as applicable to Swiss SRBs on a consolidated basis. Capital and other regulatory information as of 30 June 2020 for UBS Group AG consolidated is provided in the “Capital management” section of our second quarter report and for UBS AG consolidated in the “Capital management” section of our UBS AG second quarter 2020 report, available under “Quarterly reporting” at www.ubs.com/investors.

Local regulators may also require the publication of Pillar 3 information at a subsidiary or sub-group level. Where applicable, these local disclosures are provided under “Holding company and significant regulated subsidiaries and sub-groups” at www.ubs.com/investors.

Significant BCBS and FINMA capital adequacy, liquidity and funding, and related disclosure requirements

This Pillar 3 report has been prepared in accordance with Swiss Financial Market Supervisory Authority (FINMA) Pillar 3 disclosure requirements (FINMA Circular 2016/1, “Disclosure – banks”) as revised on 31 October 2019, the underlying BCBS guidance “Revised Pillar 3 disclosure requirements” issued in January 2015, the “Frequently asked questions on the revised Pillar 3 disclosure requirements” issued in August 2016, the “Pillar 3 disclosure requirements – consolidated and enhanced framework” issued in March 2017 and the subsequent “Technical Amendment – Pillar 3 disclosure requirements – regulatory treatment of accounting provisions” issued in August 2018.

Significant regulatory developments, and disclosure requirements and changes effective in this quarter

COVID-19 temporary regulatory measures

In May 2020, FINMA published guidance related to regulatory exemptions that were provided in the first quarter of 2020 in light of the COVID-19 pandemic. Based on such guidance, the temporary exemption that permits banks to exclude central bank sight deposits from the leverage ratio denominator (the LRD) for the purpose of calculating going concern ratios has been extended for all banks from 1 July 2020 until 1 January 2021.

FINMA announced in May 2020 that the previously introduced temporary exemption, freezing the total number of backtesting exceptions until 1 July 2020 at a level of 1 February 2020, will be introduced into supervisory practice; the content of the exemption therefore continues to apply beyond 1 July 2020. UBS Group AG did not benefit from this measure in the first two quarters of 2020.

The loan guarantee program that was set up by the Swiss Federal Council in March 2020 to support small and medium-sized entities (SMEs) via Swiss banks permits the issuance of new credit lines until 31 July 2020. As of 17 July 2020, we had committed CHF 2.7 billion of loans up to CHF 0.5 million, which are 100% guaranteed by the Swiss government, and CHF 0.5 billion of loans between CHF 0.5 million and CHF 20 million, which are 85% government-guaranteed. As of the same date, CHF 1.5 billion (i.e., 47% of the committed funds) had been drawn under the program. The Swiss Federal Council issued a draft law in July 2020 with a planned duration until 31 December 2032, seeking to transpose the loan guarantee program created under the emergency law in March 2020 into a federal law. The law will include provisions to terminate temporary measures early.

US regulatory authorities temporarily eased the supplementary leverage ratio (SLR) requirements for subsidiary banks of bank holding companies and intermediate holding companies in May 2020. UBS Americas Holding LLC has been subject to SLR requirements for local US reporting since 1 April 2020. The relief also permits exclusion of US Treasury securities and deposits at Federal Reserve Banks from the SLR denominator through March 2021.

The EU has adjusted the Capital Requirements Regulation in order to mitigate unintended consequences stemming from the COVID-19 pandemic, including the possibility to exclude central bank deposits and unsettled trades from the LRD. The measures are expected to have a limited impact on UBS Europe SE.

→   Refer to the “UBS Group AG consolidated,” “UBS AG standalone” and “UBS Switzerland AG standalone” sections of this report for more information about the effects of the temporary exemption granted by FINMA in connection with COVID-19

→   Refer to the “Significant regulated subsidiaries and sub-groups” section of this report for more information about the implementation of SLR requirements for UBS Americas Holding LLC

Revision of the Swiss Banking Act

In June 2020, the Swiss Federal Council adopted a dispatch on the partial revision of the Swiss Banking Act.

The proposed measures would strengthen the Swiss depositor protection scheme by requiring banks to deposit half of their contribution obligations for the deposit protection scheme in securities or cash with a custodian. An adjustment to the Intermediated Securities Act would require custodians of securities to separate their own portfolios from the portfolios of their clients. Furthermore, the revision amends the section of the Swiss Banking Act on bank insolvency provisions, including the ranking of claims in case of a bail-in and the required subordination of bail-in bonds, except those issued by a holding company with pari-passu liabilities of less than 5% of gone concern eligible bail-in bonds.

The revised Swiss Banking Act is not expected to come into force until the start of 2022. We expect moderate additional costs for all Switzerland-based Group entities in scope.

First publication of the Pillar 3 ”CCR8 – Exposures to central counterparties” table

Following the adoption of the FINMA revisions to the capital treatment concerning UBS’s exposures to central counterparties in January 2020, we disclose the semiannual “CCR8 – Exposures to central counterparties” table for the first time in this report.

Simplification of Pillar 3 disclosures

Considering the current immaterial business volumes and declining trend of total securitization exposures over the past years, we have condensed the following semiannual Pillar 3 disclosures into one single tabular disclosure titled ”Securitization exposures in the banking and trading book and associated regulatory capital requirements”:

–   ”SEC1 – Securitization exposures in the banking book”;

–   ”SEC2 – Securitization exposures in the trading book”;

–   ”SEC3 – Securitization exposures in the banking book and associated regulatory capital requirements – bank acting as originator or as sponsor”; and

–   ”SEC4 – Securitization exposures in the banking book and associated regulatory capital requirements – bank acting as investor.”

The new table is presented for the first time in this report.

Market risk RWA are mainly based on the internal models approach, with the exception of securitization exposures in the trading book, which are subject to the standardized approach. From the second quarter of 2020 onward, the MR1 table is therefore no longer separately presented and RWA from securitization exposures in the trading book continues to be disclosed in the “OV1 – Overview of RWA” and “Regulatory exposures and risk-weighted assets” tables as well as in the narrative of section 5 on securitization exposures in the trading book.

Removal of market risk RWA multiplier

When our value-at-risk (VaR) model was structurally changed in the first quarter of 2016, FINMA introduced a temporary market risk RWA multiplier of 1.3 to be applied in the calculation of VaR and stressed VaR (SVaR) RWA. As of 30 June 2020, we have removed this specific multiplier following the demonstration of model performance in certain sub-portfolios.

Changes to accounting treatment affecting Pillar 1 and Pillar 3 disclosures of UBS AG standalone

In June 2020, we aligned the accounting treatment of investments in associates in the UBS AG IFRS standalone accounts with the ”equity method” accounting applied in the UBS Group IFRS financial statements. Previously, we had applied a ”cost less impairment” approach for these investments in the UBS AG standalone IFRS financial statements. Effective 30 June 2020, UBS AG standalone CET1 capital, LRD and RWA increased by approximately USD 0.9 billion, USD 0.9 billion and USD 2.4 billion, respectively.

→   Refer to the “UBS AG standalone” section of this report for more information about the restated comparatives

Results of the annual Comprehensive Capital Analysis and Review

In June 2020, the Federal Reserve Board released the results of its annual Dodd–Frank Act Stress Tests (DFAST) and Comprehensive Capital Analysis and Review (CCAR). UBS Americas Holding LLC exceeded minimum capital requirements under the severely adverse scenario and the Federal Reserve Board did not object to its capital plan. As a result, UBS Americas Holding LLC will no longer be subject to the qualitative assessment component of CCAR. The Federal Reserve Board also conducted sensitivity analyses to model the economic effects of the COVID-19 pandemic. As a result of these supplementary analyses, the Federal Reserve Board determined that firms should resubmit revised capital plans based on a new stress scenario that is to be provided to supervised firms by 30 September 2020.

Frequency and comparability of Pillar 3 disclosures

FINMA has specified the reporting frequency for each disclosure, as outlined in the table on pages 7 and 8 of our 31 December 2019 Pillar 3 report, available under “Pillar 3 disclosures” at www.ubs.com/investors.

In line with the FINMA-specified disclosure frequency and requirements for disclosure with regard to comparative periods, we provide quantitative comparative information as of 31 March 2020 for disclosures required on a quarterly basis and as of 31 December 2019 for disclosures required on a semiannual basis. Where specifically required by FINMA and/or the BCBS, we disclose comparative information for additional reporting dates.

Where required, movement commentary is aligned with the corresponding disclosure frequency required by FINMA and always refers to the latest comparative period. Throughout this report, signposts are displayed at the beginning of a section, table or chart – Semiannual | Quarterly | – indicating whether the disclosure is provided semiannually or quarterly. A triangle symbol – p  p  – indicates the end of the signpost.

→   Refer to our 31 March 2020 Pillar 3 report, available under “Pillar 3 disclosures” at www.ubs.com/investors,  for more information about previously published quarterly movement commentary

→   Refer to our 31 December 2019 Pillar 3 report, available under “Pillar 3 disclosures” at www.ubs.com/investors,  for more information about previously published semiannual movement commentary

UBS Group

UBS Group AG consolidated

Section 1  Key metrics

Key metrics of the second quarter of 2020

Quarterly | The KM1 and KM2 tables on the following pages are based on the Basel Committee on Banking Supervision (BCBS) Basel III rules; however, they do not reflect the effects of the temporary exemption granted by the Swiss Financial Market Supervisory Authority (FINMA) in connection with COVID-19 that permits banks to exclude central bank sight deposits from the leverage ratio calculation. The KM2 table includes a reference to the total loss-absorbing capacity (TLAC) term sheet, published by the Financial Stability Board (the FSB). The FSB provides this term sheet at www.fsb.org/2015/11/total-loss-absorbing-capacity-tlac-principles-and-term-sheet.

During the second quarter of 2020, our common equity tier 1 (CET1) capital increased by USD 1.5 billion to USD 38.1 billion, mainly as a result of operating profit before tax and foreign currency effects, which were partially offset by current taxes, defined benefit plans and accruals for capital returns to shareholders. Our Tier 1 capital increased by USD 1.6 billion to USD 53.5 billion, predominantly driven by the aforementioned USD 1.5 billion increase in CET1 capital. Total capital increased by USD 1.1 billion to USD 58.9 billion from the aforementioned increase in CET1 capital, and was partially offset by the decrease in eligibility of a Tier 2 capital instrument amounting to USD 0.5 billion due to the shortening of its residual tenor.

→   Refer to the “Introduction and basis for preparation” section of this report for more information about the COVID-19-related temporary regulatory measures, and to “Effects of the application of the temporary COVID-19-related FINMA exemption of central bank sight deposits” in the “Going and gone concern requirements and eligible capital“ section of this report for additional information

The TLAC available as of 30 June 2020 of USD 93.7 billion included CET1 capital of USD 38.1 billion, additional tier 1 and tier 2 capital instruments of USD 15.4 billion and USD 7.7 billion, respectively, eligible under the TLAC framework, and non-regulatory capital elements of TLAC of USD 32.4 billion, as disclosed in section 8 of this report. Under the Swiss systemically relevant bank (SRB) framework, TLAC excludes 45% of the gross unrealized gains on debt instruments measured at fair value through other comprehensive income for accounting purposes, which for regulatory capital purposes is measured at the lower of cost or market value. This amount was USD 0.1 billion as of 30 June 2020, and is included as total capital in the KM1 table, and as available TLAC in the KM2 table in this section.

Our available TLAC was stable at USD 93.7 billion, as the aforementioned USD 1.6 billion increase of Tier 1 capital, three new issuances of TLAC instruments amounting to USD 0.8 billion and interest rate risk hedge, foreign currency translation and other effects were offset by a decrease in the eligibility of two TLAC instruments of USD 2.9 billion due to the shortening of their residual tenor.

Risk-weighted assets (RWA) were stable at USD 286.4 billion, primarily driven by an increase in credit risk RWA, partly offset by a reduction in counterparty credit risk (CCR) RWA and market risk RWA.

The leverage ratio exposure increased by USD 18 billion to USD 974 billion, driven by an increase of on-balance sheet exposures (excluding derivatives and SFT) of USD 37 billion, partially offset by lower derivative exposures of USD 14 billion and a decrease in SFT exposures of USD 5 billion.

High-quality liquid assets (HQLA) increased by USD 36 billion, driven by greater average cash balances due to increased debt issuances, lower net funding consumption by the business divisions and higher customer deposit balances in Global Wealth Management. Net cash outflows increased by USD 11.4 billion due to reduced average net inflows from secured financing transactions and higher average outflows from customer deposits, partly offset by higher average inflows from derivative transactions. p

Quarterly |

KM1: Key metrics
USD million, except where indicated
		30.6.20	31.3.20	31.12.19	30.9.19	30.6.19
Available capital (amounts)
1	Common equity tier 1 (CET1)	38,146	36,691	35,582	34,673	34,948
1a	Fully loaded ECL accounting model CET1[1]	38,102	36,656	35,538	34,635	34,904
2	Tier 1	53,537	51,916	51,888	50,702	49,993
2a	Fully loaded ECL accounting model Tier 1[1]	53,492	51,882	51,844	50,664	49,949
3	Total capital	58,908	57,784	57,614	56,396	56,345
3a	Fully loaded ECL accounting model total capital[1]	58,863	57,750	57,570	56,358	56,302
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	286,436	286,256	259,208	264,626	262,135
4a	Minimum capital requirement[2]	22,915	22,901	20,737	21,170	20,971
4b	Total risk-weighted assets (pre-floor)	286,436	286,256	259,208	264,626	262,135
Risk-based capital ratios as a percentage of RWA
5	Common equity tier 1 ratio (%)	13.32	12.82	13.73	13.10	13.33
5a	Fully loaded ECL accounting model Common equity tier 1 ratio (%)[1]	13.30	12.81	13.71	13.09	13.32
6	Tier 1 ratio (%)	18.69	18.14	20.02	19.16	19.07
6a	Fully loaded ECL accounting model Tier 1 ratio (%)[1]	18.67	18.12	20.00	19.15	19.05
7	Total capital ratio (%)	20.57	20.19	22.23	21.31	21.49
7a	Fully loaded ECL accounting model total capital ratio (%)[1]	20.55	20.17	22.21	21.30	21.48
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (2.5% from 2019) (%)	2.50	2.50	2.50	2.50	2.50
9	Countercyclical buffer requirement (%)	0.02	0.02	0.08	0.10	0.09
9a	Additional countercyclical buffer for Swiss mortgage loans (%)	0.00	0.00	0.23	0.21	0.22
10	Bank G-SIB and/or D-SIB additional requirements (%)	1.00	1.00	1.00	1.00	1.00
11	Total of bank CET1-specific buffer requirements (%)	3.52	3.52	3.58	3.60	3.59
12	CET1 available after meeting the bank’s minimum capital requirements (%)	8.82	8.32	9.23	8.60	8.83
Basel III leverage ratio[3]
13	Total Basel III leverage ratio exposure measure	974,348	955,932	911,325	901,914	911,379
14	Basel III leverage ratio (%)	5.49	5.43	5.69	5.62	5.49
14a	Fully loaded ECL accounting model Basel III leverage ratio (%)[1]	5.49	5.43	5.69	5.62	5.48
Liquidity coverage ratio[4]
15	Total HQLA	206,693	170,630	166,215	167,916	176,173
16	Total net cash outflow	133,786	122,383	124,112	122,025	121,314
17	LCR (%)	155	139	134	138	145

1 The fully loaded ECL accounting model excludes the transitional relief of recognizing ECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks.”    2 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    3 Leverage ratio exposures and leverage ratios for 30 June 2020 and 31 March 2020 do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section of this report and to “Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits” in the “Going and gone concern requirements and eligible capital“ section for more information.    4 Calculated based on quarterly average. Refer to “Liquidity coverage ratio” in section 10 of this report for more information.

p

UBS Group AG consolidated

Quarterly |

KM2: Key metrics – TLAC requirements (at resolution group level)[1]
USD million, except where indicated
		30.6.20	31.3.20	31.12.19	30.9.19	30.6.19
1	Total loss-absorbing capacity (TLAC) available	93,658	93,718	89,660	88,197	87,388
1a	Fully loaded ECL accounting model TLAC available[2]	93,613	93,684	89,616	88,159	87,344
2	Total RWA at the level of the resolution group	286,436	286,256	259,208	264,626	262,135
3	TLAC as a percentage of RWA (%)	32.70	32.74	34.59	33.33	33.34
3a	Fully loaded ECL accounting model TLAC as a percentage of fully loaded ECL accounting model RWA (%)[2]	32.68	32.73	34.57	33.31	33.32
4	Leverage ratio exposure measure at the level of the resolution group[3]	974,348	955,932	911,325	901,914	911,379
5	TLAC as a percentage of leverage ratio exposure measure (%)[3]	9.61	9.80	9.84	9.78	9.59
5a	Fully loaded ECL accounting model TLAC as a percentage of fully loaded ECL accounting model leverage exposure measure (%)[2,3]	9.61	9.80	9.83	9.77	9.58
6a	Does the subordination exemption in the antepenultimate paragraph of Section 11 of the FSB TLAC Term Sheet apply?	No
6b	Does the subordination exemption in the penultimate paragraph of Section 11 of the FSB TLAC Term Sheet apply?	No
6c

If the capped subordination exemption applies, the amount of funding issued that ranks pari passu with excluded liabilities and that is recognized as external TLAC, divided by funding issued that ranks pari passu with excluded liabilities and that would be recognized as external TLAC if no cap was applied (%)

		N/A – Refer to our response to 6b.

1 Resolution group level is defined as the UBS Group AG consolidated level.    2 The fully loaded ECL accounting model excludes the transitional relief of recognizing ECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks.”    3 Leverage ratio exposures and leverage ratios for 30 June 2020 and 31 March 2020 do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section of this report and to “Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits” in the “Going and gone concern requirements and eligible capital“ section for more information.

p

Section 2  Regulatory exposures and risk-weighted assets

Our approach to measuring risk exposure and risk-weighted assets

Quarterly | Depending on the intended purpose, the measurement of risk exposure that we apply may differ. Exposures may be measured for financial accounting purposes under International Financial Reporting Standards (IFRS), for deriving our regulatory capital requirements or for internal risk management and control purposes. Our Pillar 3 disclosures are generally based on measures of risk exposure used to derive the regulatory capital required under Pillar 1. Our risk-weighted assets (RWA) are calculated according to the Basel Committee on Banking Supervision (BCBS) Basel III framework, as implemented by the Swiss Capital Adequacy Ordinance issued by the Swiss Federal Council and by the associated circulars issued by the Swiss Financial Market Supervisory Authority (FINMA).

For information about the measurement of risk exposures and RWA, refer to pages 12–14 of our 31 December 2019 Pillar 3 report, available under “Pillar 3 disclosures” at www.ubs.com/investors. p

RWA development in the second quarter of 2020

Quarterly | The OV1 table on the next page provides an overview of our RWA and the related minimum capital requirements by risk type. The table presented is based on the respective FINMA template and empty rows indicate current non-applicability to UBS.

During the second quarter of 2020, RWA increased by USD 0.2 billion to USD 286.4 billion, primarily driven by an increase in credit risk RWA of USD 2.9 billion, partly offset by a reduction in counterparty credit risk (CCR) RWA of USD 1.6 billion and market risk RWA of USD 0.9 billion.

Credit risk RWA under the internal ratings-based approach increased by USD 2.9 billion, mainly due to business growth in Global Wealth Management and Personal & Corporate Banking. Changes in credit ratings and loss given default resulted in an increase of less than USD 1.0 billion in RWA during the second quarter of 2020. Counterparty credit risk RWA on derivatives including those under the standardized approach and the internal model method decreased by USD 2.7 billion, mainly as a result of lower volumes in Global Markets. RWA on securities financing transactions, including those subject to value-at-risk (VaR) and other counterparty credit risk treatments, increased by USD 1.1 billion, mainly driven by increased prime brokerage volumes in Global Markets. Market risk RWA decreased by USD 0.9 billion, primarily driven by the removal of a model multiplier, as well as the impact of client activity and market conditions on stressed and regulatory VaR.

The flow tables for credit risk, counterparty credit risk and market risk RWA in the respective sections of this report provide further details regarding the movements in RWA in the second quarter of 2020. More information about capital management and RWA, including details regarding movements in RWA during the second quarter of 2020, is provided on pages 53–54 in the “Capital management” section of our second quarter 2020 report, available under “Quarterly reporting” at www.ubs.com/investors. p

UBS Group AG consolidated

Quarterly |

OV1: Overview of RWA
		RWA			Minimum capital requirements[1]
USD million		30.6.20	31.3.20	31.12.19	30.6.20
1	Credit risk (excluding counterparty credit risk)	133,180	130,236	121,244	10,654
2	of which: standardized approach (SA)	30,144	30,159	28,386	2,412
2a	of which: non-counterparty-related risk	13,219	13,061	13,135	1,058
3	of which: foundation internal ratings-based (F-IRB) approach
4	of which: supervisory slotting approach
5	of which: advanced internal ratings-based (A-IRB) approach	103,036	100,076	92,858	8,243
6	Counterparty credit risk[2]	39,983	41,560	36,354	3,199
7	of which: SA for counterparty credit risk (SA-CCR)[3]	5,903	7,254	4,699	472
8	of which: internal model method (IMM)	19,284	20,582	20,275	1,543
8a	of which: value-at-risk (VaR)	8,055	6,663	5,502	644
9	of which: other CCR	6,741	7,061	5,879	539
10	Credit valuation adjustment (CVA)	4,523	3,889	1,900	362
11	Equity positions under the simple risk weight approach[4]	2,646	3,136	3,261	212
12	Equity investments in funds – look-through approach[5]	705	671		56
13	Equity investments in funds – mandate-based approach[5]	611	735		49
14	Equity investments in funds – fallback approach[5]	25	110		2
15	Settlement risk	395	1,201	357	32
16	Securitization exposures in banking book	598	607	633	48
17	of which securitization internal ratings-based approach (SEC-IRBA)
18	of which securitization external ratings-based approach (SEC-ERBA), including internal assessment approach (IAA)	564	574	598	45
19	of which securitization standardized approach (SEC-SA)	34	33	35	3
20	Market Risk	14,228	15,096	6,556	1,138
21	of which: standardized approach (SA)	370	449	419	30
22	of which: internal model approaches (IMA)	13,859	14,647	6,137	1,109
23	Capital charge for switch between trading book and banking book[6]
24	Operational risk	77,542	77,542	77,542	6,203
25	Amounts below thresholds for deduction (250% risk weight)[7]	12,005	11,473	11,361	960
25a	of which: Deferred tax assets	9,212	8,705	8,951	737
26	Floor adjustment[8]
27	Total	286,436	286,256	259,208	22,915

1 Calculated based on 8% of RWA.    2 Excludes settlement risk, which is separately reported in line 15 “Settlement risk.” Includes RWA with central counterparties. The split between the sub-components of counterparty credit risk refers to the calculation of the exposure measure.    3 Calculated in accordance with the standardized approach for counterparty credit risk (SA-CCR) from 1 January 2020 onward, whereas periods prior to 2020 were calculated in accordance with the current exposure method (CEM).    4 Information as of 31 December 2019 includes investments in funds calculated based on the simple risk-weight approach, whereas from 1 January 2020 onward investments in funds are disclosed in rows 12, 13 and 14 based on risk weighting in accordance with the new regulation for investments in funds.    5 From 2020 onward, the risk weighting has been calculated in accordance with the regulation for investments in funds.    6 Not applicable until the implementation of the final rules on the minimum capital requirements for market risk (the Fundamental Review of the Trading Book).    7 Includes items subject to threshold deduction treatment that do not exceed their respective threshold and are risk weighted at 250%. Items subject to threshold deduction treatment include significant investments in common shares of non-consolidated financial institutions (banks, insurance and other financial entities) and deferred tax assets arising from temporary differences.    8 No floor effect, as 80% of our Basel I RWA, including the RWA equivalent of the Basel I capital deductions, do not exceed our Basel III RWA, including the RWA equivalent of the Basel III capital deductions. For the status of the finalization of the Basel III capital framework, refer to the “Regulatory and legal developments” section of our Annual Report 2019, which outlines how the proposed floor calculation would differ in significant aspects from the current approach.

p

The table below and on the following pages is provided on a voluntary basis to complement other disclosures presented in this report. It is aligned with the principles applied in the OV1 table and presents the net exposure at default (EAD) and RWA by risk type and FINMA-defined asset class, which forms the basis for the calculation of RWA. These exposures are further subdivided into standardized approaches and advanced internal ratings-based (A-IRB) or model-based approaches. For credit risk, the classification defines the method used to derive the risk weight factors, through either internal ratings (A-IRB) or external ratings (standardized approach). The split between standardized approaches and A-IRB or model-based approaches for counterparty credit risk refers to the exposure measure, whereas the split in templates CCR3 and CCR4 refers to the risk weighting approach. Market and operational risk RWA, excluding securitization and re-securitization in the trading book, are derived using model calculations and are therefore included in the model-based approach columns.

The table provides references to sections in this report containing more information about the specific topics.

Regulatory exposures and risk-weighted assets
30.6.20	A-IRB / model-based approach			Standardized approach			Total
USD million	Net EAD	RWA	Section or table reference	Net EAD	RWA	Section or table reference	Net EAD	RWA
Credit risk (excluding counterparty credit risk)	636,927	103,036	3	51,894	30,144	3	688,821	133,180
Central governments and central banks	198,976	3,343	CR6, CR7	10,048	913	CR4, CR5	209,025	4,256
Banks and securities dealers	17,763	5,948	CR6, CR7	6,129	1,479	CR4, CR5	23,892	7,427
Public-sector entities, multilateral development banks	10,169	1,041	CR6, CR7	1,490	368	CR4, CR5	11,659	1,409
Corporates: specialized lending	25,207	11,963	CR6, CR7				25,207	11,963
Corporates: other lending	61,820	38,067	CR6, CR7	7,799	6,381	CR4, CR5	69,619	44,448
Central counterparties				775	24		775	24
Retail	322,991	42,674		11,538	7,760	CR4, CR5	334,529	50,434
Residential mortgages	155,269	30,337	CR6, CR7	6,171	2,619		161,440	32,956
Qualifying revolving retail exposures (QRRE)	1,660	661	CR6, CR7				1,660	661
Other retail[1]	166,062	11,676	CR6, CR7	5,367	5,141		171,428	16,817
Non-counterparty-related risk				14,115	13,220	CR4, CR5	14,115	13,219
Property, equipment and software				12,829	12,829		12,829	12,829
Other				1,286	391		1,286	391
Counterparty credit risk[2]	108,774	27,339	4	78,905	12,644	4	187,679	39,983
Central governments and central banks	8,818	1,068	CCR3, CCR4	1,875	135	CCR3, CCR4	10,693	1,204
Banks and securities dealers	20,801	5,663	CCR3, CCR4	2,673	855	CCR3, CCR4	23,474	6,518
Public-sector entities, multilateral development banks	2,013	347	CCR3, CCR4	755	47	CCR3, CCR4	2,768	395
Corporates incl. specialized lending	54,921	19,695	CCR3, CCR4	23,605	9,642	CCR3, CCR4	78,526	29,338
Central counterparties	22,113	457	CCR8	40,211	959	CCR8	62,325	1,416
Retail	108	108	CCR3, CCR4	9,785	1,005	CCR3, CCR4	9,893	1,113
Credit valuation adjustment (CVA)		3,082	4, CCR2		1,441	4, CCR2		4,523
Equity positions under the simple risk weight approach[3]	634	2,646	3, CR10				634	2,646
Equity investments in funds in the banking book (CR)[4]	284	1,341					284	1,341
Settlement risk	835	215		491	180		1,325	395
Securitization exposure in the banking book				176	598	5,6	176	598
Market risk[5]		13,859	6	655	370	6	655	14,228
Value-at-risk (VaR)		1,848	MR2					1,848
Stressed value-at risk (SVaR)		3,619	MR2					3,619
Add-on for risks-not-in-VaR (RniV)		7,021	MR2					7,021
Incremental risk charge (IRC)		1,371	MR2					1,371
Comprehensive risk measure (CRM)[6]
Securitization / re-securitization in the trading book[5]				655	370	5	655	370
Operational risk		77,542						77,542
Amounts below thresholds for deduction (250% risk weight)	1,117	2,793		3,685	9,212		4,802	12,005
Deferred tax assets				3,685	9,212		3,685	9,212
Significant investments in non-consolidated financial institutions	1,117	2,793					1,117	2,793
Total	736,409	231,847		147,964	54,589		884,373	286,436

UBS Group AG consolidated

Regulatory exposures and risk-weighted assets (continued)
31.12.19	A-IRB / model-based approach			Standardized approach			Total
USD million	Net EAD	RWA	Section or table reference	Net EAD	RWA	Section or table reference	Net EAD	RWA
Credit risk (excluding counterparty credit risk)	551,748	92,858	3	49,939	28,386	3	601,687	121,244
Central governments and central banks	138,880	2,482	CR6, CR7	10,687	938	CR4, CR5	149,567	3,420
Banks and securities dealers	17,614	6,102	CR6, CR7	5,541	1,314	CR4, CR5	23,155	7,416
Public-sector entities, multilateral development banks	8,012	844	CR6, CR7	920	238	CR4, CR5	8,932	1,082
Corporates: specialized lending	23,313	11,475	CR6, CR7				23,313	11,475
Corporates: other lending	52,533	31,836	CR6, CR7	6,017	4,824	CR4, CR5	58,550	36,660
Central counterparties				474	16		474	16
Retail	311,396	40,118		12,074	7,923	CR4, CR5	323,469	48,041
Residential mortgages	149,255	29,133	CR6, CR7	6,466	2,641		155,721	31,774
Qualifying revolving retail exposures (QRRE)	1,944	687	CR6, CR7				1,944	687
Other retail[1]	160,197	10,298	CR6, CR7	5,608	5,282		165,805	15,580
Non-counterparty-related risk				14,226	13,135	CR4, CR5	14,226	13,135
Property, equipment and software				12,756	12,756		12,756	12,756
Other				1,470	378		1,470	378
Counterparty credit risk[2]	102,536	25,777	4	70,327	10,577	4	172,863	36,354
Central governments and central banks	7,070	670	CCR3, CCR4	2,091	104	CCR3, CCR4	9,161	774
Banks and securities dealers	18,078	5,376	CCR3, CCR4	2,328	660	CCR3, CCR4	20,407	6,036
Public-sector entities, multilateral development banks	1,917	423	CCR3, CCR4	755	45	CCR3, CCR4	2,673	469
Corporates incl. specialized lending	48,331	18,759	CCR3, CCR4	17,402	7,722	CCR3, CCR4	65,733	26,481
Central counterparties	27,139	547	CCR8	41,531	1,343	CCR8	68,671	1,891
Retail			CCR3, CCR4	6,219	703	CCR3, CCR4	6,219	703
Credit valuation adjustment (CVA)		974	4, CCR2		926	4, CCR2		1,900
Equity positions under the simple risk weight approach[3]	778	3,261	3, CR10				778	3,261
Equity investments in funds in the banking book (CR)[4]
Settlement risk	30	54		183	303		213	357
Securitization exposure in the banking book				188	633	5,6	188	633
Market risk[5]		6,137	6	670	419	6	670	6,556
Value-at-risk (VaR)		487	MR2					487
Stressed value-at risk (SVaR)		2,082	MR2					2,082
Add-on for risks-not-in-VaR (RniV)		2,344	MR2					2,344
Incremental risk charge (IRC)		1,224	MR2					1,224
Comprehensive risk measure (CRM)[6]
Securitization / re-securitization in the trading book[5]				670	419	5	670	419
Operational risk		77,542						77,542
Amounts below thresholds for deduction (250% risk weight)	964	2,410		3,580	8,951		4,544	11,361
Deferred tax assets				3,580	8,951		3,580	8,951
Significant investments in non-consolidated financial institutions	964	2,410					964	2,410
Total	656,055	209,014		124,887	50,194		780,942	259,208

1 Consists primarily of Lombard lending, which represents loans made against the pledge of eligible marketable securities or cash, as well as exposures to small businesses, private clients and other retail customers without mortgage financing.    2 The split between A-IRB / model-based approach and standardized approach for counterparty credit risk refers to the exposure measure, whereas the split in CCR3 and CCR4 refers to the risk weight approach. As of 30 June 2020, USD 117,863 million of EAD (31 December 2019, USD 97,845 million) was subject to the A-IRB risk weight approach, and USD 7,491 million of EAD (31 December 2019, USD 6,348 million) was subject to the standardized risk weight approach.    3 Comparative period prior to 2020 includes investments in funds calculated based on the simple risk-weight approach, whereas from 1 January 2020 onward investments in funds are disclosed in row “Equity investments in funds in the banking book (CR)” based on the new regulation for investments in funds risk weighting.    4 From 2020 onward based on the regulation for investments in funds risk weighting.    5 From the second quarter of 2020 onward, RWA from securitization exposures in the trading book continue to be disclosed in the “OV1 – Overview of RWA” and “Regulatory exposures and risk-weighted assets” tables and the MR1 table is therefore no longer separately presented. Refer to the “Introduction and basis for preparation” section of this report for more information.    6 As of 30 June 2020 and 31 December 2019, the CRM-based capital requirement was not applicable to us, as we did not hold eligible correlation trading positions.

Section 3  Credit risk

Introduction

Semiannual | This section provides information about the exposures subject to the Basel III credit risk framework, as presented in the “Regulatory exposures and risk-weighted assets” table on pages 11–12 of this report. Information about counterparty credit risk is reflected in the “Counterparty credit risk” section on pages 26–33 of this report. Securitization positions are reported in the “Securitizations” section on pages 34–35 of this report.

The tables in this section provide details regarding the exposures relevant for the determination of the firm’s credit risk-related regulatory capital requirement. The parameters applied under the advanced internal ratings-based (A-IRB) approach are generally based on the same methodologies, data and systems we use for internal credit risk quantification, except where certain treatments are specified by regulatory requirements. These include, for example, the application of regulatory prescribed floors and multipliers, and differences with respect to eligibility criteria and exposure definitions. The exposure information presented in this section may therefore differ from our internal management view disclosed in the “Risk management and control” sections of our quarterly and annual reports. Similarly, the prescribed regulatory capital measure of credit risk exposure also differs from how it is defined under International Financial Reporting Standards (IFRS).

For information about credit risk exposure categories, credit risk management and credit risk mitigation (CRM), refer to pages 26–27, 31 and 35–38 of our 31 December 2019 Pillar 3 report, which is available under ”Pillar 3 disclosures” at www.ubs.com/investors. p

Credit risk exposure categories

Semiannual | The definitions of the Swiss Financial Market Supervisory Authority (FINMA)-defined Pillar 3 credit risk exposure categories “Loans” and “Debt securities” below, as referred to in the “CR1: Credit quality of assets” and “CR3: Credit risk mitigation techniques – overview” tables in this section, provide a link to the IFRS balance sheet structure.

The Pillar 3 category “Loans” comprises financial instruments held with the intent to collect the contractual payments and includes the following IFRS balances to the extent that they are subject to the credit risk framework:

–   balances at central banks;

–   Loans and advances to banks;

–   Loans and advances to customers;

–   Other financial assets measured at amortized cost, excluding money market instruments, checks and bills and other debt instruments;

–   traded loans in the banking book that are included within Financial assets at fair value held for trading;

–   brokerage receivables;

–   loans including structured loans that are included within Financial assets at fair value not held for trading; and

–   other non-financial assets.

The Pillar 3 category “Debt securities” includes the following IFRS balances to the extent that they are subject to the credit risk framework:

–   money market instruments, checks and bills and other debt instruments that are included within Other financial assets measured at amortized cost;

–   Financial assets at fair value held for trading, excluding traded loans;

–   Financial assets at fair value not held for trading, excluding loans; and

–   Financial assets measured at fair value through other comprehensive income. p

UBS Group AG consolidated

Credit quality of assets

Semiannual | The CR1 table below provides a breakdown of defaulted and non-defaulted loans, debt securities and off-balance sheet exposures. The table includes a split of expected credit loss (ECL) accounting provisions based on the standardized approach and the internal ratings-based approach.

The increases in the total carrying amount of loans and debt securities of USD 61.5 billion and USD 19.2 billion, respectively, are explained in the CR3 table of this report. The increase in the total carrying amount of off-balance sheet exposures of USD 11.3 billion was driven by new loan commitments and financing activities.

For information about the definitions of default and credit-impairment, refer to page 136 of our Annual Report 2019, which is available under ”Annual reporting” at www.ubs.com/investors.

More information about the net value movements related to Loans and Debt securities shown in the table is provided on page 15 of this report in the “CR3: Credit risk mitigation techniques – overview” table. p

Semiannual |

CR1: Credit quality of assets
		Gross carrying amounts of:		Allowances / impairments	Of which: ECL accounting provisions for credit losses on SA exposures		Of which: ECL accounting provisions for credit losses on IRB exposures (stage 1, 2, 3)	Net values
USD million		Defaulted exposures[1]	Non-defaulted exposures		Allocated in regulatory category of Specific (stage 3 credit-impaired)	Allocated in regulatory category of General (stage 1 & 2)
30.6.20
1	Loans[2]	3,564	516,755	(1,244)[4]	(115)	(75)	(1,054)	519,076
2	Debt securities		81,980					81,980
3	Off-balance sheet exposures[3]	290	63,927	(168)[4]	(1)	(2)	(165)	64,048
4	Total	3,854	662,662	(1,411)[4]	(116)	(77)	(1,218)	665,104

31.12.19
1	Loans[2]	2,981	455,494	(911)[4]	(114)	(68)	(729)	457,564
2	Debt securities		62,766					62,766
3	Off-balance sheet exposures[3]	132	52,725	(78)[4]	(1)	(3)	(75)	52,778
4	Total	3,113	570,986	(989)[4]	(115)	(71)	(804)	573,108

1 Defaulted exposures are in line with credit-impaired exposures (stage 3) under IFRS 9. Refer to Note 23 “Expected credit loss measurement“ of our Annual Report 2019 for more information about IFRS 9.    2 Loan exposure is reported in line with the Pillar 3 definition. Refer to “Credit risk exposure categories” in this section for more information about the classification of Loans and Debt securities.    3 Off-balance sheet exposures include unutilized credit facilities, guarantees provided and forward starting loan commitments but exclude prolongations of loans that do not increase the initially committed loan amount. Unutilized credit facilities exclude unconditionally revocable as well as uncommitted credit facilities, even if they attract RWA.    4 Expected credit loss allowances and provisions amount to USD 1,489 million as of 30 June 2020, as disclosed in Note 10 of the UBS Group AG second quarter 2020 report. This Pillar 3 table excludes ECL on revocable off-balance sheet exposures (30 June 2020: USD 65 million; 31 December 2019: USD 35 million), ECL on exposures subject to counterparty credit risk (30 June 2020: USD 6 million; 31 December 2019: USD 5 million) and ECL on irrevocable committed prolongation of loans that do not give rise to additional credit exposures of USD 7 million as of 30 June 2020.

p

Semiannual | The CR2 table below illustrates changes in stock of defaulted loans, debt securities and off-balance sheet exposures for the first half year of 2020. The total amount of defaulted loans and debt securities was USD 3.9 billion as of 30 June 2020. p

Semiannual |

CR2: Changes in stock of defaulted loans, debt securities and off-balance sheet exposures
USD million		For the half year ended 30.6.20[1]	For the half year ended 31.12.19[1]
1	Defaulted loans, debt securities and off-balance sheet exposures as of the beginning of the half year	3,113	2,920
2	Loans and debt securities that have defaulted since the last reporting period	1,314	780
3	Returned to non-defaulted status	(337)	(225)
4	Amounts written off	(103)	(70)
5	Other changes	(133)	(292)
6	Defaulted loans, debt securities and off-balance sheet exposures as of the end of the half year	3,854	3,113

1 Off-balance sheet exposures include unutilized credit facilities, guarantees provided and forward starting loan commitments but exclude prolongations of loans that do not increase the initially committed loan amount. Unutilized credit facilities exclude unconditionally revocable as well as uncommitted credit facilities, even if they attract RWA.

p

Credit risk mitigation

Semiannual | The CR3 table below provides a breakdown of loans and debt securities into unsecured and partially or fully secured exposures, with additional information about the security type.

The carrying amount for unsecured exposures increased by USD 65.3 billion to USD 267 billion, mainly as a result of higher balances at central banks to maintain increased liquidity levels presented under loans and purchases of high-quality liquid assets (HQLA) presented under debt securities. The carrying amount of partially or fully secured exposures increased by USD 15.5 billion to USD 334.1 billion, mainly as a result of an increase in secured loans and mortgages to customers related to government-guaranteed lending programs. p

Semiannual |

CR3: Credit risk mitigation techniques – overview[1]
					Secured portion of exposures partially or fully secured:
USD million		Exposures fully unsecured: carrying amount	Exposures partially or fully secured: carrying amount	Total: carrying amount	Exposures secured by collateral	Exposures secured by financial guarantees	Exposures secured by credit derivatives

30.6.20
1	Loans[2]	185,026	334,050	519,076	320,139	3,368	11
2	Debt securities	81,980		81,980
3	Total	267,006	334,050	601,056	320,139	3,368	11
4	of which: defaulted	657	2,089	2,745	1,440	212

31.12.19
1	Loans[2]	138,961	318,603	457,564	307,400	1,125
2	Debt securities	62,766		62,766
3	Total	201,727	318,603	520,330	307,400	1,125
4	of which: defaulted	504	1,823	2,327	1,167	225

1 Exposures in this table represent carrying amounts in accordance with the regulatory scope of consolidation.    2 Loan exposure is reported in line with the Pillar 3 definition. Refer to “Credit risk exposure categories” in this section for more information about the classification of Loans and Debt securities.

p

UBS Group AG consolidated

Standardized approach – credit risk mitigation

Semiannual | The CR4 table below illustrates the effect of CRM on the calculation of capital requirements under the standardized approach. In the first half of 2020, off-balance sheet exposures before credit conversion factors (CCF) and CRM under the Corporates asset class increased by USD 5.8 billion to USD 14.6 billion, reflecting increases in margin loan commitments in the Investment Bank as well as exposures to certain clients within Global Wealth Management. p

Semiannual |

CR4: Standardized approach – credit risk exposure and credit risk mitigation (CRM) effects
		Exposures before CCF and CRM[1]			Exposures post-CCF and post-CRM			RWA and RWA density
USD million, except where indicated		On-balance sheet amount	Off-balance sheet amount	Total	On-balance sheet amount	Off-balance sheet amount	Total	RWA	RWA density in %

30.6.20
Asset classes[2]
1	Central governments and central banks	10,043		10,043	10,042		10,042	912	9.1
2	Banks and securities dealers	5,655	998	6,653	5,654	475	6,129	1,478	24.1
3	Public-sector entities and multilateral development banks	1,183	869	2,053	1,183	307	1,490	368	24.7
4	Corporates	6,570	14,643	21,212	6,509	2,071	8,580	6,407	74.7
5	Retail	11,789	3,982	15,771	11,422	116	11,538	7,760	67.3
6	Equity
7	Other assets[3]	14,048	67	14,115	14,048	67	14,115	13,219	93.6
8	Total	49,288	20,559	69,847	48,859	3,035	51,894	30,144	58.1

31.12.19
Asset classes[2]
1	Central governments and central banks	10,687		10,687	10,687		10,687	938	8.8
2	Banks and securities dealers	5,072	928	6,000	5,071	464	5,536	1,314	23.7
3	Public-sector entities and multilateral development banks	844	372	1,216	844	74	918	237	25.9
4	Corporates	6,310	8,823	15,133	5,847	651	6,499	4,839	74.5
5	Retail	12,141	4,071	16,212	11,974	100	12,074	7,923	65.6
6	Equity
7	Other assets[3]	14,226		14,226	14,226		14,226	13,135	92.3
8	Total	49,280	14,194	63,475	48,648	1,290	49,939	28,386	56.8

1 Exposures in this table represent carrying amounts in accordance with the regulatory scope of consolidation.    2 The CRM effect is reflected in the original asset class, i.e., CRM effects of purchased credit protection by means of guarantees or credit derivatives are reflected in the asset class of the obligor. Refer to “CR5: Standardized approach – exposures by asset classes and risk weights” for a view of the CRM effect reflected in the asset class of the protection provider.    3 Excludes securitization exposures and RWA under the standardized approach. Refer to the “Regulatory exposures and risk-weighted assets” table in section 2 and to section 5 of this report for more information.

p

IRB approach – credit derivatives used as credit risk mitigation

Semiannual | Probability of default (PD) substitution is only applied in the risk-weighted assets (RWA) calculation when the PD of the hedge provider is lower than the PD of the obligor. In addition, the default correlation between the obligor and the hedge provider is taken into account through the double default approach. Credit derivatives with tranched cover or first-loss protection are recognized through the securitization framework. Refer to the “CCR6: Credit derivatives exposures” table in section 4 of this report for notional and fair value information about credit derivatives used as CRM. p

Semiannual |

CR7: IRB – effect on RWA of credit derivatives used as CRM techniques[1]
		30.6.20		31.12.19
USD million		Pre-credit derivatives RWA	Actual RWA	Pre-credit derivatives RWA	Actual RWA
1	Central governments and central banks – FIRB
2	Central governments and central banks – AIRB	3,159	3,159	2,446	2,446
3	Banks and securities dealers – FIRB
4	Banks and securities dealers – AIRB	5,777	5,777	5,911	5,911
5	Public-sector entities, multilateral development banks – FIRB
6	Public-sector entities, multilateral development banks – AIRB	1,046	1,046	847	847
7	Corporates: specialized lending – FIRB
8	Corporates: specialized lending – AIRB	12,003	12,003	11,525	11,525
9	Corporates: other lending – FIRB
10	Corporates: other lending – AIRB	38,811	38,503	32,394	32,144
11	Retail: mortgage loans	30,319	30,319	29,118	29,118
12	Retail exposures: qualifying revolving retail (QRRE)	661	661	687	687
13	Retail: other	11,567	11,567	10,180	10,180
14	Equity positions (PD / LGD approach)
15	Total	103,344	103,036	93,108	92,858

1 The CRM effect is reflected in the original asset class, i.e., CRM effects of purchased credit protection by means of credit derivatives are reflected in the asset class of the obligor. Refer to “CR6: IRB – Credit risk exposures by portfolio and PD range” for a view of the CRM effect reflected in the asset class of the protection provider.

p

UBS Group AG consolidated

Credit risk under the standardized approach

Semiannual | The standardized approach is generally applied where it is not possible to use the A-IRB approach. The table below illustrates the exposures by asset classes and the risk weights applied. p

Semiannual |

CR5: Standardized approach – exposures by asset classes and risk weights
USD million
Risk weight		0%	10%	20%	35%	50%	75%	100%	150%	Others	Total credit exposures amount (post-CCF and post-CRM)[3]

30.6.20
Asset classes
1	Central governments and central banks	8,934		207		71		836			10,048
2	Banks and securities dealers			5,319		784		26			6,129
3	Public-sector entities and multilateral development banks	149		1,128		143		70			1,490
4	Corporates			2,088		125	1,219[2]	5,130	12		8,574
5	Retail				5,433		1,331	4,600	173		11,538
6	Equity
7	Other assets	894						13,221			14,115
8	Total	9,977		8,743	5,433	1,124	2,550	23,883	186		51,894
9	of which: mortgage loans				5,433		84	655			6,171
10	of which: past due[1]							274			274

31.12.19
Asset classes
1	Central governments and central banks	9,540		225		58		864			10,687
2	Banks and securities dealers			4,863		673		5			5,541
3	Public-sector entities and multilateral development banks	398		256		155		110			920
4	Corporates			1,831		137	172[2]	4,348	2		6,491
5	Retail				5,846		1,622	4,496	109		12,074
6	Equity
7	Other assets	1,091						13,135			14,226
8	Total	11,030		7,175	5,846	1,023	1,794	22,959	112		49,939
9	of which: mortgage loans				5,846		99	521			6,466
10	of which: past due[1]							242			242

1 Includes mortgage loans.    2 Relates to structured margin lending exposures based on the methodology agreed with FINMA.    3 The CRM effect is reflected in the asset class of the protection provider. Refer to “CR4: Standardized approach – credit risk exposure and credit risk mitigation (CRM) effects” for a view of the CRM effect reflected in the asset class of the obligor.

p

Credit risk under internal ratings-based approaches

Semiannual | The CR6 table on the following pages provides information about credit risk exposures under the A-IRB approach, including a breakdown of the main parameters used in A-IRB models for the calculation of capital requirements, presented by portfolio and PD range across FINMA-defined asset classes. Exposures subject to credit risk mitigation through financial guarantees and credit derivatives are reflected in the asset class of the protection provider.

As of 30 June 2020, exposures before the application of CCFs increased by USD 98 billion to USD 898 billion across various asset classes, resulting in an overall RWA increase of USD 10 billion.

In the Central governments and central banks asset class, total exposures pre-CCF increased by USD 61 billion to USD 200 billion, as a result of maintaining increased liquidity levels.

In the Corporates: other lending asset class, total exposure pre-CCF increased by USD 10 billion to 96 billion and RWA increased by USD 6 billion to USD 38 billion, primarily driven by an increase in Lombard loans, fixed-term mortgages and fixed-term loans.

In the Retail: residential mortgages asset class, total exposures pre-CCF increased by USD 6 billion to USD 157 billion and RWA increased by USD 1 billion to USD 30 billion, reflecting business growth and recalibration of risk parameters for real estate portfolios and Lombard loans in Global Wealth Management and Personal & Corporate Banking.

In the Retail: other retail asset class, total exposures pre-CCF increased by USD 15 billion to USD 372 billion and RWA increased by USD 1 billion to USD 12 billion, mainly due to business growth and changes in credit ratings and loss given default with regard to Lombard exposures in Global Wealth Management.

Information about credit risk RWA for the first quarter of 2020, including details regarding movements in RWA, is provided on pages 8–11 of our 31 March 2020 Pillar 3 report, available under “Pillar 3 disclosures” at www.ubs.com/investors, and for the second quarter of 2020 on page 25 of this report. p

UBS Group AG consolidated

Semiannual |

CR6: IRB – Credit risk exposures by portfolio and PD range
USD million, except where indicated	Original on-balance sheet gross exposure	Off-balance sheet exposures pre-CCF	Total exposures pre-CCF	Average CCF in %	EAD post-CCF and post-CRM[1]	Average PD in %	Number of obligors (in thousands)	Average LGD in %	Average maturity in years	RWA	RWA density in %	EL	Provisions[2]

Central governments and central banks as of 30.6.20
0.00 to <0.15	197,825	2,178	200,002	55.3	198,965	0.0	0.1	31.5	1.1	3,334	1.7	8
0.15 to <0.25	0		0		0	0.2	<0.1	63.1	1.0	0	39.9	0
0.25 to <0.50	0		0		0	0.3	<0.1	45.0	1.0	0	44.4	0
0.50 to <0.75	3		3		3	0.7	<0.1	52.9	1.1	3	78.0	0
0.75 to <2.50	0	7	7	51.9	4	1.8	<0.1	30.4	2.6	3	75.5	0
2.50 to <10.00	0	3	4	57.0	2	2.7	<0.1	29.0	2.6	2	75.6	0
10.00 to <100.00	0	0	0	10.4	0	13.0	<0.1	45.0	1.0	0	207.0	0
100.00 (default)	12	4	16	3.5	1	100.0	<0.1	65.1[4]	3.5[5]	2	106.0	11
Subtotal	197,841	2,192	200,033	55.2	198,976	0.0	0.1	31.5	1.1	3,343	1.7	19	12

Central governments and central banks as of 31.12.19
0.00 to <0.15	138,755	207	138,961	49.4	138,852	0.0	0.1	30.4	1.0	2,455	1.8	3
0.15 to <0.25	0		0		0	0.2	<0.1	65.8	1.0	0	41.8	0
0.25 to <0.50	0		0		0	0.3	<0.1	45.0	1.0	0	44.4	0
0.50 to <0.75	4		4		4	0.7	<0.1	53.1	1.1	3	77.7	0
0.75 to <2.50	1	0	1	55.0	1	1.4	<0.1	39.4	2.5	1	111.6	0
2.50 to <10.00	0	1	1	76.1	1	2.7	<0.1	10.2	4.4	0	33.0	0
10.00 to <100.00	0	0	0	9.7	0	13.0	<0.1	45.0	1.0	0	206.7	0
100.00 (default)	13	36	49	55.0	22	100.0	<0.1	21.8[4]	4.3[5]	23	106.0	11
Subtotal	138,772	243	139,016	50.4	138,880	0.0	0.1	30.4	1.0	2,482	1.8	14	11

Banks and securities dealers as of 30.6.20
0.00 to <0.15	12,069	2,658	14,727	52.3	13,295	0.0	0.5	39.6	1.1	2,050	15.4	3
0.15 to <0.25	1,392	681	2,073	41.4	1,321	0.2	0.3	53.0	1.2	652	49.4	2
0.25 to <0.50	453	341	794	50.4	517	0.4	0.2	61.8	1.1	433	83.8	1
0.50 to <0.75	237	240	477	43.9	303	0.7	0.1	55.3	1.1	307	101.3	1
0.75 to <2.50	966	619	1,585	49.6	1,058	1.4	0.2	53.4	1.2	1,295	122.4	8
2.50 to <10.00	424	2,262	2,686	45.1	1,262	3.3	0.2	27.4	1.0	1,190	94.3	14
10.00 to <100.00	2	14	16	31.6	7	12.9	<0.1	52.8	1.7	21	303.6	3
100.00 (default)
Subtotal	15,544	6,815	22,359	48.0	17,763	0.4	1.5	41.5	1.1	5,948	33.5	33	15

Banks and securities dealers as of 31.12.19
0.00 to <0.15	11,797	1,914	13,711	50.6	12,591	0.0	0.5	39.0	1.0	1,877	14.9	3
0.15 to <0.25	691	2,191	2,882	84.3	2,304	0.2	0.3	50.4	2.1	1,335	58.0	2
0.25 to <0.50	665	431	1,097	52.1	815	0.4	0.2	47.4	1.5	532	65.3	1
0.50 to <0.75	478	287	765	44.2	577	0.6	0.1	45.3	1.0	478	82.8	2
0.75 to <2.50	830	574	1,404	47.5	922	1.4	0.2	46.3	1.3	1,013	109.8	6
2.50 to <10.00	282	462	744	44.8	377	3.6	0.2	64.4	1.1	810	214.7	9
10.00 to <100.00	44	11	54	43.3	27	14.2	<0.1	38.2	1.2	57	212.6	4
100.00 (default)
Subtotal	14,786	5,870	20,657	62.2	17,614	0.3	1.5	42.0	1.2	6,102	34.6	28	11

CR6: IRB – Credit risk exposures by portfolio and PD range (continued)
USD million, except where indicated	Original on-balance sheet gross exposure	Off-balance sheet exposures pre-CCF	Total exposures pre-CCF	Average CCF in %	EAD post-CCF and post-CRM[1]	Average PD in %	Number of obligors (in thousands)	Average LGD in %	Average maturity in years	RWA	RWA density in %	EL	Provisions[2]

Public-sector entities, multilateral development banks as of 30.6.20
0.00 to <0.15	8,895	1,234	10,129	17.5	9,112	0.0	0.3	37.2	1.1	741	8.1	1
0.15 to <0.25	270	288	559	11.5	304	0.2	0.2	31.2	2.6	79	26.1	0
0.25 to <0.50	617	308	925	28.3	704	0.3	0.2	25.0	2.5	195	27.7	1
0.50 to <0.75	38	23	61	24.3	44	0.6	<0.1	29.9	2.8	21	48.7	0
0.75 to <2.50	1	0	1	96.4	1	1.0	<0.1	12.0	1.2	0	16.9	0
2.50 to <10.00	1	0	1	0.0	1	2.9	<0.1	9.1	5.0	0	26.6	0
10.00 to <100.00
100.00 (default)	4		4		4	100.0	<0.1		1.0[5]	4	106.0	0
Subtotal	9,827	1,854	11,680	18.5	10,169	0.1	0.7	36.1	1.2	1,041	10.2	2	0

Public-sector entities, multilateral development banks as of 31.12.19
0.00 to <0.15	6,854	754	7,609	12.8	6,951	0.0	0.3	35.3	1.1	543	7.8	1
0.15 to <0.25	277	239	516	11.8	305	0.2	0.2	30.7	2.7	82	26.9	0
0.25 to <0.50	608	405	1,013	25.7	713	0.3	0.2	25.3	2.5	198	27.8	1
0.50 to <0.75	33	7	41	10.0	34	0.6	<0.1	28.7	2.7	16	47.3	0
0.75 to <2.50	1	0	1	97.9	1	1.0	<0.1	13.4	1.2	0	18.9	0
2.50 to <10.00	1	6	7	54.7	4	2.9	<0.1	6.0	5.0	1	17.6	0
10.00 to <100.00
100.00 (default)	4		4		4	100.0	<0.1		1.0[5]	4	106.0
Subtotal	7,779	1,412	9,191	16.5	8,012	0.1	0.8	34.2	1.3	844	10.5	2	1

Corporates: specialized lending as of 30.6.20
0.00 to <0.15	2,451	480	2,931	73.3	2,803	0.1	0.5	13.9	2.0	199	7.1	0
0.15 to <0.25	1,802	378	2,180	68.0	2,059	0.2	0.3	15.4	2.1	309	15.0	1
0.25 to <0.50	4,372	2,000	6,371	35.9	5,045	0.4	0.6	28.0	1.8	1,622	32.2	5
0.50 to <0.75	4,619	3,475	8,094	26.8	5,506	0.6	0.6	31.7	1.6	2,677	48.6	11
0.75 to <2.50	7,274	2,350	9,624	37.4	8,126	1.4	1.4	31.0	1.7	5,439	66.9	36
2.50 to <10.00	1,402	329	1,731	58.1	1,593	3.4	0.3	35.6	1.5	1,631	102.4	20
10.00 to <100.00	4	0	4	100.0	4	11.0	<0.1	60.0	1.0	9	258.2	0
100.00 (default)	167	7	174	68.3	72	100.0	0.1	57.6[4]	3.0[5]	76	106.0	100
Subtotal	22,089	9,020	31,109	36.9	25,207	1.2	3.8	27.8	1.8	11,963	47.5	174	115

Corporates: specialized lending as of 31.12.19
0.00 to <0.15	1,947	420	2,367	77.3	2,271	0.1	0.4	14.9	2.1	174	7.6	0
0.15 to <0.25	1,501	524	2,024	60.7	1,819	0.2	0.3	15.9	2.0	265	14.6	1
0.25 to <0.50	3,812	2,141	5,953	31.3	4,464	0.4	0.6	27.3	2.0	1,436	32.2	4
0.50 to <0.75	4,141	3,420	7,560	31.5	5,141	0.6	0.6	31.8	1.5	2,470	48.0	10
0.75 to <2.50	7,333	2,377	9,710	36.8	8,206	1.4	1.4	31.7	1.7	5,550	67.6	37
2.50 to <10.00	1,163	296	1,459	61.0	1,343	3.5	0.3	39.2	1.5	1,507	112.2	19
10.00 to <100.00	0		0		0	12.0	<0.1	65.0	1.0	0	289.5	0
100.00 (default)	167	2	168	75.9	70	100.0	0.1	58.3[4]	3.1[5]	74	106.0	98
Subtotal	20,063	9,178	29,241	37.5	23,313	1.2	3.8	28.5	1.8	11,475	49.2	169	112

UBS Group AG consolidated

CR6: IRB – Credit risk exposures by portfolio and PD range (continued)
USD million, except where indicated	Original on-balance sheet gross exposure	Off-balance sheet exposures pre-CCF	Total exposures pre-CCF	Average CCF in %	EAD post-CCF and post-CRM[1]	Average PD in %	Number of obligors (in thousands)	Average LGD in %	Average maturity in years	RWA	RWA density in %	EL	Provisions[2]

Corporates: other lending as of 30.6.20
0.00 to <0.15	15,863	19,429	35,292	33.2	19,690	0.0	3.8	34.5	1.6	4,010	20.4	3
0.15 to <0.25	6,463	7,520	13,983	34.9	8,592	0.2	1.7	36.6	2.4	3,498	40.7	5
0.25 to <0.50	3,944	3,844	7,788	37.3	5,307	0.4	2.5	34.9	2.2	2,715	51.2	7
0.50 to <0.75	4,038	2,762	6,800	41.9	5,218	0.6	2.4	32.5	1.9	3,246	62.2	11
0.75 to <2.50	9,499	6,936	16,436	42.5	12,530	1.4	11.2	30.9	2.2	9,466	75.5	54
2.50 to <10.00	5,978	7,761	13,739	37.6	8,936	4.4	4.8	33.0	2.2	13,102	146.6	127
10.00 to <100.00	342	323	665	57.9	530	15.2	0.1	26.7	2.2	951	179.5	18
100.00 (default)	1,392	228	1,619	46.8	1,017	100.0	0.7	32.7[4]	2.7[5]	1,078	106.0	486
Subtotal	47,520	48,801	96,322	36.5	61,820	2.8	27.3	33.6	2.0	38,067	61.6	711	878

Corporates: other lending as of 31.12.19
0.00 to <0.15	13,796	18,886	32,682	34.4	16,701	0.0	3.4	37.3	1.8	3,682	22.0	9
0.15 to <0.25	3,965	5,479	9,444	37.2	5,489	0.2	1.6	32.5	2.4	2,016	36.7	3
0.25 to <0.50	4,094	3,403	7,497	35.3	5,233	0.4	2.5	33.6	2.0	2,715	51.9	6
0.50 to <0.75	2,997	2,434	5,431	41.0	4,060	0.6	2.4	32.9	1.8	2,207	54.4	8
0.75 to <2.50	9,093	8,342	17,435	37.9	12,372	1.4	11.1	30.8	2.1	9,329	75.4	52
2.50 to <10.00	4,303	7,958	12,261	38.5	7,399	4.1	4.9	32.1	2.4	10,543	142.5	100
10.00 to <100.00	319	286	604	58.8	487	17.6	0.1	13.6	1.8	506	103.9	11
100.00 (default)	1,091	166	1,257	44.9	790	100.0	0.7	33.1[4]	2.7[5]	838	106.0	385
Subtotal	39,657	46,955	86,612	36.6	52,533	2.7	26.6	33.5	2.0	31,836	60.6	575	554

Retail: residential mortgages as of 30.6.20
0.00 to <0.15	66,295	1,706	68,001	58.3	67,295	0.1	129.6	18.6		2,806	4.2	11
0.15 to <0.25	15,046	375	15,421	71.2	15,314	0.2	22.0	21.7		1,364	8.9	6
0.25 to <0.50	22,364	632	22,996	76.5	22,849	0.4	29.1	22.8		3,349	14.7	18
0.50 to <0.75	14,569	458	15,026	79.4	14,934	0.6	16.0	23.6		3,431	23.0	22
0.75 to <2.50	22,774	1,598	24,372	76.6	23,998	1.3	28.5	27.5		10,495	43.7	89
2.50 to <10.00	8,763	432	9,195	74.8	9,086	4.3	10.5	23.9		6,812	75.0	93
10.00 to <100.00	1,082	38	1,120	87.3	1,115	15.3	1.2	22.3		1,359	121.9	38
100.00 (default)	701	6	707	64.5	679	100.0	1.0	3.6[4]		720	106.0	26
Subtotal	151,593	5,246	156,839	70.4	155,269	1.2	237.8	21.7		30,337	19.5	304	130

Retail: residential mortgages as of 31.12.19
0.00 to <0.15	64,019	1,427	65,447	60.5	64,883	0.1	129.2	18.5		2,692	4.1	10
0.15 to <0.25	14,093	290	14,383	75.6	14,312	0.2	21.0	22.5		1,324	9.3	6
0.25 to <0.50	21,278	505	21,783	81.3	21,688	0.3	28.4	23.3		3,238	14.9	18
0.50 to <0.75	14,121	363	14,484	87.7	14,439	0.6	16.2	24.0		3,377	23.4	22
0.75 to <2.50	22,450	1,358	23,808	80.0	23,536	1.3	28.5	26.7		10,025	42.6	85
2.50 to <10.00	8,416	318	8,734	82.6	8,678	4.4	10.8	23.5		6,479	74.7	90
10.00 to <100.00	981	26	1,007	94.8	1,006	15.8	1.2	22.6		1,245	123.8	35
100.00 (default)	735	2	737	67.1	711	100.0	1.1	3.5[4]		754	106.0	26
Subtotal	146,093	4,290	150,383	74.3	149,255	1.2	236.3	21.7		29,133	19.5	292	110

CR6: IRB – Credit risk exposures by portfolio and PD range (continued)
USD million, except where indicated	Original on-balance sheet gross exposure	Off-balance sheet exposures pre-CCF	Total exposures pre-CCF	Average CCF in %	EAD post-CCF and post-CRM[1]	Average PD in %	Number of obligors (in thousands)	Average LGD in %	Average maturity in years	RWA	RWA density in %	EL	Provisions[2]

Retail: qualifying revolving retail exposures (QRRE) as of 30.6.20
0.00 to <0.15
0.15 to <0.25
0.25 to <0.50
0.50 to <0.75
0.75 to <2.50	53	430	483		74	1.7	28.8	47.0		88	119.1	1
2.50 to <10.00	1,130	5,961	7,091		1,565	2.7	936.6	42.0		550	35.2	17
10.00 to <100.00
100.00 (default)	37		37		22	100.0	25.5	40.0[4]		23	106.0	15
Subtotal	1,220	6,391	7,611		1,660	3.9	990.9	42.2		661	39.8	32	28

Retail: qualifying revolving retail exposures (QRRE) as of 31.12.19
0.00 to <0.15
0.15 to <0.25
0.25 to <0.50
0.50 to <0.75
0.75 to <2.50	107	373	480		148	1.7	36.3	47.0		41	28.0	1
2.50 to <10.00	1,282	5,632	6,915		1,776	2.7	947.4	42.0		625	35.2	19
10.00 to <100.00
100.00 (default)	33		33		20	100.0	24.4	40.0[4]		21	106.0	13
Subtotal	1,422	6,006	7,428		1,944	3.6	1,008.2	42.4		687	35.3	34	28

UBS Group AG consolidated

CR6: IRB – Credit risk exposures by portfolio and PD range (continued)
USD million, except where indicated	Original on-balance sheet gross exposure	Off-balance sheet exposures pre-CCF	Total exposures pre-CCF	Average CCF in %	EAD post-CCF and post-CRM[1]	Average PD in %	Number of obligors (in thousands)	Average LGD in %	Average maturity in years	RWA	RWA density in %	EL	Provisions[2]

Retail: other retail as of 30.6.20
0.00 to <0.15	106,954	217,503	324,457	18.3	146,586	0.0	172.7	30.7		6,069	4.1	19
0.15 to <0.25	2,310	6,556	8,866	17.9	3,481	0.2	4.8	26.6		355	10.2	2
0.25 to <0.50	3,122	6,703	9,825	19.0	4,396	0.4	6.4	28.7		779	17.7	4
0.50 to <0.75	2,573	10,748	13,321	17.7	4,478	0.6	6.7	28.4		1,292	28.9	9
0.75 to <2.50	3,925	9,452	13,377	20.6	5,874	1.1	41.7	29.6		2,006	34.2	20
2.50 to <10.00	782	810	1,592	19.7	939	5.0	1.6	56.2		894	95.2	31
10.00 to <100.00	83	62	145	23.6	98	20.7	0.6	25.5		59	60.6	5
100.00 (default)	215	21	235	0.1	209	100.0	<0.1	15.0[4]		222	106.0	18
Subtotal	119,963	251,854	371,818	18.3	166,062	0.3	234.6	30.6		11,676	7.0	108	83

Retail: other retail as of 31.12.19
0.00 to <0.15	108,053	226,115	334,169	18.4	149,666	0.0	201.8	32.5		6,535	4.4	20
0.15 to <0.25	1,977	3,610	5,587	18.9	2,660	0.2	4.5	29.7		304	11.4	1
0.25 to <0.50	1,405	2,235	3,640	18.2	1,811	0.4	2.2	34.4		385	21.3	2
0.50 to <0.75	837	1,193	2,031	18.4	1,056	0.6	1.7	33.1		315	29.9	2
0.75 to <2.50	2,793	7,052	9,845	15.0	3,846	1.1	42.5	35.4		1,568	40.8	14
2.50 to <10.00	860	773	1,633	16.5	980	5.6	1.4	64.5		1,073	109.5	41
10.00 to <100.00	166	26	192	31.9	175	15.4	0.7	30.8		115	65.7	9
100.00 (default)	4	7	11	2.3	4	100.0	<0.1	42.5[4]		4	106.0	5
Subtotal	116,096	241,012	357,108	18.3	160,197	0.1	254.9	32.8		10,298	6.4	95	9

Total 30.6.20	565,598	332,172	897,770	22.8	636,927	0.7	1,496.8	29.3	1.3[6]	103,036	16.2	1,381	1,262
Total 31.12.19	484,669	314,965	799,634	22.9	551,748	0.7	1,532.1	29.4	1.3[6]	92,858	16.8	1,208	836

1 The CRM effect is reflected in the asset class of the protection provider. Refer to “CR7: IRB – effect on RWA of credit derivatives used as CRM techniques” for a view of the CRM effect reflected in the asset class of the obligor.    2 In line with the BCBS Pillar 3 disclosure requirements, provisions are only provided for the sub-totals by asset class.    3 For the calculation of the “EAD post-CCF and post-CRM” column, a balance factor approach is used instead of a CCF approach. The EAD is calculated by multiplying the on-balance sheet exposure with a fixed factor of 1.4.    4 Average LGD for defaulted exposures disclosed in the table are not used to calculate RWA. The disclosed number is derived using ECL accounting provisions (stage 3) divided by total exposures pre-CCF.    5 Average maturity for defaulted exposures disclosed in the table is not used to calculate RWA. The comparative-period number has been restated for Central governments and central banks to cap it to five years or below.    6 Retail asset classes are excluded from the average maturity as they are not subject to maturity treatment.

p

Credit risk RWA development in the second quarter of 2020

Quarterly | The CR8 table below provides a breakdown of the credit risk RWA movements in the second quarter of 2020 across movement categories defined by the Basel Committee on Banking Supervision (BCBS). These categories are described on page 50 of our 31 December 2019 Pillar 3 report, which is available under “Pillar 3 disclosures” at www.ubs.com/investors.

Credit risk RWA under the A-IRB approach increased by USD 3 billion (of which USD 1 billion is due to FX increase, mainly driven by depreciation of the US dollar against the Swiss Franc) to USD 103 billion as of 30 June 2020.

The RWA increase from asset size movements of USD 0.5 billion was predominantly driven by increases in Lombard loans, and unutilized credit lines in Global Wealth Management and Personal & Corporate Banking.

The increase in RWA from asset quality of USD 0.9 billion was mainly due to rating deteriorations during the quarter in Global Wealth Management. Model updates of USD 0.9 billion were mainly driven by recalibration of risk parameters for real estate portfolios and Lombard loans in Personal & Corporate Banking and Global Wealth Management. p

Quarterly |

CR8: RWA flow statements of credit risk exposures under IRB
USD million		For the quarter ended 30.6.20	For the quarter ended 31.3.20
1	RWA as of the beginning of the quarter	100,076	92,858
2	Asset size	536	7,543
3	Asset quality	863	(241)
4	Model updates	870
5	Methodology and policy		60
5a	of which: regulatory add-ons		60
6	Acquisitions and disposals
7	Foreign exchange movements	1,098	(144)
8	Other	(407)
9	RWA as of the end of the quarter	103,036	100,076

p

Equity exposures

Semiannual | The table below provides information about our equity exposures under the simple risk weight method. RWA on equity exposures under the simple risk weight method decreased by USD 0.6 billion, mainly due to the exclusion of investments in funds. p

Semiannual |

CR10: IRB (equities under the simple risk-weight method)[1]
USD million, except where indicated	On-balance sheet amount	Off-balance sheet amount	Risk weight in %[2]	Exposure amount[3]	RWA[2]

30.6.20
Exchange-traded equity exposures	39		300	39	123
Other equity exposures	595		400	595	2,523
Total	634			634	2,646

31.12.19
Exchange-traded equity exposures	34		300	34	107
Other equity exposures	1,010		400	744	3,154
Total	1,043			777	3,261

1 This table includes investment in funds until 31 December 2019, and excludes significant investments in the common shares of non-consolidated financial institutions (banks, insurance and other financial entities) that are subject to the threshold treatment and risk weighted at 250%.    2 RWA are calculated post-application of the A-IRB multiplier of 6%, therefore the respective risk weight is higher than 300% and 400%.    3 The exposure amount for equities in the banking book is based on the net position.

p

UBS Group AG consolidated

Section 4  Counterparty credit risk

Introduction

Semiannual | This section provides information about the exposures subject to the Basel III counterparty credit risk (CCR) framework, as presented in the “Regulatory exposures and risk-weighted assets” table on pages 11–12 of this report.

CCR arises from over-the-counter (OTC) and exchange-traded derivatives (ETDs), securities financing transactions (SFTs) and long settlement transactions. Within traded products, we determine the regulatory credit exposure on the majority of our derivatives portfolio by applying the effective expected positive exposure (EEPE) and stressed expected positive exposure (stressed EPE) as defined in the Basel III framework. For the rest of the portfolio, we have applied the standardized approach for counterparty credit risk (SA-CCR) since 1 January 2020, whereas figures for prior periods were calculated in accordance with the current exposure method (CEM). For the majority of securities financing transactions (securities borrowing, securities lending, margin lending, repurchase agreements and reverse repurchase agreements), we determine the regulatory credit exposure using the close-out period (COP) approach. p

→   Refer to the “Introduction and basis for preparation” section of our 31 March 2020 Pillar 3 report for more information about the implementation of SA-CCR

Counterparty credit risk exposure

Semiannual | Exposure at default (EAD) post credit-risk mitigation (CRM) related to CCR increased by USD 21.2 billion to USD 125.4 billion and RWA increased by USD 4.1 billion to USD 38.6 billion as of 30 June 2020. EAD post-CRM on SFTs increased by USD 16.3 billion to USD 63.8 billion, mainly driven by higher volumes in the Investment Bank resulting in an increase of RWA of USD 3.3 billion. EAD post-CRM on derivatives increased by USD 4.9 billion to USD 61.5 billion, mainly driven by higher volumes as well as the revised methodology for the calculation of exposure at default on derivatives (SA-CCR), resulting in an increase in RWA of USD 0.8 billion. p

Semiannual |

CCR1: Analysis of counterparty credit risk (CCR) exposure by approach
USD million, except where indicated		Replacement cost	Potential future exposure	EEPE	Alpha used for computing regulatory EAD	EAD post-CRM	RWA

30.6.20
1	SA-CCR (for derivatives)[1]	5,395	6,533		1.4	16,700	4,965
2	Internal model method (for derivatives)			28,005	1.6	44,808	19,073
3	Simple approach for credit risk mitigation (for SFTs)
4	Comprehensive approach for credit risk mitigation (for SFTs)					21,993	6,720
5	VaR (for SFTs)					41,853	7,810
6	Total					125,354	38,567

31.12.19
1	SA-CCR (for derivatives)[1]	5,276[2]	5,947		1.0	11,224	3,376
2	Internal model method (for derivatives)			28,391	1.6	45,426	19,896
3	Simple approach for credit risk mitigation (for SFTs)
4	Comprehensive approach for credit risk mitigation (for SFTs)					17,572	5,858
5	VaR (for SFTs)					29,971	5,333
6	Total					104,192	34,463

1 Calculated in accordance with the standardized approach for counterparty credit risk (SA-CCR) since 1 January 2020, whereas figures for prior periods were calculated in accordance with the current exposure method (CEM).    2 Replacement costs include collateral mitigation for on- and off-balance sheet exposures related to CCR for derivative transactions.

p

Semiannual | In addition to the default risk capital requirements for CCR based on the advanced internal ratings-based (A-IRB) approach or standardized approach, we are required to add a capital charge to derivatives to cover the risk of mark-to-market losses associated with the deterioration of counterparty credit quality, referred to as the CVA. The advanced CVA value-at-risk (VaR) approach has been used to calculate the CVA capital charge where we apply the internal model method (IMM). Where this is not the case, the standardized CVA approach has been applied.

EAD post-CRM increased by USD 1.2 billion to USD 50.3 billion and the credit valuation adjustment RWA increased by USD 2.6 billion to USD 4.5 billion during the period, primarily due to increased trading volumes and market volatility during the period, as well as the revised methodology for the calculation of exposure at default on derivatives (SA-CCR). p

Semiannual |

CCR2: Credit valuation adjustment (CVA) capital charge
		30.6.20		31.12.19
USD million		EAD post-CRM[1]	RWA	EAD post-CRM[1]	RWA
	Total portfolios subject to the advanced CVA capital charge	43,939	3,082	44,520	974
1	(i) VaR component (including the 3× multiplier)		906		180
2	(ii) Stressed VaR component (including the 3× multiplier)		2,176		794
3	All portfolios subject to the standardized CVA capital charge	6,380	1,441	4,630	926
4	Total subject to the CVA capital charge	50,318	4,523	49,150	1,900
1 Comparative figures for EAD post-CRM have been adjusted to include stressed exposure at default on derivatives.

p

Semiannual | The CCR3 table below provides information about our CCR exposures under the standardized approach. Total CCR exposures increased by USD 1.1 billion to USD 7.5 billion, primarily driven by increases in our Investment Bank and Global Wealth Management business mainly due to increased derivative exposure reflecting higher volumes and the implementation of SA-CCR, as well as increases in securities financing transactions (SFTs). p

Semiannual |

CCR3: Standardized approach – CCR exposures by regulatory portfolio and risk weights
USD million
Risk weight		0%	10%	20%	50%	75%	100%	150%	Others	Total credit exposure

	Regulatory portfolio as of 30.6.20
1	Central governments and central banks	164								164
2	Banks and securities dealers			15	436		3			453
3	Public-sector entities and multilateral development banks			38	275		18			331
4	Corporates			6	5	4,319[1]	1,988	9		6,327
5	Retail					7	209			216
6	Equity
7	Other assets
8	Total	164		58	716	4,326	2,218	9		7,491

	Regulatory portfolio as of 31.12.19
1	Central governments and central banks	207								207
2	Banks and securities dealers			63	72		4			140
3	Public-sector entities and multilateral development banks			31	446		11			488
4	Corporates			9	101	3,952[1]	1,302	26		5,389
5	Retail					1	123			124
6	Equity
7	Other assets
8	Total	207		102	620	3,954	1,439	26		6,348
1 Relates to structured margin lending exposures based on the methodology agreed with FINMA.

p

UBS Group AG consolidated

Semiannual | Information about RWA, including details of movements in CCR RWA, is provided on pages 6–10 of our 31 March 2020 Pillar 3 report, available under “Pillar 3 disclosures” at www.ubs.com/investors,  and on page 32 of this report.

The CCR4 table below and on the following pages provides a breakdown of the key parameters used for the calculation of capital requirements under the A-IRB approach, by a probability of default (PD) range across Swiss Financial Market Supervisory Authority (FINMA)-defined asset classes. EAD post-CRM increased by USD 20.0 billion to USD 117.9 billion and RWA increased by USD 3.1 billion to USD 32.7 billion during the period. These increases are mainly related to the Investment Bank, with increases in EAD post-CRM of USD 15.7 billion and RWA of USD 2.7 billion, primarily reflecting increased volumes and trading activity in both Securities Financing Transactions and Derivatives, as well as in Global Wealth Management, with increases in EAD post-CRM of USD 3.4 billion and RWA of USD 0.4 billion, primarily in derivative transactions. p

Semiannual |

CCR4: IRB – CCR exposures by portfolio and PD scale
USD million, except where indicated	EAD post-CRM	Average PD in %	Number of obligors (in thousands)	Average LGD in %	Average maturity in years[1]	RWA	RWA density in %

Central governments and central banks as of 30.6.20
0.00 to <0.15	9,795	0.0	0.2	38.6	0.4	629	6.4
0.15 to <0.25	203	0.2	<0.1	47.0	0.7	57	28.1
0.25 to <0.50	437	0.3	<0.1	96.4	1.0	438	100.4
0.50 to <0.75	56	0.7	<0.1	55.0	1.0	45	80.4
0.75 to <2.50	37	0.9	<0.1	57.2	0.4	32	86.5
2.50 to <10.00	2	2.6	<0.1	70.2	1.0	3	173.8
10.00 to <100.00
100.00 (default)
Subtotal	10,528	0.1	0.2	41.4	0.4	1,203	11.4

Central governments and central banks as of 31.12.19
0.00 to <0.15	8,443	0.0	0.1	35.4	0.4	490	5.8
0.15 to <0.25	129	0.2	<0.1	50.3	0.6	37	28.6
0.25 to <0.50	261	0.3	<0.1	53.1	0.7	149	57.3
0.50 to <0.75	108	0.7	<0.1	55.0	1.0	87	80.4
0.75 to <2.50	13	1.0	<0.1	44.7	0.8	11	87.2
2.50 to <10.00
10.00 to <100.00
100.00 (default)
Subtotal	8,954	0.1	0.1	36.3	0.4	774	8.6

Banks and securities dealers as of 30.6.20
0.00 to <0.15	15,403	0.1	0.4	50.4	0.7	2,836	18.4
0.15 to <0.25	4,782	0.2	0.2	49.1	0.6	1,578	33.0
0.25 to <0.50	1,753	0.4	0.2	47.3	0.7	838	47.8
0.50 to <0.75	365	0.6	0.1	58.7	0.9	329	90.2
0.75 to <2.50	690	1.1	0.2	49.8	0.8	660	95.6
2.50 to <10.00	27	3.6	<0.1	71.7	1.0	56	210.1
10.00 to <100.00	0	22.0	<0.1	45.0	1.0	0	241.3
100.00 (default)
Subtotal	23,021	0.2	1.1	50.0	0.6	6,297	27.4

Banks and securities dealers as of 31.12.19
0.00 to <0.15	13,108	0.1	0.4	48.9	0.8	2,539	19.4
0.15 to <0.25	4,287	0.2	0.2	48.7	0.8	1,568	36.6
0.25 to <0.50	1,615	0.4	0.2	46.6	0.7	766	47.4
0.50 to <0.75	650	0.7	0.1	63.1	0.8	632	97.3
0.75 to <2.50	573	1.1	0.1	38.6	0.9	404	70.5
2.50 to <10.00	33	3.2	<0.1	73.5	1.0	71	217.8
10.00 to <100.00	1	14.9	<0.1	90.0	1.0	6	431.9
100.00 (default)
Subtotal	20,267	0.2	1.1	48.9	0.8	5,985	29.5

CCR4: IRB – CCR exposures by portfolio and PD scale (continued)
USD million, except where indicated	EAD post-CRM	Average PD in %	Number of obligors (in thousands)	Average LGD in %	Average maturity in years[1]	RWA	RWA density in %

Public-sector entities, multilateral development banks as of 30.6.20
0.00 to <0.15	2,143	0.0	0.1	36.1	1.3	136	6.3
0.15 to <0.25	265	0.2	<0.1	51.1	1.0	79	29.8
0.25 to <0.50
0.50 to <0.75	0	0.6	<0.1	100.0	2.0	0	134.6
0.75 to <2.50
2.50 to <10.00
10.00 to <100.00
100.00 (default)	29	100.0	<0.1		3.3	31	106.0
Subtotal	2,438	1.2	0.1	37.4	1.3	246	10.1

Public-sector entities, multilateral development banks as of 31.12.19
0.00 to <0.15	2,102		0.1	36.1	1.1	133	6.3
0.15 to <0.25	58	0.2	<0.1	86.5	1.0	27	46.7
0.25 to <0.50	4	0.4	<0.1	86.9	1.0	4	114.7
0.50 to <0.75
0.75 to <2.50	0	1.0	<0.1	35.0	1.0	0	60.4
2.50 to <10.00
10.00 to <100.00
100.00 (default)	22	100.0	<0.1		3.4	23	106.0
Subtotal	2,185	1.0	0.1	37.2	1.1	187	8.6

Corporates: including specialized lending as of 30.6.20[2]
0.00 to <0.15	49,085	0.0	12.2	35.0	0.5	6,587	13.4
0.15 to <0.25	8,386	0.2	1.9	52.2	0.6	4,459	53.2
0.25 to <0.50	2,635	0.4	0.8	87.4	0.8	3,821	145.0
0.50 to <0.75	3,590	0.6	0.8	39.9	0.5	3,429	95.5
0.75 to <2.50	6,059	1.2	1.6	27.5	0.5	4,936	81.5
2.50 to <10.00	2,442	3.1	0.2	7.7	0.2	828	33.9
10.00 to <100.00	2	22.0	<0.1	19.9	1.0	4	173.4
100.00 (default)	0	100.0	<0.1		1.0	0	106.0
Subtotal	72,199	0.3	17.5	37.6	0.5	24,065	33.3

Corporates: including specialized lending as of 31.12.19[2]
0.00 to <0.15	40,175	0.0	11.6	35.7	0.5	5,807	14.5
0.15 to <0.25	6,620	0.2	1.7	57.5	0.7	4,217	63.7
0.25 to <0.50	2,305	0.4	0.8	83.7	0.9	3,494	151.6
0.50 to <0.75	3,351	0.6	0.9	36.9	0.6	3,000	89.5
0.75 to <2.50	5,708	1.2	1.5	28.9	0.5	4,655	81.5
2.50 to <10.00	2,182	3.2	0.2	10.1	0.2	940	43.1
10.00 to <100.00	2	14.9	<0.1	90.0	1.0	10	431.9
100.00 (default)	1	100.0	<0.1		1.0	1	106.0
Subtotal	60,344	0.3	16.7	38.4	0.6	22,125	36.7

UBS Group AG consolidated

CCR4: IRB – CCR exposures by portfolio and PD scale (continued)
USD million, except where indicated	EAD post-CRM	Average PD in %	Number of obligors (in thousands)	Average LGD in %	Average maturity in years[1]	RWA	RWA density in %

Retail: other retail as of 30.6.20
0.00 to <0.15	7,749	0.0	13.9	29.0		307	4.0
0.15 to <0.25	309	0.2	0.2	29.4		36	11.5
0.25 to <0.50	155	0.4	0.1	30.3		38	24.4
0.50 to <0.75	198	0.6	0.1	34.7		60	30.5
0.75 to <2.50	1,212	1.0	10.5	30.3		435	35.9
2.50 to <10.00	44	3.8	0.1	31.8		22	49.8
10.00 to <100.00	9	19.9	0.1	26.3		5	61.5
100.00 (default)
Subtotal	9,677	0.2	25.0	29.3		903	9.3

Retail: other retail as of 31.12.19
0.00 to <0.15	5,355	0.0	13.1	31.1		223	4.2
0.15 to <0.25	31	0.2	0.1	27.0		3	10.4
0.25 to <0.50	32	0.4	0.1	31.5		6	19.5
0.50 to <0.75	44	0.6	0.1	44.5		17	38.5
0.75 to <2.50	591	1.0	10.7	29.9		312	52.7
2.50 to <10.00	40	3.4	0.1	28.8		17	43.2
10.00 to <100.00	2	21.5	<0.1	28.9		1	70.1
100.00 (default)
Subtotal	6,095	0.2	24.1	31.1		579	9.5

Total 30.6.20	117,863	0.3	43.7	39.7	0.5[3]	32,715	27.8
Total 31.12.19	97,845	0.3	42.1	39.9	0.6[3]	29,651	30.3

1 Average maturity for defaulted exposures disclosed in the table is not used to calculate RWA.    2 Includes exposures to managed funds.    3 Retail asset classes are excluded from the average maturity as they are not subject to maturity treatment.

p

Semiannual | The fair value of collateral received for derivatives increased by USD 7.9 billion to USD 66.7 billion and the fair value of collateral posted for derivatives increased by USD 11.2 billion to USD 53.8 billion, mainly in the Investment Bank, primarily due to increased market volatility resulting in increased margin requirements as well as lower interest rates during the period. The fair value of collateral received for securities financing transactions (SFTs) decreased by USD 25.5 billion to USD 615.4 billion, mainly in the Prime Brokerage business within the Investment Bank, primarily due to client-driven de-leveraging. p

Semiannual |

CCR5: Composition of collateral for CCR exposure[1]
	Collateral used in derivative transactions						Collateral used in SFTs
	Fair value of collateral received			Fair value of posted collateral			Fair value of collateral received	Fair value of posted collateral
USD million	Segregated[2]	Unsegregated	Total	Segregated[3]	Unsegregated	Total

30.6.20
Cash – domestic currency[4]	2,150	19,145	21,295	2,468	10,045	12,513	36,710	77,581
Cash – other currencies[4]		24,387	24,387	1,913	16,644	18,557	10,543	34,675
Sovereign debt	6,139	7,858	13,997	9,230	6,621	15,851	233,058	171,259
Other debt securities		3,318	3,318	2,442	186	2,628	79,662	35,842
Equity securities	3,662	16	3,677	2,838	1,436	4,273	255,428	150,127
Total	11,950	54,723	66,673	18,891	34,931	53,822	615,402	469,483

31.12.19
Cash – domestic currency[4]	2,369	18,398	20,767	1,179	7,736	8,915	30,621	76,209
Cash – other currencies[4]		18,735	18,735	1,429	12,308	13,736	8,955	31,899
Sovereign debt	6,432	6,150	12,582	8,373	5,243	13,616	232,051	162,091
Other debt securities		2,231	2,231	1,643	409	2,052	78,903	28,532
Equity securities	4,391	18	4,409	4,138	180	4,317	290,369	168,088
Total	13,192	45,532	58,725	16,761	25,874	42,635	640,899	466,820

1 This table includes collateral received and posted with and without the right of rehypothecation, but excludes securities placed with central banks related to undrawn credit lines and for payment, clearing and settlement purposes for which there were no associated liabilities or contingent liabilities.    2 Includes collateral received in derivative transactions, primarily initial margins, that is placed with a third-party custodian and to which UBS has access only in the case of counterparty default.    3 Includes collateral posted to central counterparties, where we apply a 0% risk weight for trades that we have entered into on behalf of a client and where the client has signed a legally enforceable agreement stipulating that the default risk of that central counterparty is carried by the client.    4 Cash collateral received and posted for derivatives and SFTs are subject to netting recognized on the IFRS balance sheet.

p

Semiannual | Notionals for credit derivatives where UBS is a seller of protection increased by USD 1 billion, primarily due to increased market volatility, partly offset by trade compressions, terminations and maturities during the period. p

Semiannual |

CCR6: Credit derivatives exposures
	30.6.20		31.12.19
USD million	Protection bought	Protection sold	Protection bought	Protection sold
Notionals[1]
Single-name credit default swaps	35,166	36,020	37,578	38,687
Index credit default swaps	36,635	31,782	32,426	27,887
Total return swaps	2,133	901	3,692	1,606
Credit options	3,436	556	3,757	56
Total notionals	77,370	69,260	77,452	68,236
Fair values
Positive fair value (asset)	1,081	878	682	1,338
Negative fair value (liability)	1,408	1,295	2,050	916
1 Includes notional amounts for client-cleared transactions.

p

UBS Group AG consolidated

Counterparty credit risk risk-weighted assets

Quarterly | CCR RWA on derivatives under the internal model method (IMM) decreased by USD 1.3 billion to USD 19.3 billion during the second quarter of 2020, primarily in the Investment Bank as a result of lower volumes in Global Markets. CCR RWA on securities financing transactions (SFTs) under the value-at-risk (VaR) approach increased by USD 1.4 billion to USD 8.1 billion during the second quarter of 2020, mainly driven by increased trading activity. For definitions of CCR RWA movement table components, refer to “Definitions of credit risk and counterparty credit risk RWA movement table components for CR8 and CCR7” on page 50 of our 31 December 2019 Pillar 3 report, available under “Pillar 3 disclosures” at www.ubs.com/investors. p

Quarterly |

CCR7: RWA flow statements of CCR exposures under internal model method (IMM) and value-at-risk (VaR)
		For the quarter ended 30.6.20			For the quarter ended 31.3.20
USD million		Derivatives	SFTs	Total	Derivatives	SFTs	Total
		Subject to IMM	Subject to VaR		Subject to IMM	Subject to VaR
1	RWA as of the beginning of the quarter	20,582	6,663	27,245	20,275	5,502	25,777
2	Asset size	(1,878)	922	(956)	1,091	1,421	2,511
3	Credit quality of counterparties	(167)	10	(157)	(434)	(180)	(614)
4	Model updates	310	400	710	(133)		(133)
5	Methodology and policy	(60)		(60)
5a	of which: regulatory add-ons
6	Acquisitions and disposals
7	Foreign exchange movements	206	60	267	(217)	(79)	(296)
8	Other	290		290
9	RWA as of the end of the quarter	19,284	8,055	27,339	20,582	6,663	27,245

p

Semiannual | The CCR8 table below presents a breakdown of the Group’s RWA by type of exposure to central counterparties. p

Semiannual |

CCR8: Exposures to central counterparties
USD million
30.6.20		EAD (post-CRM)	RWA
1	Exposures to QCCPs (total)[1]	62,167	1,264
2	Exposures for trades at QCCPs (excluding initial margin and default fund contributions); of which	34,584	401
3	(i) OTC derivatives	1,420	27
4	(ii) Exchange-traded derivatives	22,470	160
5	(iii) Securities financing transactions	10,694	214
6	(iv) Netting sets where cross-product netting has been approved
7	Segregated initial margin
8	Non-segregated initial margin[2]	25,665	237
9	Pre-funded default fund contributions	1,917	625
10	Unfunded default fund contributions
11	Exposures to non-QCCPs (total)	158	153
12	Exposures for trades at non-QCCPs (excluding initial margin and default fund contributions); of which	135	51
13	(i) OTC derivatives	0	0
14	(ii) Exchange-traded derivatives	4	3
15	(iii) Securities financing transactions	131	49
16	(iv) Netting sets where cross-product netting has been approved
17	Segregated initial margin
18	Non-segregated initial margin[2]	16	12
19	Pre-funded default fund contributions	7	89
20	Unfunded default fund contributions

1 A qualifying central counterparty (QCCP) is an entity licensed by the regulator to operate as a CCP.    2 Exposures associated with initial margin, where the exposures are measured under the IMM or the VaR approach, have been included within the exposures for trades. The exposure for non-segregated initial margin, i.e., not bankruptcy-remote in accordance with FINMA Circular 2017/7, reflects the replacement costs under SA-CCR multiplied by an alpha factor of 1.4. The risk-weighted assets reflect the exposure multiplied by the applied risk-weight of derivatives. Under SA-CCR, collateral posted to a segregated, bankruptcy-remote account does not increase the value of replacement costs.

p

UBS Group AG consolidated

Section 5  Securitizations

Introduction

Semiannual | This section provides details of traditional and synthetic securitization exposures in the banking and trading book based on the revised Basel III securitization framework, applicable since 1 January 2018.

In a traditional securitization, a pool of loans (or other debt obligations) is transferred to structured entities that have been established to own the loan pool and to issue tranched securities to third-party investors referencing this pool of loans. In a synthetic securitization, legal ownership of securitized pools of assets is typically retained, but associated credit risk is transferred to structured entities commonly through guarantees, credit derivatives or credit-linked notes. Hybrid structures with a mix of traditional and synthetic features are disclosed as synthetic securitizations.

We act in different roles in securitization transactions. As originator, we create or purchase financial assets, which are then securitized in traditional or synthetic securitization transactions, enabling us to transfer significant risk to third-party investors. As sponsor, we manage, provide financing for or advise on securitization programs. In line with the Basel III framework, sponsoring includes underwriting activities. In all other cases, we act as an investor by taking securitization positions. p

Securitization exposures in the banking and trading book

Semiannual | Based on the current immaterial business volumes and declining trend of total securitization exposures over the past years, we have condensed the following semiannual Pillar 3 disclosures into one single tabular disclosure titled ”Securitization exposures in the banking and trading book and regulatory capital requirements”:

– ”SEC1 – Securitization exposures in the banking book”;

– ”SEC2 – Securitization exposures in the trading book”;

– ”SEC3 – Securitization exposures in the banking book and associated regulatory capital requirements – bank acting as originator or as sponsor”; and

– ”SEC4 – Securitization exposures in the banking book and associated regulatory capital requirements – bank acting as investor.”

The new table outlines the carrying values on the balance sheet in the banking and trading books as of 30 June 2020 and 31 December 2019. Additionally, the table provides the market risk RWA from securitization and the capital charge after application of the revised securitization framework caps.

Development of securitization exposures in the first half of 2020

In the first half of 2020, securitization exposures in the banking book decreased from USD 188 million to USD 176 million, reflecting the amortization of exposure. The securitization exposures in the trading book decreased from USD 352 million to USD 334 million, mainly related to secondary trading in commercial mortgage-backed securities in the Investment Bank. p

Semiannual |

Securitization exposures in the banking and trading book and associated regulatory capital requirements
USD million	Carrying Value	RWA	Total Capital Charge after cap

30.6.20
Asset Classes – Banking Book[1]
Retail	78	534	43
Wholesale	98	64	5
Re-securitization	0	0	0
Total Banking Book	176	598	48
Asset Classes – Trading Book
Retail	19	180	15
Wholesale	303	174	14
Re-securitization	12	16	1
Total Trading Book	334	370	30
Total	510	968	78

31.12.19
Asset Classes – Banking Book[1]
Retail	82	564	45
Wholesale	106	69	6
Re-securitization	0	0	0
Total Banking Book	188	633	51
Asset Classes – Trading Book
Retail	23	199	16
Wholesale	316	201	16
Re-securitization	13	19	2
Total Trading Book	352	419	34
Total	540	1,052	85
1 Of the securitization exposures in the banking book, 56% carry a risk weighting of up to 100% as of 30 June 2020 (31 December 2019: 56%).

p

UBS Group AG consolidated

Section 6  Market risk

Overview

Semiannual | The amount of capital required to underpin market risk in the regulatory trading book is calculated using a variety of methods approved by the Swiss Financial Market Supervisory Authority (FINMA). The components that contribute to market risk risk-weighted assets (RWA) are value-at-risk (VaR), stressed value-at-risk (SVaR), an add-on for risks that are potentially not fully modeled in VaR (risks not in VaR, or RniV), the incremental risk charge (IRC) and the securitization framework for securitization positions in the trading book. Refer to pages 72–73, 85 and 87–89 of our 31 December 2019 Pillar 3 report, which is available under “Pillar 3 disclosures” at www.ubs.com/investors, for more information about each of these components. p

Market risk risk-weighted assets

Market risk RWA development in the second quarter of 2020

Quarterly | The three main components that contribute to market risk RWA are VaR, SVaR and IRC. VaR and SVaR components include the RWA charge for RniV.

The MR2 table on the next page provides a breakdown of the market risk RWA under an internal models approach movement in the second quarter of 2020 across these components, according to the movement categories defined by the Basel Committee on Banking Supervision (BCBS).

These categories are described on page 81 of our 31 December 2019 Pillar 3 report, available under “Pillar 3 disclosures” at www.ubs.com/investors.

Market risk RWA under an internal models approach decreased by USD 0.8 billion to USD 13.9 billion in the second quarter of 2020, driven by a decrease of USD 3.3 billion from regulatory policy changes from the removal of the model multiplier of 1.3 introduced by FINMA in 2016, as well as a decrease in asset size and other movements in the Investment Bank’s Global Markets business from client activity and asset price movements. This was partly offset by an increase related to the ongoing parameter update of our VaR model, and an increase from regulatory add-ons, which reflected updates from the monthly risks-not-in-VaR assessment.

The VaR multiplier remained unchanged, at 3.0, compared with the first quarter of 2020. FINMA’s freeze on back-testing exceptions did not affect this multiplier. p

Quarterly |

MR2: RWA flow statements of market risk exposures under an internal models approach[1]
USD million		VaR	Stressed VaR	IRC	CRM	Other	Total RWA
1	RWA as of 31.12.19	901	4,012	1,224			6,137
1a	Regulatory adjustment	(382)	(2,500)	0			(2,882)
1b	RWA at previous quarter-end (end of day)	519	1,512	1,224			3,255
2	Movement in risk levels	1,410	1,981	(368)			3,023
3	Model updates / changes	866	(723)	98			241
4	Methodology and policy	0	0	0			0
5	Acquisitions and disposals	0	0	0			0
6	Foreign exchange movements	0	0	0			0
7	Other	(256)	(217)	0			(473)
8a	RWA at the end of the reporting period (end of day)	2,539	2,552	954			6,045
8b	Regulatory adjustment	1,247	7,052	304			8,602
8c	RWA as of 31.3.20	3,786	9,604	1,258			14,647
1	RWA as of 31.3.20	3,786	9,604	1,258			14,647
1a	Regulatory adjustment	(1,247)	(7,052)	(304)			(8,602)
1b	RWA at previous quarter-end (end of day)	2,539	2,552	954			6,045
2	Movement in risk levels	(1,604)	(1,110)	417			(2,298)
3	Model updates / changes	702	1,234	0			1,937
4	Methodology and policy	(378)	(618)	0			(995)
5	Acquisitions and disposals	0	0	0			0
6	Foreign exchange movements	0	0	0			0
7	Other	608	880	0			1,488
8a	RWA at the end of the reporting period (end of day)	1,868	2,939	1,371			6,177
8b	Regulatory adjustment	2,281	5,401	0			7,682
8c	RWA as of 30.6.20	4,149	8,339	1,371			13,859
1 Components that describe movements in RWA are presented in italics.

p

UBS Group AG consolidated

Securitization positions in the trading book

Semiannual | Our exposure to securitization positions in the trading book includes exposures arising from secondary trading in commercial mortgage-backed securities in the Investment Bank, and limited positions in the Non-core and Legacy Portfolio within Group Functions that we continue to wind down. Refer to the “Regulatory exposures and risk-weighted assets” table on pages 11–12 of this report and to the “Securitizations” section of this report for more information.

Securitization exposures in the trading book is the only relevant disclosure component of market risk under the standardized approach. Our market risk RWA from securitization exposures in the trading book decreased from USD 419 million as of 31 December 2019 to USD 370 million as of 30 June 2020. p

→   Refer to the “Securitizations” section of this report for more information about the securitization exposures in the trading book

Regulatory calculation of market risk

Semiannual | The MR3 table below shows minimum, maximum, average and period-end regulatory VaR, stressed VaR, the IRC and the comprehensive risk capital charge. Since the second quarter of 2019, we have not held eligible correlation trading positions.

During the first half of 2020, 10-day 99% regulatory VaR and SVaR increased, driven by the Investment Bank’s Global Markets business from unprecedented and sharp market moves across asset classes along with time series updates incorporating the punitive shocks observed in March, as well as from new business transactions. p

Semiannual |

MR3: IMA values for trading portfolios
		For the six-month period ended 30.6.20	For the six-month period ended 31.12.19	For the six-month period ended 30.6.19
USD million
	VaR (10-day 99%)
1	Maximum value	139	78	88
2	Average value	46	19	31
3	Minimum value	5	0	17
4	Period end	56	16	24
	Stressed VaR (10-day 99%)
5	Maximum value	261	96	143
6	Average value	100	51	74
7	Minimum value	36	22	45
8	Period end	86	45	61
	Incremental risk charge (99.9%)
9	Maximum value	127	139	141
10	Average value	94	104	107
11	Minimum value	63	76	87
12	Period end	110	98	105
	Comprehensive risk capital charge (99.9%)
13	Maximum value
14	Average value
15	Minimum value
16	Period end
17	Floor (standardized measurement method)

p

MR4: Comparison of VaR estimates with gains/losses

Semiannual | The “Group: development of regulatory backtesting revenues and actual trading revenues against backtesting VaR” chart below shows the six-month development of backtesting VaR against the Group’s backtesting revenues and actual trading revenues for the first half of 2020. The chart shows both the 99% and the 1% backtesting VaR. The asymmetry between the negative and positive tails is a result of the long gamma risk profile that has been run historically in the Investment Bank.

The actual trading revenues include, in addition to backtesting revenues, intraday revenues.

There were three new Group VaR backtesting exceptions in the first half of 2020. The total number of backtesting exceptions within the most recent 250-business-day window increased from 0 to 3. These resulted from the unprecedented price moves in various asset classes during the first quarter of 2020. The FINMA VaR multiplier for market risk RWA remained 3.0, as the increase in backtesting exceptions did not trigger a higher multiplier.

On 14 April 2020, in light of the COVID-19 pandemic and its impact on the financial markets, FINMA announced that the total number of backtesting exceptions will be temporarily frozen at the level reported on 1 February 2020. Since UBS Group recorded no backtesting exceptions in the 250 trading days leading up to 1 February 2020 and noted only 3 negative exceptions between 1 February 2020 and 30 June 2020, this temporary FINMA exemption had no effect on our market risk RWA in the first half of 2020. p

Semiannual |

p

UBS Group AG consolidated

Section 7  Going and gone concern requirements and eligible capital

Quarterly I The table below provides details of the Swiss systemically relevant bank (SRB) going and gone concern capital requirements as required by the Swiss Financial Market Supervisory Authority (FINMA); however, it does not reflect the effects of the temporary exemption granted by FINMA on 25 March 2020 in connection with COVID-19, which permits the exclusion of central bank sight deposits from the going concern leverage ratio calculation. The respective effect is presented on the next page. More information about capital management is provided on pages 46–56 in the “Capital management” section of our second quarter 2020 report, available under ”Quarterly reporting” at www.ubs.com/investors. p

Quarterly |

Swiss SRB going and gone concern requirements and information
As of 30.6.20	RWA		LRD[1]
USD million, except where indicated	in %		in %
Required going concern capital
Total going concern capital	13.96[2]	39,979	4.88[2]	47,499
Common equity tier 1 capital	9.66	27,663	3.38	32,884
of which: minimum capital	4.50	12,890	1.50	14,615
of which: buffer capital	5.14	14,723	1.88	18,269
of which: countercyclical buffer	0.02	50
Maximum additional tier 1 capital	4.30	12,317	1.50	14,615
of which: additional tier 1 capital	3.50	10,025	1.50	14,615
of which: additional tier 1 buffer capital	0.80	2,291

Eligible going concern capital
Total going concern capital	18.69	53,537	5.49	53,537
Common equity tier 1 capital	13.32	38,146	3.92	38,146
Total loss-absorbing additional tier 1 capital[3]	5.37	15,390	1.58	15,390
of which: high-trigger loss-absorbing additional tier 1 capital	4.50	12,899	1.32	12,899
of which: low-trigger loss-absorbing additional tier 1 capital	0.87	2,491	0.26	2,491

Required gone concern capital[4]
Total gone concern loss-absorbing capacity	10.44	29,897	3.72	36,203
of which: base requirement	12.86	36,836	4.50	43,846
of which: additional requirement for market share and LRD	1.08	3,094	0.38	3,654
of which: applicable reduction on requirements	(3.50)	(10,032)	(1.16)	(11,296)
of which: rebate granted (equivalent to 42.5% of maximum rebate)[5]	(2.27)	(6,501)	(0.80)	(7,764)
of which: reduction for usage of low-trigger tier 2 capital instruments	(1.23)	(3,532)	(0.36)	(3,532)

Eligible gone concern capital
Total gone concern loss-absorbing capacity	13.97	40,021	4.11	40,021
Total tier 2 capital	2.65	7,598	0.78	7,598
of which: low-trigger loss-absorbing tier 2 capital	2.47	7,063	0.72	7,063
of which: non-Basel III-compliant tier 2 capital	0.19	534	0.05	534
TLAC-eligible senior unsecured debt	11.32	32,423	3.33	32,423

Total loss-absorbing capacity
Required total loss-absorbing capacity	24.40	69,876	8.59	83,703
Eligible total loss-absorbing capacity	32.66	93,557	9.60	93,557

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		286,436
Leverage ratio denominator[1]				974,348

1 LRD-based requirements and eligible capital presented in this table do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section of this report and to the COVID-19-related information in this section for more information.    2 Includes applicable add-ons of 1.08% for RWA and 0.375% for LRD.    3 Includes outstanding low-trigger loss-absorbing additional tier 1 (AT1) capital instruments, which are available under the Swiss SRB framework to meet the going concern requirements until their first call date. As of their first call date, these instruments are eligible to meet the gone concern requirements.    4 From 1 January 2020 onward, a maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years.    5 Based on the actions we completed up to December 2019 to improve resolvability, FINMA granted an increase of rebate on the gone concern requirement from 42.5% to 47.5% of the maximum rebate, effective from 1 July 2020.

p

Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits

In line with the FINMA exemption rules that apply until 1 January 2021, the eligible leverage ratio denominator (LRD) relief applicable to UBS is reduced by the going concern LRD equivalent of the capital distribution that UBS plans to make for the financial year 2019.

The table below summarizes the effects on our Swiss SRB going concern capital requirements and information. The FINMA exemption rules have no effect on our Swiss SRB gone concern capital requirements and ratios.

Outside of this section, for simplicity and due to the short-term nature of the FINMA exemption, we have chosen to present LRD excluding the temporary FINMA exemption.

The LRD reflecting the aforementioned temporary FINMA exemption under Basel Committee on Banking Supervision (BCBS) rules is identical to the Swiss SRB number presented in the table below. The BCBS Basel III leverage ratio was 6.05% after the temporary FINMA exemption was reflected.

Swiss SRB going concern requirements and information including temporary FINMA exemption
As of 30.6.20	LRD
USD million, except where indicated	in %

Leverage ratio denominator before temporary exemption		974,348
Effective relief		(89,202)
of which: central bank sight deposits eligible for relief		(142,987)
of which: reduction of relief due to paid and planned dividend distribution[1]		53,785
Leverage ratio denominator after temporary exemption		885,146

Required going concern capital
Total going concern capital	4.88	43,151
Common equity tier 1 capital	3.38	29,874

Eligible going concern capital
Total going concern capital	6.05	53,537
Common equity tier 1 capital	4.31	38,146

1 Represents the leverage ratio denominator equivalent to a 4.875% going concern leverage ratio requirement applied to the planned 2019 dividend of USD 2,622 million, which includes the first installment of the 2019 dividend (USD 0.365 per share, paid on 7 May 2020) and the special dividend reserve of USD 0.365 per share (this reserve is earmarked for distribution based on the decision to be taken at an extraordinary general meeting (EGM) planned for 19 November 2020).

UBS Group AG consolidated

Explanation of the differences between the IFRS and regulatory scopes of consolidation

The scope of consolidation for the purpose of calculating Group regulatory capital is generally the same as the consolidation scope under International Financial Reporting Standards (IFRS) and includes subsidiaries that are directly or indirectly controlled by UBS Group AG and are active in banking and finance. However, subsidiaries consolidated under IFRS whose business is outside the banking and finance sector are excluded from the regulatory scope of consolidation.

The key difference between the IFRS and regulatory scope of consolidation as of 30 June 2020 relates to investments in insurance, real estate and commercial companies, as well as investment vehicles, which are consolidated under IFRS, but not for regulatory capital purposes, where they are subject to risk-weighting.

The table below provides a list of the most significant entities that were included in the IFRS scope of consolidation but not in the regulatory scope of consolidation. These entities account for most of the difference between the “Balance sheet in accordance with IFRS scope of consolidation” and the “Balance sheet in accordance with regulatory scope of consolidation” columns in the CC2 table. This difference is mainly reflected in financial assets at fair value not held for trading and other financial liabilities designated at fair value. As of 30 June 2020, entities consolidated under either the IFRS or the regulatory scope of consolidation did not report any significant capital deficiencies.

In the banking book, certain equity investments are not consolidated under IFRS or under the regulatory scope. As of 30 June 2020, these investments mainly consisted of infrastructure holdings and joint operations (e.g., settlement and clearing institutions, stock and financial futures exchanges) and included our participation in SIX Group. These investments are risk-weighted based on applicable threshold rules.

More information about the legal structure of the UBS Group and on the IFRS scope of consolidation is provided on pages 15 and 312–313, respectively, of our Annual Report 2019, available under “Annual reporting” at www.ubs.com/investors.

Semiannual |

Main legal entities consolidated under IFRS but not included in the regulatory scope of consolidation
	30.6.20
USD million	Total assets[1]	Total equity[1]	Purpose
UBS Asset Management Life Ltd	26,754	42	Life Insurance
UBS Life Insurance Company USA	106	44	Life insurance
1 Total assets and total equity on a standalone basis.

p

Semiannual | The CC2 table below and on the following page provides a reconciliation of the IFRS balance sheet to the balance sheet according to the regulatory scope of consolidation as defined by the BCBS and FINMA. Lines in the balance sheet under the regulatory scope of consolidation are expanded and referenced where relevant to display all components that are used in the “CC1: Composition of regulatory capital” table. Refer to the “Main legal entities consolidated under IFRS but not included in the regulatory scope of consolidation” table in this section of this report for more information about the most significant entities consolidated under IFRS but not included in the regulatory scope of consolidation. p

Semiannual |

CC2: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation
As of 30.6.20	Balance sheet in accordance with IFRS scope of consolidation	Effect of deconsolidated entities for regulatory consolidation	Effect of additional consolidated entities for regulatory consolidation	Balance sheet in accordance with regulatory scope of consolidation	Ref[1]
USD million
Assets
Cash and balances at central banks	149,549	0		149,549
Loans and advances to banks	15,633	(276)		15,357
Receivables from securities financing transactions	85,271			85,271
Cash collateral receivables on derivative instruments	30,846			30,846
Loans and advances to customers	344,652	56		344,708
Other financial assets measured at amortized cost	27,253	(185)		27,068
Total financial assets measured at amortized cost	653,205	(405)		652,800
Financial assets at fair value held for trading	98,046	(39)		98,007
of which: assets pledged as collateral that may be sold or repledged by counterparties	38,505			38,505
Derivative financial instruments	152,008	11		152,019
Brokerage receivables	19,848			19,848
Financial assets at fair value not held for trading	94,292	(26,395)		67,897
Total financial assets measured at fair value through profit or loss	364,194	(26,424)		337,770
Financial assets measured at fair value through other comprehensive income	8,624	0		8,624
Investments in associates	1,054	96		1,150
of which: goodwill	20			20	4
Property, equipment and software	12,875	(46)		12,829
Goodwill and intangible assets	6,414			6,414
of which: goodwill	6,259			6,259	4
of which: intangible assets	155			155	5
Deferred tax assets	9,294	0		9,294
of which: deferred tax assets recognized for tax loss carry-forwards	5,829	0		5,829	6
of which: deferred tax assets on temporary differences	3,465	0		3,465	10
Other non-financial assets	8,177	(6)		8,171
of which: net defined benefit pension and other post-employment assets	0			0	8
Total assets	1,063,838	(26,785)		1,037,053

UBS Group AG consolidated

CC2: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation (continued)

As of 30.6.20	Balance sheet in accordance with IFRS scope of consolidation	Effect of deconsolidated entities for regulatory consolidation	Effect of additional consolidated entities for regulatory consolidation	Balance sheet in accordance with regulatory scope of consolidation	Ref[1]
USD million
Liabilities
Amounts due to banks	12,410	(20)		12,389
Payables from securities financing transactions	12,019			12,019
Cash collateral payables on derivative instruments	36,882			36,882
Customer deposits	474,254	27		474,281
Debt issued measured at amortized cost	126,744	(3)		126,741
of which: amount eligible for high-trigger loss-absorbing additional tier 1 capital	11,041			11,041	9
of which: amount eligible for low-trigger loss-absorbing additional tier 1 capital	2,491			2,491	9
of which: amount eligible for low-trigger loss-absorbing tier 2 capital	7,063			7,063	11
of which: amount eligible for capital instruments subject to phase-out from tier 2 capital	534			534	12
Other financial liabilities measured at amortized cost	9,699	(201)		9,498
Total financial liabilities measured at amortized cost	672,007	(198)		671,809
Financial liabilities at fair value held for trading	34,426	0		34,426
Derivative financial instruments	152,280	3		152,283
Brokerage payables designated at fair value	40,248			40,248
Debt issued designated at fair value	58,864	0		58,864
Other financial liabilities designated at fair value	37,902	(26,590)		11,311
Total financial liabilities measured at fair value through profit or loss	323,721	(26,588)		297,133
Provisions	2,601	0		2,601
Other non-financial liabilities	8,302	(1)		8,301
of which: amount eligible for high-trigger loss-absorbing capital (Deferred Contingent Capital Plan (DCCP))[2]	1,408			1,408	9
of which: deferred tax liabilities related to goodwill	276			276	4
of which: deferred tax liabilities related to other intangible assets	2			2	5
Total liabilities	1,006,630	(26,786)		979,844
Equity
Share capital	338			338	1
Share premium	17,125			17,125	1
Treasury shares	(3,592)			(3,592)	3
Retained earnings	35,991	(12)		35,979	2
Other comprehensive income recognized directly in equity, net of tax	7,173	14		7,187	3
of which: unrealized gains / (losses) from cash flow hedges	2,871			2,871	7
Equity attributable to shareholders	57,035	2		57,036
Equity attributable to non-controlling interests	173			173
Total equity	57,207	2		57,209
Total liabilities and equity	1,063,838	(26,785)		1,037,053

1 References link the lines of this table to the respective reference numbers provided in the “References” column in the “CC1: Composition of regulatory capital” table in this section.    2 IFRS carrying amount of total DCCP liabilities was USD 1,858 million as of 30 June 2020. Refer to the “Compensation” section of our Annual Report 2019 for more information about the DCCP.

p

Semiannual | The CC1 table below and on the following pages provides the composition of capital in the format prescribed by the BCBS and FINMA, and is based on BCBS Basel III rules, unless stated otherwise. Reference is made to items reconciling to the balance sheet under the regulatory scope of consolidation as disclosed in the “CC2: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation” table.

Refer to the documents titled “Capital and total loss-absorbing capacity instruments of UBS Group AG consolidated and UBS AG consolidated and standalone – key features” and “UBS Group AG consolidated capital instruments and TLAC-eligible senior unsecured debt” under “Bondholder information” at www.ubs.com/investors  for an overview of the main features of our regulatory capital instruments, as well as the full terms and conditions. p

Semiannual |

CC1: Composition of regulatory capital
As of 30.6.20		Amounts	References[1]
USD million except where indicated
	Common Equity Tier 1 capital: instruments and reserves
1	Directly issued qualifying common share (and equivalent for non-joint stock companies) capital plus related stock surplus	17,463	1
2	Retained earnings	35,979	2
3	Accumulated other comprehensive income (and other reserves)	3,594	3
4	Directly issued capital subject to phase-out from CET1 (only applicable to non-joint stock companies)
5	Common share capital issued by subsidiaries and held by third parties (amount allowed in group CET1)
6	Common Equity Tier 1 capital before regulatory adjustments	57,036
	Common Equity Tier 1 capital: regulatory adjustments
7	Prudent valuation adjustments	(155)
8	Goodwill (net of related tax liability)	(6,003)	4
9	Other intangibles other than mortgage servicing rights (net of related tax liability)	(153)	5
10	Deferred tax assets that rely on future profitability, excluding those arising from temporary differences (net of related tax liability)[2]	(6,093)	6
11	Cash flow hedge reserve	(2,871)	7
12	Shortfall of provisions to expected losses	(262)
13	Securitization gain on sale
14	Gains and losses due to changes in own credit risk on fair valued liabilities	(39)
15	Defined benefit pension fund net assets	0	8
16	Investments in own shares (if not already subtracted from paid-in capital on reported balance sheet)[3]	(1,185)	9
17	Reciprocal cross-holdings in common equity
17a	Qualified holdings where a significant influence is exercised with other owners (CET1 instruments)
17b	Immaterial investments (CET1 items)
18

Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, where the bank does not own more than 10% of the issued share capital (amount above 10% threshold)

19	Significant investments in the common stock of banking, financial and insurance entities that are outside the scope of regulatory consolidation (amount above 10% threshold)
20	Mortgage servicing rights (amount above 10% threshold)
21	Deferred tax assets arising from temporary differences (amount above 10% threshold, net of related tax liability)		10
22	Amount exceeding the 15% threshold
23	of which: significant investments in the common stock of financials
24	of which: mortgage servicing rights
25	of which: deferred tax assets arising from temporary differences
26	Expected losses on equity investment under the PD / LGD approach
26a	Further adjustments to financial statements in accordance with a recognized international accounting standard	(163)
26b	Other adjustments	(1,967)
27	Regulatory adjustments applied to Common Equity Tier 1 due to insufficient Additional Tier 1 and Tier 2 to cover deductions
28	Total regulatory adjustments to Common Equity Tier 1	(18,890)
29	Common Equity Tier 1 capital (CET1)	38,146

UBS Group AG consolidated

CC1: Composition of regulatory capital (Continued)
As of 30.6.20		Amounts	References[1]
USD million except where indicated
	Additional Tier 1 capital: instruments
30	Directly issued qualifying additional Tier 1 instruments plus related stock surplus	15,394
31	of which: classified as equity under applicable accounting standards
32	of which: classified as liabilities under applicable accounting standards	15,394
33	Directly issued capital instruments subject to phase-out from additional Tier 1
34	Additional Tier 1 instruments (and CET1 instruments not included in row 5) issued by subsidiaries and held by third parties (amount allowed in group AT1)
35	of which: instruments issued by subsidiaries subject to phase-out
36	Additional Tier 1 capital before regulatory adjustments	15,394
	Additional Tier 1 capital: regulatory adjustments
37	Investments in own additional Tier 1 instruments	(4)
38	Reciprocal cross-holdings in additional Tier 1 instruments
38a	Qualified holdings where a significant influence is exercised with other owners (AT1 instruments)
38b	Immaterial investments (AT1 instruments)
39

Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, where the bank does not own more than 10% of the issued common share capital of the entity (amount above 10% threshold)

40	Significant investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation
41	Other adjustments
42	Regulatory adjustments applied to additional Tier 1 due to insufficient Tier 2 to cover deductions
42a	Regulatory adjustments applied to CET1 capital due to insufficient additional Tier 1 to cover deductions
43	Total regulatory adjustments to additional Tier 1 capital
44	Additional Tier 1 capital (AT1)	15,390	9
45	Tier 1 capital (T1 = CET1 + AT1)	53,537
	Tier 2 capital: instruments and provisions
46	Directly issued qualifying Tier 2 instruments plus related stock surplus	4,846[4]	11
47	Directly issued capital instruments subject to phase-out from Tier 2	550	12
48	Tier 2 instruments (and CET1 and AT1 instruments not included in rows 5 or 34) issued by subsidiaries and held by third parties (amount allowed in group Tier 2)
49	of which: instruments issued by subsidiaries subject to phase-out
50	Provisions
51	Tier 2 capital before regulatory adjustments	5,396
	Tier 2 capital: regulatory adjustments
52	Investments in own Tier 2 instruments[5]	(24)	11, 12
53	Reciprocal cross-holdings in Tier 2 instruments and other TLAC liabilities
53a	Qualified holdings where a significant influence is exercised with other owners (T2 instruments and other TLAC instruments)
53b	Immaterial investments (T2 instruments and other TLAC instruments)
54

Investments in the capital and other TLAC liabilities of banking, financial and insurance entities that are outside the scope of regulatory consolidation, where the bank does not own more than 10% of the issued common share capital of the entity (amount above 10% threshold)

55	Significant investments in the capital and other TLAC liabilities of banking, financial and insurance entities that are outside the scope of regulatory consolidation (net of eligible short positions)
56	Other adjustments
56a	Excess of the adjustments, which are allocated to the AT1 capital
57	Total regulatory adjustments to Tier 2 capital	(24)
58	Tier 2 capital (T2)	5,371
59	Total regulatory capital (TC = T1 + T2)	58,908
60	Total risk-weighted assets	286,436

CC1: Composition of regulatory capital (Continued)
As of 30.6.20		Amounts	References[1]
USD million except where indicated
	Capital ratios and buffers
61	Common Equity Tier 1 (as a percentage of risk-weighted assets)	13.32
62	Tier 1 (as a percentage of risk-weighted assets)	18.69
63	Total capital (as a percentage of risk-weighted assets)	20.57
64	Institution-specific buffer requirement (capital conservation buffer plus countercyclical buffer requirements plus higher loss absorbency requirement, expressed as a percentage of risk-weighted assets)[6]	3.52
65	of which: capital conservation buffer requirement	2.50
66	of which: bank-specific countercyclical buffer requirement	0.02
67	of which: higher loss absorbency requirement	1.00
68	Common Equity Tier 1 (as a percentage of risk-weighted assets) available after meeting the bank’s minimum capital requirements	8.82
	Amounts below the thresholds for deduction (before risk weighting)
72	Non-significant investments in the capital and other TLAC liabilities of other financial entities	1,750
73	Significant investments in the common stock of financial entities	1,103
74	Mortgage servicing rights (net of related tax liability)
75	Deferred tax assets arising from temporary differences (net of related tax liability)	3,685
	Applicable caps on the inclusion of provisions in Tier 2
76	Provisions eligible for inclusion in Tier 2 in respect of exposures subject to standardized approach (prior to application of cap)
77	Cap on inclusion of provisions in Tier 2 under standardized approach
78	Provisions eligible for inclusion in Tier 2 in respect of exposures subject to internal ratings-based approach (prior to application of cap)
79	Cap for inclusion of provisions in Tier 2 under internal ratings-based approach
	Capital instruments subject to phase-out arrangements (only applicable between 1 Jan 2018 and 1 Jan 2022) according to CAO Art. 141
80	Current cap on CET1 instruments subject to phase-out arrangements
81	Amount excluded from CET1 due to cap (excess over cap after redemptions and maturities)
82	Current cap on AT1 instruments subject to phase-out arrangements
83	Amount excluded from AT1 due to cap (excess over cap after redemptions and maturities)
84	Current cap on T2 instruments subject to phase-out arrangements	1,179
85	Amount excluded from T2 due to cap (excess over cap after redemptions and maturities)

1 References link the lines of this table to the respective reference numbers provided in the “References” column in the “CC2: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation” table in this section.    2 IFRS netting for deferred tax assets and liabilities is reversed for items deducted from CET1 capital.    3 Includes USD 450 million in compensation-related charge for regulatory capital purposes.    4 Consists of instruments with a IFRS carrying amount of USD 7.1 billion less amortization of instruments where remaining maturity is between one and five years, and 45% of the gross unrealized gains on debt instruments measured at fair value through other comprehensive income, which are measured at the lower of cost or market value for regulatory capital purposes.    5 Includes own instruments subject to phase-out from tier 2 capital of USD 15.6 million and Tier 2-eligible instruments of USD 8.6 million.    6 BCBS requirements are exceeded by our Swiss SRB requirements. Refer to the “Capital management“ section of our second quarter 2020 report for more information about the Swiss SRB requirements.

p

UBS Group AG consolidated

Semiannual | The CCyB1 table below provides details of the underlying exposures and risk-weighted assets (RWA) used in the computation of the countercyclical buffer requirement applicable to UBS Group AG consolidated. Further information about the methodology of geographical allocation used is provided on page 149 of our Annual Report 2019, available under ”Annual reporting” at www.ubs.com/investors.

Luxembourg introduced a countercyclical buffer requirement of 0.25%, effective from 1 January 2020. Following the outbreak of the COVID-19 pandemic, several countries reduced their countercyclical capital buffers (CCyB): Hong Kong decreased its CCyB rate from 2% to 1% and Sweden decreased its CCyB rate from 2.5% to 0%, both effective from 16 March 2020; the United Kingdom decreased its CCyB rate from 1% to 0%, effective from 24 March 2020; and France decreased its CCyB rate from 0.25% to 0%, effective from 1 April 2020. p

Semiannual |

CCyB1: Geographical distribution of credit exposures used in the countercyclical capital buffer
USD million, except where indicated
Geographical breakdown	Countercyclical capital buffer rate, %	Exposure values and/or risk-weighted assets used in the computation of the countercyclical capital buffer		Bank-specific countercyclical capital buffer rate, %	Countercyclical amount
		Exposure values[1]	Risk-weighted assets
Hong Kong	1.00	6,110	2,378
Luxembourg	0.25	16,935	3,018
Sum		23,045	5,396
Total		568,233	179,163	0.02	50

1 Includes private sector exposures in the countries that are Basel Committee on Banking Supervision member jurisdictions under categories “Credit risk,” “Counterparty credit risk,” “Equity positions in the banking book,” “Settlement risk,” “Securitization exposures in the banking book” and “Amounts below thresholds for deduction” as shown in the “Regulatory exposures and risk-weighted assets” table in section 2 of this report.

p

Section 8 Total loss-absorbing capacity

Resolution group – composition of total loss-absorbing capacity (TLAC)

Semiannual | The TLAC1 table below is based on Basel Committee on Banking Supervision (BCBS) rules, and only applicable to UBS Group AG as the ultimate parent entity of the defined UBS resolution group, to which, in case of resolution, resolution tools (e.g., a bail-in) are expected to be applied.

In the first half of 2020, our total loss absorbing capacity (TLAC) increased by USD 4.0 billion to USD 93.7 billion, mainly driven by an increase of our CET1 capital of USD 2.6 billion and five new issuances of non-regulatory capital instruments amounting to USD 2.6 billion denominated in both euro and US dollars as well as interest rate hedge, foreign currency and other effects of USD 1.4 billion across all TLAC components.

These increases were partially offset by a USD 1.4 billion decrease in eligibility of two non-regulatory capital instruments due to the shortening of their residual tenor and the call of a USD 1.25 billion high-trigger loss absorbing additional tier 1 (AT1) capital instrument denominated in US dollars. p

Semiannual |

TLAC1: TLAC composition for G-SIBs (at resolution group level)
		30.6.20	31.12.19
USD million, except where indicated
	Regulatory capital elements of TLAC and adjustments
1	Common Equity Tier 1 capital (CET1)	38,146	35,582
2	Additional Tier 1 capital (AT1) before TLAC adjustments	15,390	16,306
3	AT1 ineligible as TLAC as issued out of subsidiaries to third parties
4	Other adjustments
5	Total AT1 instruments eligible under the TLAC framework	15,390	16,306
6	Tier 2 capital (T2) before TLAC adjustments	5,371	5,726
7	Amortized portion of T2 instruments where remaining maturity > 1 year	2,327	1,724
8	T2 capital ineligible as TLAC as issued out of subsidiaries to third parties
9	Other adjustments
10	Total T2 instruments eligible under the TLAC framework	7,698	7,450
11	TLAC arising from regulatory capital	61,235	59,338
	Non-regulatory capital elements of TLAC
12	External TLAC instruments issued directly by the bank and subordinated to excluded liabilities
13	External TLAC instruments issued directly by the bank which are not subordinated to excluded liabilities but meet all other TLAC term sheet requirements	32,423	30,322
14	of which: amount eligible as TLAC after application of the caps
15	External TLAC instruments issued by funding vehicles prior to 1 January 2022
16	Eligible ex ante commitments to recapitalize a G-SIB in resolution
17	TLAC arising from non-regulatory capital instruments before adjustments	32,423	30,322
	Non-regulatory capital elements of TLAC: adjustments
18	TLAC before deductions	93,658	89,660
19	Deductions of exposures between multiple-point-of-entry (MPE) resolution groups that correspond to items eligible for TLAC (not applicable to SPE G-SIBs)
20	Deduction of investments in own other TLAC liabilities
21	Other adjustments to TLAC
22	TLAC after deductions	93,658	89,660
	Risk-weighted assets and leverage exposure measure for TLAC purposes
23	Total risk-weighted assets adjusted as permitted under the TLAC regime	286,436	259,208
24	Leverage exposure measure[1]	974,348	911,325
	TLAC ratios and buffers
25	TLAC (as a percentage of risk-weighted assets adjusted as permitted under the TLAC regime)	32.70	34.59
26	TLAC (as a percentage of leverage exposure)[1]	9.61	9.84
27	CET1 (as a percentage of risk-weighted assets) available after meeting the resolution group’s minimum capital and TLAC requirements	8.82	9.23
28	Institution-specific buffer requirement (capital conservation buffer plus countercyclical buffer requirements plus higher loss absorbency requirement, expressed as a percentage of risk-weighted assets)	3.52	3.58
29	of which: capital conservation buffer requirement	2.50	2.50
30	of which: bank-specific countercyclical buffer requirement	0.02	0.08
31	of which: higher loss absorbency requirement	1.00	1.00

1 The leverage ratio exposure and leverage ratio for 30 June 2020 do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section of this report and to “Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits” in the “Going and gone concern requirements and eligible capital“ section for more information.

p

UBS Group AG consolidated

Resolution entity – creditor ranking at legal entity level

Semiannual | The TLAC3 table below provides an overview of the creditor ranking structure of the resolution entity, UBS Group AG, on a standalone basis.

UBS Group AG issues loss-absorbing additional tier 1 capital instruments and TLAC-eligible senior unsecured debt.

UBS Group AG grants Deferred Contingent Capital Plan (DCCP) awards to UBS Group employees. Awards granted since February 2015 qualify as Basel III AT1 capital on a UBS Group consolidated basis and totaled USD 1,858 million as of 30 June 2020 (31 December 2019: USD 1,962 million). The related liabilities of UBS Group AG on a standalone basis of USD 1,397 million (31 December 2019: USD 1,583 million) are not included in the table below, as these do not give rise to a current claim until the awards are legally vested.

As of 30 June 2020, the TLAC available on a UBS Group AG consolidated basis amounted to USD 93,658 million (31 December 2019: USD 89,660 million).

→   Refer to “Bondholder information” at www.ubs.com/investors for more information

→   Refer to the “TLAC1: TLAC composition for G-SIBs (at resolution group level)” table in this section for more information about TLAC for UBS Group AG consolidated

Financial information for UBS Group AG standalone for the six months ended 30 June 2020 is provided under “Holding company and significant regulated subsidiaries and sub-groups” at www.ubs.com/investors. p

Semiannual |

TLAC3 – creditor ranking at legal entity level for the resolution entity, UBS Group AG
As of 30.6.20		Creditor ranking			Total
USD million		1	2	3
1	Description of creditor ranking	Common shares (most junior)[2]	Additional Tier 1	Bail-in debt and pari passu liabilities (most senior)
2	Total capital and liabilities net of credit risk mitigation[1]	40,465	13,252	37,209	90,926
3	Subset of row 2 that are excluded liabilities
4	Total capital and liabilities less excluded liabilities (row 2 minus row 3)	40,465	13,252[3]	37,209[4,5]	90,926
5	Subset of row 4 that are potentially eligible as TLAC	40,465	12,862	31,269[6]	84,596
6	Subset of row 5 with 1 year ≤ residual maturity < 2 years			2,817	2,817
7	Subset of row 5 with 2 years ≤ residual maturity < 5 years			15,882	15,882
8	Subset of row 5 with 5 years ≤ residual maturity < 10 years			9,933	9,933
9	Subset of row 5 with residual maturity ≥ 10 years, but excluding perpetual securities			2,637	2,637
10	Subset of row 5 that is perpetual securities	40,465	12,862		53,327

1 No credit risk mitigation is applied to capital and liabilities for UBS Group AG standalone.    2 Common shares, including the associated reserves, are equal to equity attributable to shareholders as disclosed in the UBS Group AG standalone financial information for the six months ended 30 June 2020, which was prepared in accordance with the principles of the Swiss Law on Accounting and Financial Reporting (32nd title of the Swiss Code of Obligations).    3 Includes interest expense accrued on AT1 capital instruments, which does not qualify as TLAC.    4 Includes interest expense accrued on bail-in debt, interest-bearing liabilities that comprise loans from UBS AG and UBS Switzerland AG, and negative replacement values, as well tax and other liabilities that are not excluded liabilities under Swiss law that rank pari passu to bail-in debt.    5 Bail-in debt of USD 2.6 billion was issued during the six months ended 30 June 2020.    6 Bail-in debt of USD 4.8 billion has residual maturity of less than one year and is not potentially eligible as TLAC.

p

Section 9  Leverage ratio

Basel III leverage ratio

Quarterly | The Basel Committee on Banking Supervision (BCBS) leverage ratio is calculated by dividing the period-end tier 1 capital by the period-end leverage ratio denominator (LRD), as summarized in the table below. The LRD presented below does not reflect the effects of the temporary exemption related to the central bank sight deposit exclusion from the leverage ratio calculation granted by the Swiss Financial Market Supervisory Authority (FINMA) on 25 March 2020 in connection with COVID-19. The effects of such temporary exemption are presented in the “Going and gone concern requirements and eligible capital“ section of this report. p

→   Refer to the ”Introduction and basis for preparation” section of this report for more information about the COVID-19-related temporary regulatory measures

Quarterly |

BCBS Basel III leverage ratio
USD million, except where indicated
	30.6.20	31.3.20	31.12.19	30.9.19	30.6.19
Total tier 1 capital	53,537	51,916	51,888	50,702	49,993
BCBS total exposures (leverage ratio denominator)[1]	974,348	955,932	911,325	901,914	911,379
BCBS Basel III leverage ratio (%)[1]	5.5	5.4	5.7	5.6	5.5

1 Leverage ratio denominators (LRDs) and leverage ratios for 30 June 2020 and 31 March 2020 do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section of this report and to “Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits” in the “Going and gone concern requirements and eligible capital“ section for more information.

p

Quarterly | The LRD consists of International Financial Reporting Standards (IFRS) on-balance sheet assets and off-balance sheet items. Derivative exposures are adjusted for a number of items, including replacement values and eligible cash variation margin netting, the current exposure method add-on and net notional amounts for written credit derivatives. The LRD also includes an additional charge for counterparty credit risk related to securities financing transactions (SFTs).

The “Reconciliation of IFRS total assets to BCBS Basel III total on-balance sheet exposures excluding derivatives and securities financing transactions” table on the next page shows the difference between total IFRS assets per IFRS consolidation scope and the BCBS total on-balance sheet exposures. Those exposures are the starting point for calculating the BCBS LRD as shown in the “LR2: BCBS Basel III leverage ratio common disclosure” table in this section. The difference is due to the application of the regulatory scope of consolidation for the purpose of the BCBS calculation. In addition, carrying amounts for derivative financial instruments and SFTs are deducted from IFRS total assets. They are measured differently under BCBS leverage ratio rules and are therefore added back in separate exposure line items in the LR2 table. p

Difference between the Swiss SRB and BCBS leverage ratio

Quarterly | The LRD is the same under Swiss systemically relevant bank (SRB) and BCBS rules. However, there is a difference in the capital numerator between the two frameworks. Under BCBS rules, only common equity tier 1 and additional tier 1 capital are included in the numerator. Under Swiss SRB rules we are required to meet going as well as gone concern leverage ratio requirements. Therefore, depending on the requirement, the numerator includes tier 1 capital instruments, tier 2 capital instruments and/or total loss-absorbing capacity (TLAC)-eligible senior unsecured debt. p

UBS Group AG consolidated

The tables presented below and on the next page do not reflect the effects of the temporary exemption granted by FINMA on 25 March 2020 in connection with COVID-19, that permits the exclusion of central bank sight deposits from the leverage ratio calculation. The effects of the temporary exemption granted by FINMA in connection with COVID-19 are presented in the “Going and gone concern requirements and eligible capital“ section of this report.

→   Refer to the “Introduction and basis for preparation” section of this report for more information about the COVID-19-related temporary regulatory measures

Quarterly |

Reconciliation of IFRS total assets to BCBS Basel III total on-balance sheet exposures excluding derivatives and securities financing transactions[1]
USD million	30.6.20	31.3.20
On-balance sheet exposures
IFRS total assets	1,063,838	1,098,099
Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation	(26,785)	(23,285)
Adjustment for investments in banking, financial, insurance or commercial entities that are outside the scope of consolidation for accounting purposes but consolidated for regulatory purposes
Adjustment for fiduciary assets recognized on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure
Less carrying amount of derivative financial instruments in IFRS total assets[2]	(182,866)	(252,537)
Less carrying amount of securities financing transactions in IFRS total assets[3]	(112,995)	(117,778)
Adjustments to accounting values
On-balance sheet items excluding derivatives and securities financing transactions, but including collateral	741,193	704,500
Asset amounts deducted in determining BCBS Basel III tier 1 capital	(12,674)	(13,084)
Total on-balance sheet exposures (excluding derivatives and securities financing transactions)	728,519	691,415

1 This table does not reflect the effects of the temporary exemption granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section of this report and to “Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits” in the “Going and gone concern requirements and eligible capital“ section for more information.    2 Consists of derivative financial instruments and cash collateral receivables on derivative instruments in accordance with the regulatory scope of consolidation.    3 Consists of receivables from securities financing transactions, margin loans, prime brokerage receivables and financial assets at fair value not held for trading related to securities financing transactions in accordance with the regulatory scope of consolidation.

p

Quarterly |

LR1: BCBS Basel III leverage ratio summary comparison[1]
USD million		30.6.20	31.3.20
1	Total consolidated assets as per published financial statements	1,063,838	1,098,099
2	Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation[2]	(39,458)	(36,370)
3	Adjustment for fiduciary assets recognized on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure
4	Adjustments for derivative financial instruments	(90,338)	(145,801)
5	Adjustment for securities financing transactions (i.e., repos and similar secured lending)	9,830	10,118
6	Adjustment for off-balance sheet items (i.e., conversion to credit equivalent amounts of off-balance sheet exposures)	30,476	29,885
7	Other adjustments
8	Leverage ratio exposure (leverage ratio denominator)	974,348	955,932

1 This table does not reflect the effects of the temporary exemption granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section of this report and to “Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits” in the “Going and gone concern requirements and eligible capital“ section for more information.    2 Includes assets that are deducted from tier 1 capital.

p

Quarterly | During the second quarter of 2020, LRD increased by USD 18 billion to USD 974 billion. On-balance sheet exposures (excluding derivatives and SFTs) increased by USD 37 billion, mainly driven by an increase in high-quality liquid assets (HQLA) in the liquidity buffer portfolio in Group Functions, higher cash and balances with central banks across multiple businesses and higher trading portfolio assets in the Investment Bank. Derivative exposures decreased by USD 14 billion mainly driven by foreign exchange and equity / index contracts in the Investment Bank, reflecting roll-offs and market-driven movements. SFTs decreased by USD 5 billion, mainly due to lower collateral sourcing in Group Functions. p

→   Refer to the “Introduction and basis for preparation” section of this report for more information about the COVID-19-related temporary regulatory measures, and to “Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits” in the “Going and gone concern requirements and eligible capital“ section of this report for additional information

Quarterly |

LR2: BCBS Basel III leverage ratio common disclosure[1]
USD million, except where indicated		30.6.20	31.3.20

	On-balance sheet exposures
1	On-balance sheet items excluding derivatives and SFTs, but including collateral	741,193	704,500
2	(Asset amounts deducted in determining Basel III tier 1 capital)	(12,674)	(13,084)
3	Total on-balance sheet exposures (excluding derivatives and SFTs)	728,519	691,415

	Derivative exposures
4	Replacement cost associated with all derivatives transactions (i.e., net of eligible cash variation margin)	49,952	65,769
5	Add-on amounts for PFE associated with all derivatives transactions	74,580	77,082
6	Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework	0	0
7	(Deductions of receivables assets for cash variation margin provided in derivatives transactions)	(19,254)	(20,839)
8	(Exempted CCP leg of client-cleared trade exposures)	(13,609)	(16,227)
9	Adjusted effective notional amount of all written credit derivatives[2]	68,072	75,646
10	(Adjusted effective notional offsets and add-on deductions for written credit derivatives)[3]	(67,214)	(74,695)
11	Total derivative exposures	92,528	106,736

	Securities financing transaction exposures
12	Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions	208,211	228,572
13	(Netted amounts of cash payables and cash receivables of gross SFT assets)	(95,216)	(110,794)
14	CCR exposure for SFT assets	9,830	10,118
15	Agent transaction exposures
16	Total securities financing transaction exposures	122,825	127,896

	Other off-balance sheet exposures
17	Off-balance sheet exposure at gross notional amount	100,676	90,163
18	(Adjustments for conversion to credit equivalent amounts)	(70,200)	(60,277)
19	Total off-balance sheet items	30,476	29,885
	Total exposures (leverage ratio denominator)	974,348	955,932

	Capital and total exposures (leverage ratio denominator)
20	Tier 1 capital	53,537	51,916
21	Total exposures (leverage ratio denominator)	974,348	955,932

	Leverage ratio
22	Basel III leverage ratio (%)	5.5	5.4

1 This table does not reflect the effects of the temporary exemption granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section of this report and to “Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits” in the “Going and gone concern requirements and eligible capital“ section for more information.    2 Includes protection sold, including agency transactions.    3 Protection sold can be offset with protection bought on the same underlying reference entity, provided that the conditions according to the Basel III leverage ratio framework and disclosure requirements are met.

p

UBS Group AG consolidated

Section 10  Liquidity coverage ratio

Liquidity coverage ratio

Quarterly | We monitor the liquidity coverage ratio (LCR) in all significant currencies in order to manage any currency mismatch between high-quality liquid assets (HQLA) and the net expected cash outflows in times of stress. p

Pillar 3 disclosure requirement	Quarterly Report 2020 section	Disclosure	Second quarter 2020 page number

Concentration of funding sources	Treasury management	Liabilities by product and currency	45

High-quality liquid assets

Quarterly | HQLA must be easily and immediately convertible into cash at little or no loss of value, especially during a period of stress. HQLA are assets that are of low risk and are unencumbered. Other characteristics of HQLA are ease and certainty of valuation, low correlation with risky assets, listing of the assets on a developed and recognized exchange, existence of an active and sizable market for the assets, and low volatility. Our HQLA predominantly consist of assets that qualify as Level 1 in the LCR framework, including cash, central bank reserves and government bonds. p

Quarterly |

High-quality liquid assets
	Average 2Q20[1]			Average 1Q20[1]
USD billion	Level 1 weighted liquidity value[2]	Level 2 weighted liquidity value[2]	Total weighted liquidity value[2]	Level 1 weighted liquidity value[2]	Level 2 weighted liquidity value[2]	Total weighted liquidity value[2]
Cash balances[3]	145		145	106		106
Securities (on- and off-balance sheet)	47	15	62	48	17	65
Total high-quality liquid assets[4]	191	15	207	154	17	171

1 Calculated based on an average of 65 data points in the second quarter of 2020 and 63 data points in the first quarter of 2020.    2 Calculated after the application of haircuts and, where applicable, caps on Level 2 assets.    3 Includes cash and balances with central banks and other eligible balances as prescribed by FINMA.    4 Calculated in accordance with FINMA requirements.

p

LCR development during the second quarter of 2020

Quarterly | In the second quarter of 2020, the UBS Group LCR increased 16 percentage points to 155%, remaining above the 110% Group LCR minimum requirement communicated by the Swiss Financial Market Supervisory Authority (FINMA). The LCR increase was primarily driven by higher average HQLA balances due to increased debt issuances, lower net funding consumption by the business divisions and higher customer deposit balances in Global Wealth Management. In addition, net cash outflows increased due to reduced average net inflows from secured financing transactions and higher average outflows from customer deposits, partly offset by higher average inflows from derivative transactions. p

Quarterly |

LIQ1: Liquidity coverage ratio
		Average 2Q20[1]		Average 1Q20[1]
USD billion, except where indicated		Unweighted value	Weighted value[2]	Unweighted value	Weighted value[2]

High-quality liquid assets
1	High-quality liquid assets	209	207	176	171

Cash outflows
2	Retail deposits and deposits from small business customers	269	30	254	29
3	of which: stable deposits	38	1	33	1
4	of which: less stable deposits	231	29	220	28
5	Unsecured wholesale funding	210	114	199	110
6	of which: operational deposits (all counterparties)	44	11	44	11
7	of which: non-operational deposits (all counterparties)	153	90	144	89
8	of which: unsecured debt	13	13	11	11
9	Secured wholesale funding		65		71
10	Additional requirements:	83	25	74	23
11	of which: outflows related to derivatives and other transactions	46	17	41	16
12	of which: outflows related to loss of funding on debt products[3]	0	0	0	0
13	of which: committed credit and liquidity facilities	37	8	32	7
14	Other contractual funding obligations	13	11	13	11
15	Other contingent funding obligations	254	6	229	6
16	Total cash outflows		251		250

Cash inflows
17	Secured lending	289	69	303	81
18	Inflows from fully performing exposures	68	31	70	31
19	Other cash inflows	17	17	15	15
20	Total cash inflows	374	117	388	127

		Average 2Q20[1]		Average 1Q20[1]
USD billion, except where indicated			Total adjusted value[4]		Total adjusted value[4]

Liquidity coverage ratio
21	High-quality liquid assets		207		171
22	Net cash outflows		134		122
23	Liquidity coverage ratio (%)		155		139

1 Calculated based on an average of 65 data points in the second quarter of 2020 and 63 data points in the first quarter of 2020.    2 Calculated after the application of haircuts and inflow and outflow rates.    3 Includes outflows related to loss of funding on asset-backed securities, covered bonds, other structured financing instruments, asset-backed commercial papers, structured entities (conduits), securities investment vehicles and other such financing facilities.    4 Calculated after the application of haircuts and inflow and outflow rates as well as, where applicable, caps on Level 2 assets and cash inflows.

p

UBS Group AG consolidated

Section 11  Requirements for global systemically important banks and related indicators

Semiannual | The Financial Stability Board (the FSB) has determined that UBS is a global systemically important bank (G-SIB), using an indicator-based methodology adopted by the Basel Committee on Banking Supervision (the BCBS). Banks that qualify as G-SIBs are required to disclose the 12 indicators for assessing the systemic importance of G-SIBs as defined by the BCBS. These indicators are used for the G-SIB score calculation and cover five categories: size, cross-jurisdictional activity, interconnectedness, substitutability / financial institution infrastructure, and complexity.

Based on the published indicators, G-SIBs are subject to additional CET1 capital buffer requirements in a range from 1.0% to 3.5%. In November 2019, the FSB confirmed that the requirement for UBS continues to be 1.0%. As our Swiss systemically relevant bank (SRB) Basel III capital requirements exceed the BCBS requirements including the G-SIB buffer, we are not affected by these additional G-SIB requirements.

In July 2018, the BCBS published a revised assessment methodology and higher loss absorbency requirements. These will come into effect in 2021, with the corresponding surcharge applied as of 1 January 2023. We do not expect these changes to result in an increase of our additional CET1 capital buffer requirement.

Our G-SIB indicators as of 31 December 2019 were published in July 2020 under “Pillar 3 disclosures” at www.ubs.com/investors. p

Significant regulated subsidiaries and sub-groups

Significant regulated subsidiaries and sub-groups

Section 1  Introduction

Quarterly | The sections below include capital and other regulatory information as of 30 June 2020 for UBS AG standalone, UBS Switzerland AG standalone, UBS Europe SE consolidated and UBS Americas Holding LLC consolidated.

Capital information in this section is based on Pillar 1 capital requirements. Entities may be subject to significant additional Pillar 2 requirements, which represent additional amounts of capital considered necessary and agreed with regulators based on the risk profile of the entities. p

Section 2  UBS AG standalone

Key metrics of the second quarter of 2020

Quarterly | The table on the next page is based on the Basel Committee on Banking Supervision (BCBS) Basel III rules. The temporary exemption of central bank sight deposits for the leverage ratio calculation granted by the Swiss Financial Market Supervisory Authority (FINMA) in connection with COVID-19 had no net effect on UBS AG as of 30 June 2020.

During the second quarter of 2020, common equity tier 1 (CET1) capital increased by USD 2.8 billion to USD 51.8 billion, mainly due to operating profit and effects from a change in accounting treatment of investments in associates partially offset by accruals for capital returns. Tier 1 capital increased by USD 3.0 billion to USD 65.4 billion, mainly due to the aforementioned increase in CET1. Risk-weighted assets (RWA) decreased by USD 6.9 billion to USD 310.8 billion during the second quarter of 2020, primarily driven by decreases in market risk RWA, lower credit and counterparty credit risk RWA as well as operational risk RWA. Leverage ratio exposure decreased by USD 1.0 billion, predominantly driven by a decrease in derivative exposures which was largely offset by an overall increase of on-balance sheet exposures.

High-quality liquid assets (HQLA) increased by USD 23.9 billion driven by greater average cash balances due to increased debt issuances and lower net funding consumption by the business divisions. Net cash outflows increased by USD 3.9 billion, due to reduced average net inflows from secured financing transactions (SFTs). p

→   Refer to the “Introduction and basis for preparation” section of this report for more information about the COVID-19-related temporary regulatory measures

→   Refer to the “Introduction and basis for preparation” section of this report for more information about the change in accounting treatment of investments in associates

Quarterly |

KM1: Key metrics
USD million, except where indicated
		30.6.20	31.3.20	31.12.19	30.9.19	30.6.19
Available capital (amounts)
1	Common equity tier 1 (CET1)	51,810	48,998	49,521	50,458	51,261
1a	Fully loaded ECL accounting model CET1[1]	51,808	48,994	49,518	50,456	51,258
2	Tier 1	65,361	62,382	63,893	64,545	64,315
2a	Fully loaded ECL accounting model tier 1[1]	65,359	62,379	63,891	64,543	64,312
3	Total capital	70,612	68,130	69,576	70,194	70,612
3a	Fully loaded ECL accounting model total capital[1]	70,610	68,127	69,574	70,191	70,609
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	310,752	317,621	287,999	297,200	294,348
4a	Minimum capital requirement[2]	24,860	25,410	23,040	23,776	23,548
4b	Total risk-weighted assets (pre-floor)	310,752	317,621	287,999	297,200	294,348
Risk-based capital ratios as a percentage of RWA
5	Common equity tier 1 ratio (%)	16.67	15.43	17.19	16.98	17.41
5a	Fully loaded ECL accounting model CET1 ratio (%)[1]	16.67	15.43	17.19	16.98	17.41
6	Tier 1 ratio (%)	21.03	19.64	22.19	21.72	21.85
6a	Fully loaded ECL accounting model tier 1 ratio (%)[1]	21.03	19.64	22.18	21.72	21.85
7	Total capital ratio (%)	22.72	21.45	24.16	23.62	23.99
7a	Fully loaded ECL accounting model total capital ratio (%)[1]	22.72	21.45	24.16	23.62	23.99
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (2.5% from 2019) (%)	2.50	2.50	2.50	2.50	2.50
9	Countercyclical buffer requirement (%)	0.02	0.01	0.07	0.08	0.08
9a	Additional countercyclical buffer for Swiss mortgage loans (%)	0.00	0.00	0.00	0.00	0.00
10	Bank G-SIB and/or D-SIB additional requirements (%)[3]
11	Total of bank CET1-specific buffer requirements (%)	2.52	2.51	2.57	2.58	2.58
12	CET1 available after meeting the bank’s minimum capital requirements (%)	12.17	10.93	12.69	12.48	12.91
Basel III leverage ratio[4]
13	Total Basel III leverage ratio exposure measure	573,741	574,692	589,127	609,656	618,704
14	Basel III leverage ratio (%)	11.39	10.85	10.85	10.59	10.40
14a	Fully loaded ECL accounting model Basel III leverage ratio (%)[1]	11.39	10.85	10.84	10.59	10.39
Liquidity coverage ratio[5]
15	Total HQLA	91,877	67,963	73,805	76,330	82,201
16	Total net cash outflow	52,209	48,320	53,960	55,607	56,626
17	LCR (%)	178	141	137	137	145

1 The fully loaded ECL accounting model excludes the transitional relief of recognizing ECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks.”    2 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    3 Swiss SRB going concern requirements and information for UBS AG standalone is provided on the following pages in this section.    4 The temporary exemption granted by FINMA in connection with COVID-19 had no net effect on UBS AG standalone. Refer to the “Introduction and basis for preparation” section of this report and to the next page in this section for more information.    5 Calculated based on quarterly average. Refer to “Liquidity coverage ratio” in this section for more information.

p

Significant regulated subsidiaries and sub-groups

Swiss SRB going and gone concern requirements and information

Quarterly | From 1 January 2020, UBS AG standalone is subject to a gone concern capital requirement based on the sum of (i) its third party exposure on a standalone basis, (ii) a buffer requirement equal to 30% of the Group’s gone concern capital requirement on UBS AG’s consolidated exposure, and (iii) the nominal value of the gone concern instruments issued by UBS entities and held by the parent bank. A transitional period until 2024 has been granted for the buffer requirement. ”Gone concern capital coverage ratio” represents how much gone concern capital is available to meet the gone concern requirement.

More information about the going concern requirements and

information is provided on page 115 of our 31 December 2019 Pillar 3 report, available under “Pillar 3 disclosures” at www.ubs.com/investors.

In connection with COVID-19, FINMA has permitted banks to temporarily exclude central bank sight deposits from the leverage ratio denominator (LRD) for the purpose of calculating going concern ratios. This exemption applies until 1 January 2021. Applicable dividends or similar distributions approved by shareholders after 25 March 2020 reduce the relief by the LRD equivalent of the capital distribution. This exemption had no net effect on UBS AG standalone as of 30 June 2020.

→   Refer to the “Introduction and basis for preparation” section of this report for more information about the COVID-19-related temporary regulatory measures

The table below provides details of the Swiss systematically relevant bank (SRB) RWA- and LRD-based going and gone concern requirements and information as required by FINMA; details on eligible gone concern instruments are provided on the next page. p

Quarterly |

Swiss SRB going and gone concern requirements and information
As of 30.6.20	RWA, phase-in		RWA, fully applied as of 1.1.28		LRD[1]
USD million, except where indicated	in %		in%		in %
Required going concern capital
Total going concern capital	13.96[2]	43,366	13.96[2]	54,088	4.88[2]	27,970
Common equity tier 1 capital	9.66	30,004	9.66	37,422	3.38	19,364
of which: minimum capital	4.50	13,984	4.50	17,441	1.50	8,606
of which: buffer capital	5.14	15,973	5.14	19,922	1.88	10,758
of which: countercyclical buffer	0.02	47	0.02	59
Maximum additional tier 1 capital	4.30	13,362	4.30	16,666	1.50	8,606
of which: additional tier 1 capital	3.50	10,876	3.50	13,565	1.50	8,606
of which: additional tier 1 buffer capital	0.80	2,486	0.80	3,101

Eligible going concern capital
Total going concern capital	21.03	65,361	16.86	65,361	11.39	65,361
Common equity tier 1 capital	16.67	51,810	13.37	51,810	9.03	51,810
Total loss-absorbing additional tier 1 capital	4.36	13,551	3.50	13,551	2.36	13,551
of which: high-trigger loss-absorbing additional tier 1 capital	3.56	11,058	2.85	11,058	1.93	11,058
of which: low-trigger loss-absorbing additional tier 1 capital	0.80	2,493	0.64	2,493	0.43	2,493

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		310,752		387,578
Leverage ratio denominator						573,741

Required gone concern capital[3]	Higher of RWA- or LRD-based
Total gone concern loss-absorbing requirement		32,350

Eligible gone concern capital
Total gone concern loss-absorbing capacity		39,993
Gone concern coverage capital ratio	123.63

1 LRD-based requirements and eligible capital presented in this table do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section of this report for more information.    2 Includes applicable add-ons of 1.08% for RWA and 0.375% for LRD.    3 From 1 January 2020 onward, a maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years.

p

Quarterly |

Swiss SRB going and gone concern information
USD million, except where indicated	30.6.20[1]	31.3.20	31.12.19

Eligible going concern capital
Total going concern capital	65,361	59,919	61,479
Total tier 1 capital	65,361	59,919	61,479
Common equity tier 1 capital	51,810	48,998	49,521
Total loss-absorbing additional tier 1 capital	13,551	10,921	11,958
of which: high-trigger loss-absorbing additional tier 1 capital	11,058	10,921	11,958
of which: low-trigger loss-absorbing additional tier 1 capital[2]	2,493		11,958

Eligible gone concern capital
Total gone concern loss-absorbing capacity	39,993	44,137
Total tier 1 capital		2,463
of which: low-trigger loss-absorbing additional tier 1 capital[2]		2,463
Total tier 2 capital	7,570	7,521
of which: low-trigger loss-absorbing tier 2 capital	7,043	6,995
of which: non-Basel III-compliant tier 2 capital	527	526
TLAC-eligible senior unsecured debt	32,423	34,153

Total loss-absorbing capacity
Total loss-absorbing capacity	105,355	104,056	61,479

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets, phase-in	310,752	317,621	287,999
of which: direct and indirect investments in Switzerland-domiciled subsidiaries[3]	35,213	34,211	34,418
of which: direct and indirect investments in foreign-domiciled subsidiaries[3]	105,179	105,384	96,307
Risk-weighted assets, fully applied as of 1.1.28	387,578	394,393	374,351
of which: direct and indirect investments in Switzerland-domiciled subsidiaries[3]	41,920	40,727	41,973
of which: direct and indirect investments in foreign-domiciled subsidiaries[3]	175,298	175,639	175,104
Leverage ratio denominator[4]	573,741	574,692	589,127

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio, phase-in5	21.0	18.9	23.1
of which: common equity tier 1 capital ratio, phase-in	16.7	15.4	17.2
Going concern capital ratio, fully applied as of 1.1.28	16.9	15.2	16.4
of which: common equity tier 1 capital ratio, fully applied as of 1.1.28	13.4	12.4	13.2

Leverage ratios (%)[4]
Going concern leverage ratio, phase-in5			11.3
Going concern leverage ratio, fully applied as of 1.1.20	11.4	10.4	10.4
of which: common equity tier 1 leverage ratio, fully applied as of 1.1.20	9.0	8.5	8.4

Gone concern capital coverage ratio (%)
Gone concern capital coverage ratio	123.6	142.7

1 In June 2020, we aligned the accounting treatment of investments in associates in the UBS AG IFRS standalone accounts with the “equity method” accounting applied in the UBS Group IFRS financial statements. Previously, we had applied a “cost less impairment” approach for these investments in the UBS AG IFRS standalone accounts. Effective 30 June 2020, UBS AG standalone CET1 capital, LRD and RWA increased by approximately USD 0.9 billion, USD 0.9 billion and USD 2.4 billion, respectively.    2 The relevant capital instruments were issued after the new Swiss SRB framework had been implemented and therefore do not meet going concern capital requirements in all entities. Effective from 30 June 2020, these instruments can qualify as going concern capital of UBS AG, as agreed with FINMA.    3 Carrying amounts for direct and indirect investments including holding of regulatory capital instruments in Switzerland-domiciled subsidiaries (30 June 2020: USD 16,768 million; 31 March 2020: USD 16,291 million; 31 December 2019: USD 16,789 million) and for direct and indirect investments including holding of regulatory capital instruments in foreign-domiciled subsidiaries (30 June 2020: USD 43,825 million; 31 March 2020: USD 43,910 million; 31 December 2019: USD 43,776 million) are risk weighted at 210% and 240%, respectively, for the current year (31 December 2019: 205% and 220%, respectively). Risk weights will gradually increase 5 percentage points per year for Switzerland-domiciled investments and 20 percentage points per year for foreign-domiciled investments until the fully applied risk weights of 250% and 400%, respectively, are applied.    4 Leverage ratio denominators (LRDs) and leverage ratios for 30 June 2020 and 31 March 2020 do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section of this report for more information. The effects of the temporary exemption granted by FINMA in connection with COVID-19 are presented on the previous page in this section.    5 As of 31 December 2019, Tier 2 capital of USD 5,153 million was eligible as going concern capital due to the transitional arrangements. The going concern phase-in capital ratios and leverage ratios presented for 2019 include this component.

p

Significant regulated subsidiaries and sub-groups

Leverage ratio information

Quarterly | Due to the adjustment for paid and planned dividends, the temporary exemption of central bank sight deposits for leverage ratio calculation granted by FINMA on 25 March 2020 in connection with COVID-19 had no net effect on UBS AG standalone as of 30 June 2020. p

→   Refer to the “Introduction and basis for preparation” section of this report for more information about the COVID-19-related temporary regulatory measures

Quarterly |

Swiss SRB leverage ratio denominator[1]

USD billion	30.6.20	31.3.20	31.12.19

Leverage ratio denominator
Swiss GAAP total assets	493.9	487.5	478.9
Difference between Swiss GAAP and IFRS total assets	149.9	200.3	122.3
Less: derivative exposures and SFTs[2]	(262.5)	(322.7)	(220.4)
Less: funding provided to significant regulated subsidiaries eligible as gone concern capital	(19.1)	(18.5)
On-balance sheet exposures (excluding derivative exposures and SFTs)	362.2	346.7	380.8
Derivative exposures	90.9	108.2	94.8
Securities financing transactions	98.5	96.3	92.6
Off-balance sheet items	22.9	24.3	21.7
Items deducted from Swiss SRB tier 1 capital	(0.7)	(0.8)	(0.8)
Total exposures (leverage ratio denominator)	573.7	574.7	589.1

1 The temporary exemption granted by FINMA in connection with COVID-19 had no net effect on UBS AG standalone.    2 Consists of derivative financial instruments, cash collateral receivables on derivative instruments, receivables from securities financing transactions, and margin loans, as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to securities financing transactions, in accordance with the regulatory scope of consolidation, which are presented separately under Derivative exposures and Securities financing transactions in this table.

p

Quarterly |

BCBS Basel III leverage ratio
USD million, except where indicated	30.6.20	31.3.20	31.12.19	30.9.19	30.6.19
Total tier 1 capital	65,361	62,382	63,893	64,545	64,315
Total exposures (leverage ratio denominator)[1]	573,741	574,692	589,127	609,656	618,704
BCBS Basel III leverage ratio (%)[1]	11.4	10.9	10.8	10.6	10.4
1 The temporary exemption granted by FINMA in connection with COVID-19 had no net effect on UBS AG standalone.

p

Liquidity coverage ratio

Quarterly | UBS AG is required to maintain a liquidity coverage ratio (LCR) of 105% as communicated by FINMA. p

Quarterly |

Liquidity coverage ratio
	Weighted value[1]
USD billion, except where indicated	Average 2Q20[2]	Average 1Q20[2]
High-quality liquid assets	92	68
Total net cash outflows	52	48
of which: cash outflows	157	160
of which: cash inflows	104	112
Liquidity coverage ratio (%)	178	141

1 Calculated after the application of haircuts and inflow and outflow rates as well as, where applicable, caps on Level 2 assets and cash inflows.    2 Calculated based on an average of 65 data points in the second quarter of 2020 and 63 data points in the first quarter of 2020.

p

Section 3  UBS Switzerland AG standalone

Key metrics of the second quarter of 2020

Quarterly | The table below is based on the Basel Committee on Banking Supervision (BCBS) Basel III rules; however, it does not reflect the effects of the temporary exemption of central bank sight deposits for leverage ratio calculations granted by the Swiss Financial Market Supervisory Authority (FINMA) in connection with COVID-19.

During the second quarter of 2020, common equity tier 1 (CET1) capital increased by CHF 0.3 billion to CHF 11.8 billion, mainly due to operating profit. Risk-weighted assets (RWA) were stable during the quarter. Leverage ratio exposure increased by CHF 6.0 billion to CHF 323.1 billion, mainly driven by an increase in cash and balances at central banks, as well as higher loans and advances to customers.

 High-quality liquid assets (HQLA) increased by CHF 10.6 billion, driven by higher average cash balances. Net cash outflows increased by CHF 8.8 billion, due to reduced average net inflows from secured financing transactions (SFTs) and increased average outflows from intercompany transactions. p

→   Refer to the following pages for more information about the effects of the temporary exemption granted by FINMA in connection with COVID-19 on UBS Switzerland AG standalone

Quarterly |

KM1: Key metrics
CHF million, except where indicated
		30.6.20	31.3.20	31.12.19	30.9.19	30.6.19
Available capital (amounts)
1	Common equity tier 1 (CET1)	11,776	11,427	10,895	10,875	10,654
1a	Fully loaded ECL accounting model CET1[1]	11,774	11,422	10,890	10,871	10,649
2	Tier 1	16,479	16,137	15,606	15,124	14,894
2a	Fully loaded ECL accounting model tier 1[1]	16,476	16,132	15,601	15,120	14,889
3	Total capital	16,479	16,137	15,606	15,124	14,894
3a	Fully loaded ECL accounting model total capital[1]	16,476	16,132	15,601	15,120	14,889
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	105,304	104,489	99,667	97,927	96,640
4a	Minimum capital requirement[2]	8,424	8,359	7,973	7,834	7,731
4b	Total risk-weighted assets (pre-floor)	92,740	92,981	89,234	90,338	91,013
Risk-based capital ratios as a percentage of RWA
5	Common equity tier 1 ratio (%)	11.18	10.94	10.93	11.10	11.02
5a	Fully loaded ECL accounting model CET1 ratio (%)[1]	11.18	10.93	10.93	11.10	11.02
6	Tier 1 ratio (%)	15.65	15.44	15.66	15.44	15.41
6a	Fully loaded ECL accounting model tier 1 ratio (%)[1]	15.65	15.44	15.65	15.44	15.41
7	Total capital ratio (%)	15.65	15.44	15.66	15.44	15.41
7a	Fully loaded ECL accounting model total capital ratio (%)[1]	15.65	15.44	15.65	15.44	15.41
Additional CET1 buffer requirements as a percentage of RWA[3]
8	Capital conservation buffer requirement (2.5% from 2019) (%)	2.50	2.50	2.50	2.50	2.50
9	Countercyclical buffer requirement (%)	0.01	0.01	0.01	0.01	0.01
9a	Additional countercyclical buffer for Swiss mortgage loans (%)	0.00	0.00	0.57	0.57	0.57
10	Bank G-SIB and/or D-SIB additional requirements (%)[4]
11	Total of bank CET1-specific buffer requirements (%)	2.51	2.51	2.51	2.51	2.51
12	CET1 available after meeting the bank’s minimum capital requirements (%)	6.68	6.44	6.43	6.60	6.52
Basel III leverage ratio[5]
13	Total Basel III leverage ratio exposure measure	323,068	317,071	302,304	309,750	311,212
14	Basel III leverage ratio (%)	5.10	5.09	5.16	4.88	4.79
14a	Fully loaded ECL accounting model Basel III leverage ratio (%)[1]	5.10	5.09	5.16	4.88	4.78
Liquidity coverage ratio[6]
15	Total HQLA	85,180	74,602	67,105	64,835	67,160
16	Total net cash outflow	61,847	53,059	51,561	49,242	48,761
17	LCR (%)	138	141	130	132	138

1 The fully loaded ECL accounting model excludes the transitional relief of recognizing ECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks.”    2 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    3 As Annex 8 of the Swiss Capital Adequacy Ordinance (the CAO) does not apply to systemically relevant banks, we can abstain from disclosing the information required in lines 12a–12e. We nevertheless provide information about the Swiss sector-specific countercyclical buffer in row 9a pursuant to Art. 44 of the CAO.    4 Swiss SRB going and gone concern requirements and information for UBS Switzerland AG are provided on the next page.    5 Leverage ratio exposures and leverage ratios for 30 June 2020 and 31 March 2020 do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section of this report and to “Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits” in this section for more information.    6 Calculated based on quarterly average. Refer to “Liquidity coverage ratio” in this section for more information.

p

Significant regulated subsidiaries and sub-groups

Swiss SRB going and gone concern requirements and information

Quarterly | UBS Switzerland AG is considered a systemically relevant bank (SRB) under Swiss banking law and is subject to capital regulations on a standalone basis. As of 30 June 2020, the going concern capital requirement for UBS Switzerland AG standalone was 13.95%, including a countercyclical buffer of 0.01%, whereas the going concern leverage ratio requirement was 4.875%. The gone concern requirements were 8.64% for the RWA-based requirement and 3.02% for the leverage ratio denominator (LRD)-based requirement.

The Swiss SRB framework and requirements applicable to UBS Switzerland AG standalone are similar to those applicable to UBS Group AG consolidated, with the exception of a lower gone concern requirement effective from 1 January 2020, corresponding to 62% of the Group’s gone concern requirement (before applicable reductions).

In connection with COVID-19, FINMA has permitted banks to temporarily exclude central bank sight deposits from the LRD for the purpose of calculating going concern ratios. This exemption applies until 1 January 2021. Applicable dividends or similar distributions approved by shareholders after 25 March 2020 reduce the relief by the LRD equivalent of the capital distribution, except where dividends are paid to a regulated Swiss parent company or to an unregulated Swiss parent company which in turn pays no dividend. The effect of this exemption is that UBS Switzerland AG is eligible to reduce its LRD by USD 73 billion to USD 251 billion as of 30 June 2020. p

Quarterly |

Swiss SRB going and gone concern requirements and information
As of 30.6.20	RWA		LRD[1]
CHF million, except where indicated	in %		in %
Required going concern capital
Total going concern capital	13.95[2]	14,689	4.88[2]	15,750
Common equity tier 1 capital	9.65	10,161	3.38	10,904
of which: minimum capital	4.50	4,739	1.50	4,846
of which: buffer capital	5.14	5,413	1.88	6,058
of which: countercyclical buffer	0.01	10
Maximum additional tier 1 capital	4.30	4,528	1.50	4,846
of which: additional tier 1 capital	3.50	3,686	1.50	4,846
of which: additional tier 1 buffer capital	0.80	842

Eligible going concern capital
Total going concern capital	15.65	16,479	5.10	16,479
Common equity tier 1 capital	11.18	11,776	3.65	11,776
Total loss-absorbing additional tier 1 capital	4.47	4,703	1.46	4,703
of which: high-trigger loss-absorbing additional tier 1 capital	4.47	4,703	1.46	4,703

Required gone concern capital[3]
Total gone concern loss-absorbing capacity	8.64	9,101	3.02	9,765
of which: base requirement	7.97	8,396	2.79	9,014
of which: additional requirement for market share and LRD	0.67	705	0.23	751

Eligible gone concern capital
Total gone concern loss-absorbing capacity	10.34	10,892	3.37	10,892
TLAC-eligible senior unsecured debt	10.34	10,892	3.37	10,892

Total loss-absorbing capacity
Required total loss-absorbing capacity	22.59	23,791	7.90	25,514
Eligible total loss-absorbing capacity	25.99	27,371	8.47	27,371

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		105,304
Leverage ratio denominator				323,068

1 LRD-based requirements and eligible capital presented in this table do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section of this report for more information. The effects of temporary exemption granted by FINMA in connection with COVID-19 are presented on the next page.    2 Includes applicable add-ons of 1.08% for RWA and 0.375% for LRD.    3 From 1 January 2020 onward, a maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years.

p

Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits

The table below summarizes the effects on our Swiss SRB going concern capital requirements and information. The FINMA exemption rules have no effect on our Swiss SRB gone concern capital requirements and ratios.

The LRD is the same under Swiss SRB and BCBS rules, therefore the LRD after the aforementioned temporary FINMA exemption under BCBS rules is identical to the Swiss SRB number presented in the table below. The BCBS Basel III leverage ratio was 6.58% after considering the temporary FINMA exemption.

Swiss SRB going concern requirements and information including temporary FINMA exemption
As of 30.6.20	LRD
CHF million, except where indicated	in %

Leverage ratio denominator before temporary exemption		323,068
Effective relief		(72,514)
of which: central bank sight deposits eligible for relief		(72,514)
Leverage ratio denominator after temporary exemption		250,553

Required going concern capital
Total going concern capital	4.88	12,214
Common equity tier 1 capital	3.38	8,456

Eligible going concern capital
Total going concern capital	6.58	16,479
Common equity tier 1 capital	4.70	11,776

Significant regulated subsidiaries and sub-groups

Swiss SRB loss-absorbing capacity

Quarterly |

Swiss SRB going and gone concern information
CHF million, except where indicated	30.6.20	31.3.20	31.12.19

Eligible going concern capital
Total going concern capital	16,479	16,137	15,606
Total tier 1 capital	16,479	16,137	15,606
Common equity tier 1 capital	11,776	11,427	10,895
Total loss-absorbing additional tier 1 capital	4,703	4,710	4,711

Eligible gone concern capital
Total gone concern loss-absorbing capacity	10,892	10,910	10,915
TLAC-eligible senior unsecured debt	10,892	10,910	10,915

Total loss-absorbing capacity
Total loss-absorbing capacity	27,371	27,047	26,521

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	105,304	104,489	99,667
Leverage ratio denominator[1]	323,068	317,071	302,304

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	15.6	15.4	15.7
of which: common equity tier 1 capital ratio	11.2	10.9	10.9
Gone concern loss-absorbing capacity ratio	10.3	10.4	11.0
Total loss-absorbing capacity ratio	26.0	25.9	26.6

Leverage ratios (%)[1]
Going concern leverage ratio	5.1	5.1	5.2
of which: common equity tier 1 leverage ratio	3.6	3.6	3.6
Gone concern leverage ratio	3.4	3.4	3.6
Total loss-absorbing capacity leverage ratio	8.5	8.5	8.8

1 Leverage ratio denominators (LRDs) and leverage ratios for 30 June 2020 and 31 March 2020 do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section of this report for more information. The effects of the temporary exemption granted by FINMA in connection with COVID-19 are presented in the preceding table.

p

Leverage ratio information

Quarterly | The tables in this section do not reflect the effects of the temporary exemption of central bank sight deposits granted by FINMA in connection with COVID-19. p

→   Refer to the previous pages for more information about the effects of the temporary exemption granted by FINMA in connection with COVID-19 on UBS Switzerland AG standalone

Quarterly |

Swiss SRB leverage ratio denominator[1]
CHF billion	30.6.20	31.3.20	31.12.19
Leverage ratio denominator
Swiss GAAP total assets	304.3	299.5	285.0
Difference between Swiss GAAP and IFRS total assets	4.2	4.7	3.6
Less: derivative exposures and SFTs[2]	(8.3)	(9.9)	(17.3)
On-balance sheet exposures (excluding derivative exposures and SFTs)	300.2	294.3	271.3
Derivative exposures	5.7	6.1	4.4
Securities financing transactions	2.3	2.9	12.7
Off-balance sheet items	15.1	14.0	14.2
Items deducted from Swiss SRB tier 1 capital	(0.2)	(0.3)	(0.3)
Total exposures (leverage ratio denominator)	323.1	317.1	302.3

1 This table does not reflect the effects of the temporary exemption granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section of this report and to “Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits” in this section for more information.    2 Consists of derivative financial instruments, cash collateral receivables on derivative instruments, receivables from securities financing transactions, and margin loans as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to securities financing transactions, in accordance with the regulatory scope of consolidation, which are presented separately under Derivative exposures and Securities financing transactions in this table.

p

Quarterly |

BCBS Basel III leverage ratio
CHF million, except where indicated	30.6.20	31.3.20	31.12.19	30.9.19	30.6.19
Total tier 1 capital	16,479	16,137	15,606	15,124	14,894
Total exposures (leverage ratio denominator)[1]	323,068	317,071	302,304	309,750	311,212
BCBS Basel III leverage ratio (%)[1]	5.1	5.1	5.2	4.9	4.8

1 Leverage ratio denominators (LRDs) and leverage ratios for 30 June 2020 and 31 March 2020 do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section of this report and to “Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits” in this section for more information.

p

Liquidity coverage ratio

Quarterly | UBS Switzerland AG, as a Swiss SRB, is required to maintain a liquidity coverage ratio (LCR) of 100%. In connection with the Swiss Emergency Plan, UBS Switzerland AG must satisfy additional liquidity requirements. p

Quarterly |

Liquidity coverage ratio
	Weighted value[1]
CHF billion, except where indicated	Average 2Q20[2]	Average 1Q20[2]
High-quality liquid assets	85	75
Total net cash outflows	62	53
of which: cash outflows	90	86
of which: cash inflows	28	33
Liquidity coverage ratio (%)	138	141

1 Calculated after the application of haircuts and inflow and outflow rates as well as, where applicable, caps on Level 2 assets and cash inflows.    2 Calculated based on an average of 65 data points in the second quarter of 2020 and 64 data points in the first quarter of 2020.

p

Significant regulated subsidiaries and sub-groups

Capital instruments

Quarterly |

Capital instruments of UBS Switzerland AG – key features
Presented according to issuance date.
		Share capital	Additional tier 1 capital
1	Issuer	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland
1a	Instrument number	1	2	3	4	5	6	7
2	Unique identifier (e.g., CUSIP, ISIN or Bloomberg identifier for private placement)	–	–
3	Governing law(s) of the instrument	Swiss	Swiss
3a	Means by which enforceability requirement of Section 13 of the TLAC Term Sheet is achieved (for other TLAC-eligible instruments governed by foreign law)	n/a	n/a
Regulatory treatment
4	Transitional Basel III rules[1]	CET1 – Going concern capital	Additional tier 1 capital
5	Post-transitional Basel III rules[2]	CET1 – Going concern capital	Additional tier 1 capital
6	Eligible at solo / group / group and solo	UBS Switzerland AG consolidated and standalone	UBS Switzerland AG consolidated and standalone
7	Instrument type (types to be specified by each jurisdiction)	Ordinary shares	Loan[4]
8	Amount recognized in regulatory capital (currency in millions, as of most recent reporting date)[1]	CHF 10.0	CHF 1,500	CHF 500	CHF 1,000	CHF 825	USD 425	CHF 475
9	Par value of instrument	CHF 10.0	CHF 1,500	CHF 500	CHF 1,000	CHF 825	USD 425	CHF 475
10	Accounting classification[3]	Equity attributable to UBS Switzerland AG shareholders	Due to banks held at amortized cost
11	Original date of issuance	–	1 April 2015	11 March 2016	18 December 2017	12 December 2018	12 December 2018	11 December 2019
12	Perpetual or dated	–	Perpetual
13	Original maturity date	–	–
14	Issuer call subject to prior supervisory approval	–	Yes
15	Optional call date, contingent call dates and redemption amount	–	First optional repayment date: 1 April 2020	First optional repayment date: 11 March 2021	First optional repayment date: 18 December 2022	First optional repayment date: 12 December 2023	First optional repayment date: 12 December 2023	First optional repayment date: 11 December 2024
Repayable at any time after the first optional repayment date. Repayment subject to FINMA approval. Optional repayment amount: principal amount, together with any accrued and unpaid interest thereon
16	Subsequent call dates, if applicable	–	Early repayment possible due to a tax or regulatory event. Repayment due to tax event subject to FINMA approval. Repayment amount: principal amount, together with accrued and unpaid interest

Capital instruments of UBS Switzerland AG – key features (continued)
Coupons
17	Fixed or floating dividend / coupon	–	Floating
18	Coupon rate and any related index	–	6-month CHF Libor + 370 bps per annum semiannually	3-month CHF Libor + 459 bps per annum quarterly	3-month CHF Libor + 250 bps per annum quarterly	3-month CHF Libor + 489 bps per annum quarterly	3-month USD Libor + 547 bps per annum quarterly	3-month CHF Libor + 433 bps per annum quarterly
19	Existence of a dividend stopper	–	No
20	Fully discretionary, partially discretionary or mandatory	Fully discretionary	Fully discretionary
21	Existence of step-up or other incentive to redeem	–	No
22	Non-cumulative or cumulative	Non-cumulative	Non-cumulative
23	Convertible or non-convertible	–	Non-convertible
24	If convertible, conversion trigger(s)	–	–
25	If convertible, fully or partially	–	–
26	If convertible, conversion rate	–	–
27	If convertible, mandatory or optional conversion	–	–
28	If convertible, specify instrument type convertible into	–	–
29	If convertible, specify issuer of instrument it converts into	–	–
30	Write-down feature	–	Yes
31	If write-down, write-down trigger(s)	–	Trigger: CET1 ratio is less than 7%

FINMA determines a write-down necessary to ensure UBS Switzerland AG’s viability; or UBS Switzerland AG receives a commitment of governmental support that FINMA determines necessary to ensure UBS Switzerland AG‘s viability.

Subject to applicable conditions

32	If write-down, fully or partially	–	Fully
33	If write-down, permanent or temporary	–	Permanent
34	If temporary write-down, description of write-up mechanism	–	–
34a	Type of subordination	Statutory	Contractual
35	Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument in the insolvency creditor hierarchy of the legal entity concerned).

Unless otherwise stated in the articles of association, once debts are paid back, the assets of the liquidated company are divided between the shareholders pro rata based on their contributions and considering the preferences attached to certain categories of shares (Art. 745, Swiss Code of Obligations)

Subject to any obligations that are mandatorily preferred by law, all obligations of UBS Switzerland AG that are unsubordinated or that are subordinated and do not rank junior, such as all classes of share capital, or at par, such as tier 1 instruments

36	Non-compliant transitioned features	–	–
37	If yes, specify non-compliant features	–	–

1 Based on Swiss SRB (including transitional arrangement) requirements.    2 Based on Swiss SRB requirements applicable as of 1 January 2020.    3 As applied in UBS Switzerland AG‘s financial statements under Swiss GAAP.    4 Loans granted by UBS AG, Switzerland.

p

Significant regulated subsidiaries and sub-groups

Section 4  UBS Europe SE consolidated

Quarterly | The table below provides information about the regulatory capital components, capital ratios, leverage ratio and liquidity of UBS Europe SE consolidated based on the Pillar 1 requirements.

During the second quarter of 2020, common equity tier 1 (CET1) capital remained stable. Risk-weighted assets (RWA) decreased by EUR 1.6 billion to EUR 13.6 billion, reflecting a decrease in credit risk RWA and credit valuation adjustment (CVA). Leverage ratio exposure decreased by EUR 6.8 billion to EUR 42.2 billion, mainly reflecting a decrease of EUR 3.1 billion in cash held at central banks, a decrease of EUR 3.9 billion in securities financing transactions (SFTs) and a decrease of EUR 0.8 billion in other cash balances. This decrease was partially offset by an increase in high quality liquid asset- (HQLA-) eligible bonds of EUR 2.0 billion. The average liquidity coverage ratio (LCR) remained stable, with a EUR 0.7 billion increase in high-quality liquid assets and a EUR 0.6 billion increase in total net cash outflows, mainly due to treasury management of the excess high-quality liquid assets through securities financing transactions.

Entities may also be subject to significant Pillar 2 requirements, which represent additional amounts of capital considered necessary and agreed with regulators based on the risk profile of the entities. p

Quarterly |

KM1: Key metrics[1,2,3]
EUR million, except where indicated
		30.6.20	31.3.20[4]	31.12.19[4]	30.9.19	30.6.19
Available capital (amounts)
1	Common equity tier 1 (CET1)	3,013	3,043	3,028	3,528	3,543
2	Tier 1	3,303	3,333	3,318	3,818	3,833
3	Total capital	3,303	3,333	3,318	3,818	3,833
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	13,559	15,154	15,146	14,407	13,725
4a	Minimum capital requirement[5]	1,085	1,212	1,212	1,153	1,098
Risk-based capital ratios as a percentage of RWA
5	Common equity tier 1 ratio (%)	22.2	20.1	20.0	24.5	25.8
6	Tier 1 ratio (%)	24.4	22.0	21.9	26.5	27.9
7	Total capital ratio (%)	24.4	22.0	21.9	26.5	27.9
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (2.5% from 2019) (%)	2.5	2.5	2.5	2.5	2.5
9	Countercyclical buffer requirement (%)	0.0	0.1	0.3	0.3	0.2
10	Bank G-SIB and/or D-SIB additional requirements (%)
11	Total of bank CET1-specific buffer requirements (%)	2.5	2.6	2.8	2.8	2.7
12	CET1 available after meeting the bank’s minimum capital requirements (%)[6]	16.4	14.0	14.0	18.5	19.9
Basel III leverage ratio[7]
13	Total Basel III leverage ratio exposure measure	42,172	49,004	41,924	50,199	52,291
14	Basel III leverage ratio (%)[8]	7.8	6.8	7.9	7.6	7.3
Liquidity coverage ratio[9]
15	Total HQLA	15,540	14,839	14,393	14,309	14,367
16	Total net cash outflow[10]	11,062	10,457	9,976	9,624	8,773
17	LCR (%)[10]	141	142	147	151	165

1 Based on applicable EU Basel III rules.    2 As a result of the cross-border merger of UBS Limited into UBS Europe SE effective 1 March 2019, UBS Europe SE became a significant regulated subsidiary of UBS Group AG. The size, scope and business model of the merged entity is now materially different.    3 There is no local disclosure requirement for the net stable funding ratio as at 30 June 2020.    4 The Management Board of UBS Europe SE has proposed a dividend for the 2019 financial year, which will be subject to approval at an Extraordinary General Meeting in the fourth quarter of 2020. Comparative figures for 31 March 2020 and 31 December 2019 have been restated to align with the UBS Europe SE Pillar 3 report and other regulatory reports as submitted to the European Central Bank, which reflect this proposed dividend.    5 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    6 This represents the CET1 ratio that is available for meeting buffer requirements. It is calculated as the CET1 ratio minus 4.5% and after considering, where applicable, CET1 capital that has been used to meet tier 1 and/or total capital ratio requirements under Pillar 1. Comparative figures for 30 June 2019 have been adjusted to adhere to this presentation.    7 The Total Basel III leverage ratio exposure measure and the Basel III leverage ratio as of 30 June 2020 have been aligned with the final information submitted to the European Central Bank and therefore differ from the information reported for UBS Europe SE in the UBS Group AG report for the second quarter of 2020 in the table “Financial and regulatory key figures for our significant regulated subsidiaries and sub-groups.”    8 On the basis of tier 1 capital.    9 Figures as of 30 June 2020 and 31 March 2020 are based on a twelve-month average. Comparative figures for 31 December 2019 are based on a ten-month average, as of 30 September 2019 on a seven-month average and as of 30 June 2019 on a four-month average rather than a twelve-month average, as data produced on the same basis is only available for the period since the cross-border merger.    10 Revised calculation excludes inflows from overdrafts that we cannot demand repayment of within 30 days. Comparative figures and ratios for 30 September 2019 and 30 June 2019 have been adjusted accordingly.

p

Section 5  UBS Americas Holding LLC consolidated

Quarterly | The table below provides information about the regulatory capital components and capital ratios, as well as the leverage ratio, of UBS Americas Holding LLC consolidated, based on the Pillar 1 requirements (i.e., US Basel III standardized rules).

UBS Americas Holding LLC, as a designated category III bank under US rules, has been subject to a simplification of regulatory capital rules since 1 April 2020. The revisions simplify the framework for regulatory capital deductions and increase the risk weights for mortgage servicing assets, certain deferred tax assets arising from temporary differences and investments in the capital of unconsolidated financial institutions.

During the second quarter of 2020, common equity tier 1 (CET1) capital increased by USD 1.6 billion, predominantly due to the implementation of the Capital Simplification Rule. Risk-weighted assets (RWA) increased by USD 10.5 billion to USD 64.3 billion, mainly driven by higher risk weights under the Capital Simplification Rule. Leverage ratio exposure increased by USD 11.1 billion to USD 146.6 billion during the quarter, primarily driven by higher average assets as well as lower Tier 1 deductions as a result of the implementation of the Capital Simplification Rule.

Entities may also be subject to significant Pillar 2 requirements, which represent additional amounts of capital considered necessary and agreed with regulators based on the risk profile of the entities. p

Quarterly |

KM1: Key metrics[1,2,3]
USD million, except where indicated
		30.6.20[4]	31.3.20	31.12.19	30.9.19	30.6.19
Available capital (amounts)
1	Common equity tier 1 (CET1)	13,567	11,975	11,939	11,868	12,900
2	Tier 1	16,610	15,024	14,987	14,923	15,055
3	Total capital	17,376	15,778	15,702	15,640	15,772
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	64,324	53,812	54,058	52,947	53,892
4a	Minimum capital requirement[5]	5,146	4,305	4,325	4,236	4,311
Risk-based capital ratios as a percentage of RWA
5	Common equity tier 1 ratio (%)	21.1	22.3	22.1	22.4	23.9
6	Tier 1 ratio (%)	25.8	27.9	27.7	28.2	27.9
7	Total capital ratio (%)	27.0	29.3	29.0	29.5	29.3
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (2.5% from 2019) (%)	2.5	2.5	2.5	2.5	2.5
9	Countercyclical buffer requirement (%)[6]
10	Bank G-SIB and/or D-SIB additional requirements (%)[7]
11	Total of bank CET1-specific buffer requirements (%)	2.5	2.5	2.5	2.5	2.5
12	CET1 available after meeting the bank’s minimum capital requirements (%)[8]	16.6	17.8	17.6	17.9	19.4
Basel III leverage ratio
13	Total Basel III leverage ratio exposure measure	146,641	135,534	127,290	123,632	123,008
14	Basel III leverage ratio (%)[9]	11.3	11.1	11.8	12.1	12.2
14a	Total Basel III supplementary leverage ratio exposure measure[10]	147,672
14b	Basel III supplementary leverage ratio (%)[9,10]	11.2

1 For UBS Americas Holding LLC based on applicable US Basel III rules.    2 There is no local disclosure requirement for liquidity coverage ratio or net stable funding ratio for UBS Americas Holding LLC as of 30 June 2020.    3 The adoption of ASU 2019-12 in the second quarter of 2020 resulted in a retrospective removal of cumulative tax expense and related balances pertaining to UBS Americas Holding LLC within the IHC tax group for financial reporting purposes. For the purpose of regulatory reporting, we have applied this accounting change prospectively and have not restated the corresponding comparative regulatory key figures.    4 UBS Americas Holding LLC, as a designated category III bank, has been subject to a simplification of regulatory capital rules since 1 April 2020. The revisions simplify the framework for regulatory capital deductions and increase risk weights for mortgage servicing assets, certain deferred tax assets arising from temporary differences, and investments in the capital of unconsolidated financial institutions (below the deduction threshold (25%), resulting in an impact of 0.3% on the CET1 ratio).    5 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    6 UBS Americas Holding LLC is currently not subject to the countercyclical buffer requirement.    7 Not applicable, as requirements have not been proposed.    8 This represents the CET1 ratio that is available for meeting buffer requirements. It is calculated as the CET1 ratio minus 4.5% and after considering, where applicable, CET1 capital that has been used to meet tier 1 and/or total capital ratio requirements. Figures as of 30 June 2019 have been adjusted to adhere to this presentation.    9 On the basis of tier 1 capital.    10 UBS Americas Holding LLC, as a designated category III bank, has been subject to supplementary leverage ratio (SLR) reporting since 1 April 2020. Temporary relief will be provided by the Federal Reserve Board (the Federal Reserve), the Federal Deposit Insurance Corporation (the FDIC) and the Office of the Comptroller of the Currency (the OCC) through March 2021, allowing for the exclusion of US Treasury securities and deposits at Federal Reserve Banks from the SLR denominator. This exclusion resulted in an increase in SLR of 135 bps on 30 June 2020.

p

Significant regulated subsidiaries and sub-groups

Material sub-group entity – creditor ranking at legal entity level

Semiannual | The TLAC2 table below provides an overview of the creditor ranking structure of UBS Americas Holding LLC on a standalone basis.

As of 30 June 2020, UBS Americas Holding LLC had a total loss-absorbing capacity (TLAC) of USD 22,110 million after regulatory capital deductions and adjustments. This amount included Tier 1 capital of USD 16,610 million and USD 5,500 million of internal long-term debt that is eligible as internal TLAC issued to UBS AG, a wholly owned subsidiary of the UBS Group AG resolution entity. p

Semiannual |

TLAC2 – Material sub-group entity – creditor ranking at legal entity level
As of 30.6.20		Creditor ranking				Total
USD million		1	2	3	4
1	Is the resolution entity the creditor / investor?	No	No	No	No
2	Description of creditor ranking	Common Equity (most junior)[1]	Preferred Shares (Additional tier 1)	Subordinated debt	Unsecured loans and other pari passu liabilities (most senior)
3	Total capital and liabilities net of credit risk mitigation	24,977	3,150	600	26,240	54,967
4	Subset of row 3 that are excluded liabilities				521	521
5	Total capital and liabilities less excluded liabilities (row 3 minus row 4)	24,977	3,150	600	25,719	54,446
6	Subset of row 5 that are eligible as TLAC	24,977	3,150		5,500	33,627
7	Subset of row 6 with 1 year ≤ residual maturity < 2 years
8	Subset of row 6 with 2 years ≤ residual maturity < 5 years				3,300	3,300
9	Subset of row 6 with 5 years ≤ residual maturity < 10 years				2,200	2,200
10	Subset of row 6 with residual maturity ≥ 10 years, but excluded perpetual securities
11	Subset of row 6 that is perpetual securities	24,977	3,150		0	28,127
1 Equity attributable to shareholders, which includes share premium and reserves.

p

Abbreviations frequently used in our financial reports

A

ABS                 asset-backed securities

AEI                  automatic exchange of information

AGM               Annual General Meeting of shareholders

A-IRB              advanced internal
ratings-based

AIV                  alternative investment vehicle

ALCO              Asset and Liability Committee

AMA               advanced measurement approach

AML                anti-money laundering

AoA                Articles of Association

APAC              Asia Pacific

APM                alternative performance measure

ARR                 alternative reference rate

ARS                 auction rate securities

ASF                  available stable funding

AT1                 additional tier 1

AuM               assets under management

B

BCBS               Basel Committee on
Banking Supervision

BEAT               base erosion and anti-abuse tax

BIS                   Bank for International Settlements

BoD                 Board of Directors

BVG                Swiss occupational
pension plan

C

CAO                Capital Adequacy Ordinance

CCAR              Comprehensive Capital Analysis and Review

CCF                 credit conversion factor

CCP                 central counterparty

CCR                counterparty credit risk

CCRC              Corporate Culture and Responsibility Committee

CCyB               countercyclical buffer

CDO                collateralized debt
obligation

CDS                 credit default swap

CEA                 Commodity Exchange Act

CEM                current exposure method

CEO                Chief Executive Officer

CET1               common equity tier 1

CFO                 Chief Financial Officer

CFTC               US Commodity Futures Trading Commission

CHF                 Swiss franc

CIC                  Corporate & Institutional Clients

CIO                 Chief Investment Office

CLS                  Continuous Linked Settlement

CMBS             commercial mortgage-backed security

C&ORC           Compliance & Operational Risk Control

CRD IV            EU Capital Requirements Directive of 2013

CRM               credit risk mitigation (credit risk) or comprehensive risk measure (market risk)

CRR                 Capital Requirements Regulation

CST                 combined stress test

CVA                credit valuation adjustment

D

DBO                defined benefit obligation

DCCP              Deferred Contingent Capital Plan

DJSI                 Dow Jones Sustainability Indices

DM                  discount margin

DOJ                 US Department of Justice

D-SIB               domestic systemically important bank

DTA                 deferred tax asset

DVA                debit valuation adjustment

E

EAD                 exposure at default

EB                    Executive Board

EBA                 European Banking Authority

EC                   European Commission

ECB                 European Central Bank

ECL                  expected credit loss

EIR                   effective interest rate

EL                    expected loss

EMEA              Europe, Middle East and Africa

EOP                 Equity Ownership Plan

EPE                  expected positive exposure

EPS                  earnings per share

ESG                 environmental, social and governance

ETD                 exchange-traded derivatives

ETF                  exchange-traded fund

EU                   European Union

EUR                 euro

EURIBOR        Euro Interbank Offered Rate

EVE                  economic value of equity

EY                    Ernst & Young (Ltd)

F

FA                    financial advisor

FCA                 UK Financial Conduct
Authority

FCT                  foreign currency translation

FINMA            Swiss Financial Market Supervisory Authority

FMIA               Swiss Financial Market Infrastructure Act

FSB                  Financial Stability Board

FTA                  Swiss Federal Tax Administration

FVA                 funding valuation adjustment

FVOCI             fair value through other comprehensive income

FVTPL              fair value through profit or loss

FX                    foreign exchange

G

GAAP              generally accepted
accounting principles

GBP                 pound sterling

GDP                gross domestic product

GEB                 Group Executive Board

GIA                 Group Internal Audit

GIIPS               Greece, Italy, Ireland,
Portugal and Spain

GMD               Group Managing Director

GRI                  Global Reporting Initiative

GSE                 government sponsored entities

G-SIB              global systemically important bank

H

HQLA              high-quality liquid assets

HR                   human resources

Abbreviations frequently used in our financial reports (continued)

I

IAA                  internal assessment approach

IAS                  International Accounting Standards

IASB                International Accounting Standards Board

IBOR               interbank offered rate

IFRIC               International Financial Reporting Interpretations Committee

IFRS                 International Financial Reporting Standards

IHC                  intermediate holding company

IMA                 internal models approach

IMM                internal model method

IRB                  internal ratings-based

IRC                  incremental risk charge

IRRBB              interest rate risk in the banking book

ISDA                International Swaps and Derivatives Association

K

KRT                 Key Risk Taker

L

LAS                  liquidity-adjusted stress

LCR                 liquidity coverage ratio

LGD                 loss given default

LIBOR              London Interbank Offered Rate

LLC                  limited liability company

LRD                 leverage ratio denominator

LTIP                 Long-Term Incentive Plan

LTV                  loan-to-value

M

M&A               mergers and acquisitions

MiFID II           Markets in Financial Instruments Directive II

MRT                Material Risk Taker

N

NAV                net asset value

NCL                 Non-core and Legacy Portfolio

NII                   net interest income

NRV                 negative replacement value

NSFR               net stable funding ratio

NYSE               New York Stock Exchange

O

OCA                own credit adjustment

OCI                 other comprehensive income

OTC                over-the-counter

P

PD                   probability of default

PFE                  potential future exposure

PIT                   point in time

P&L                  profit or loss

POCI               purchased or originated credit-impaired

PRA                 UK Prudential Regulation Authority

PRV                 positive replacement value

Q

QCCP              qualifying central counterparty

QRRE              qualifying revolving retail exposures

R

RBA                 role-based allowances

RBC                 risk-based capital

RbM                risk-based monitoring

RMBS              residential mortgage-backed securities

RniV                risks not in VaR

RoAE               return on attributed equity

RoCET1          return on CET1 capital

RoTE               return on tangible equity

RoU                 right-of-use

RV                   replacement value

RW                  risk weight

RWA               risk-weighted assets

S

SA                   standardized approach

SA-CCR          standardized approach for counterparty credit risk

SAR                 stock appreciation right or Special Administrative Region

SBC                 Swiss Bank Corporation

SDG                Sustainable Development Goal

SE                    structured entity

SEC                 US Securities and Exchange Commission

SEEOP             Senior Executive Equity Ownership Plan

SFT                  securities financing transaction

SI                     sustainable investing

SICR                significant increase in credit risk

SIX                   SIX Swiss Exchange

SME                small and medium-sized entity

SMF                 Senior Management Function

SNB                 Swiss National Bank

SPPI                 solely payments of principal and interest

SRB                 systemically relevant bank

SRM                specific risk measure

SVaR               stressed value-at-risk

T

TBTF                too big to fail

TCJA               US Tax Cuts and Jobs Act

TLAC               total loss-absorbing capacity

TTC                 through-the-cycle

U

UBS RESI         UBS Real Estate Securities Inc.

UoM               units of measure

USD                 US dollar

V

VaR                 value-at-risk

VAT                 value added tax

W

WEKO             Swiss Competition Commission

This is a general list of the abbreviations frequently used in our financial reporting. Not all of the listed abbreviations may appear in this particular report.

Cautionary Statement | This report and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s Annual Report 2019, UBS’s second quarter 2020 report and UBS’s first quarter 2020 report on Forms 6K, available at www.ubs.com/investors, for additional information.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages, percent changes, and adjusted results are calculated on the basis of unrounded figures. Information about absolute changes between reporting periods, which is provided in text and which can be derived from figures displayed in the tables, is calculated on a rounded basis.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS Group AG

P.O. Box

CH-8098 Zurich

www.ubs.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi                   _____

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi                   _____

Name:  Ella Campi

Title:    Executive Director

Date:  August 14, 2020